ESB FINANCIAL CORPORATION
ANNUAL REPORT 2012

ESB Bank

A Subsidiary of ESB Financial Corporation

VALUES WE SHARE

Our Purpose:	C	USTOMER SATISFACTION
— Strive to exceed customer expectations
— Listen, understand and respond to customer needs — Serve in a friendly, professional, caring way, adding that personal touch — Earn confidence and loyalty of customers through exceptional service

Our Foundation:	I	NTEGRITY
— Uncompromising, adhere to highest professional and personal ethics
— Accept responsibility, fulfill commitments and maintain credibility — Actions founded on honesty, fairness and trust — Do what’s right

Our Goal:	E	XCELLENCE
— Approach responsibilities with passion and commitment

—    Consistently endeavor to do the best job possible

—    Committed to the concept of rising expectations and continual improvement

—    Set challenging goals, learn from mistakes, demonstrate innovation and creativity and attention to detail

Our Style:	T	EAMWORK
— Value diversity and the contributions of others
— Share information and expertise — Build trust and relationships through open candid communication — Enthusiastically work together to achieve common goals

Our Responsibility:	C	OMMUNITY INVOLVEMENT
— Give time, skills and resources to improve our communities
— Be a positive role model; strive to make a difference

Our Strength:	L	EADERSHIP
— Lead by example in both words and actions
— Stimulate and relish opportunities for positive change — Recognize performance, effectively plan and communicate, demand quality — Respect others and encourage a balanced life approach

	Consolidated Financial Highlights	2
	Letter to Shareholders	4
	Selected Consolidated Financial Data	6
	Management’s Discussion and Analysis of Financial Condition and Results of Operations	7

Office Locations	inside back cover

Company Profile

ESB Financial Corporation (NASDAQ: ESBF), a publicly traded financial services company, provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly owned subsidiary, ESB Bank.

ESB Bank is a Pennsylvania chartered, FDIC insured stock savings bank which conducts business through 23 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. To compliment retail and commercial operations conducted through its bank offices, the Company invests in U.S. Government, corporate debt, municipal and mortgage-backed securities through ESB Bank.

Mission Statement

The mission of ESB Financial Corporation and its subsidiaries is to effectively provide for the financial service needs of our customers and community while creating value for our shareholders. Our mission will be accomplished by growing in a profitable and controlled manner; by identifying and meeting the financial needs of our customers; by offering quality products and services that are competitively priced and serviced by a knowledgeable, attentive and friendly staff; and by creating a positive work environment that maximizes the alignment of customer and employee objectives.

ESB Financial Corporation	1	2012 Annual Report

Consolidated Financial Highlights

(Dollar amounts in thousands, except share data)

	As of or for the year ended December 31,
	2012	2011	Change

Total assets	$1,927,614	$1,964,791	(2%)

Securities available for sale	1,110,776	1,130,116	(2%)

Loans receivable, net	672,086	648,921	4%

Total deposits	1,178,057	1,156,410	2%

Borrowed funds, including junior subordinated notes	530,949	606,960	(13%)

Stockholders’ equity	194,800	179,075	9%

Net interest income	43,112	44,087	(2%)

Net income	14,903	14,910	0%

Net income per share (diluted)	$1.03	$1.02	1%

Cash dividends declared per share (1)	$0.40	$0.38	5%

Return on average assets	0.76%	0.76%	0%

Return on average stockholders’ equity	7.82%	8.40%	(7%)

(1)

In 2012, the Company declared and paid the fourth quarter dividend in December of 2012, in prior years the dividend was declared in the fourth quarter and paid out in the first quarter of the next year.

ESB Financial Corporation	2	2012 Annual Report

Consolidated Financial Highlights (continued)

ESB Financial Corporation	3	2012 Annual Report

Letter to Shareholders

Dear Fellow Shareholders:

I am proud to report another very successful year for ESB Financial Corporation. In fact, 2012 marks the fourth consecutive year that the company has reported record earnings. For the year ended December 31, 2012, ESB Financial Corporation posted earnings of $1.03 per diluted share on income of $14.9 million. This represents a 1.0% increase in net income per diluted share as compared to earnings of $1.02 per diluted share on net income of $14.9 million for the year ended December 31, 2011.

I am especially proud of these results considering the significant challenges that we faced in 2012, due in part to continued uncertain economic conditions amidst an election year and increased regulatory burdens. The success of ESB Financial Corporation can be attributed to our customers, our shareholders, our employees and our Board of Directors. Our unwavering philosophy has been to manage the interest rate margin without compromising asset quality or future earnings potential while continuing to offer quality products to our customers. We accomplish these objectives by challenging our employees to actively pursue new customers through commercial, public and personal checking account relationships. The results continue to be outstanding. The overall deposit growth for the year ended December 31, 2012 was $21.6 million or 1.9% when compared to December 31, 2011. In addition, low cost core deposits grew by approximately $53.5 million.

This core deposit growth over the last several years combined with a decrease in borrowed funds of approximately $76.0 million, or 12.5% when compared to December 31, 2011 has fueled the improvement to our cost of funds which decreased 33 basis points to 1.67% for the year ended December 31,2012 when compared to 2.00% for the year ended December 31, 2011. This deposit growth also contributed to our ability to manage the net interest margin and assisted in mitigating a slight decrease in our net interest rate margin which ended at 2.63% as of December 31, 2012 from 2.68% at December 31, 2011.

With interest rates remaining at historically low levels margins continue to be compressed. To counter this economic situation, the Company intentionally shrank its balance sheet. Total assets decreased $37.2 million, or 1.9%, to $1.93 billion at December 31, 2012 from $1.96 billion at December 31, 2011. Cost containment measurements were also taken and a decision to consolidate banking operations of two offices was made during 2012 and went into effect early in January of 2013. All employees were retained and any staffing adjustments will be made through normal attrition.

Key contributing factors to our strong 2012 performance include the improvement in our non-performing assets to total assets and non-performing loans to total loans. Non-performing assets decreased to $10.0 million, or 0.52%, of total assets at December 31, 2012 from $17.3 million, or 0.88% of total assets at December 31, 2011. Non-performing loans, which includes troubled debt restructuring, to total loans decreased to $7.4 million or 1.07% of total loans at December 31, 2012 from $13.4 million, or 2.00% of total loans at December 31, 2011. Both of these ratios were uncharacteristically high for ESB Financial Corporation for the year ended December 31, 2011 when compared on a historical basis, and are not returning to normal levels.

I am pleased to state that with current quarterly cash dividends remaining at $0.10 per share in 2012 our record of paying cash dividends was extended to 90 consecutive quarters. Please don’t forget that the first quarter dividend payment for 2013 was paid in December of 2012 to help shareholders navigate an uncertain tax landscape as an agreement between the Administration and Congress on taxes and spending was not in place until very late in the year. The Board of Directors did continue our common stock repurchase program, and for the year, the Company repurchased approximately 27,061 shares with a market value of $400,000.

Awards and Recognition

Similar to past years, 2012 marked a year of significant achievements in the way of awards and recognition for ESB Financial Corporation. For the fourth year in a row SNL Financial, a nationally recognized financial information firm, ranked ESB Financial Corporation in the top 10 of the 100 largest public thrifts by asset size.

ESB Financial Corporation	4	2012 Annual Report

Letter to Shareholders (continued)

Bauer Financial is another organization that evaluates the strength of banking institutions and once again rated ESB Bank 5-stars (out of 5-stars) for superior financial stability.

Not only did ESB Bank receive national praise for financial performance, but once again received awards and recognition locally. For the second consecutive year, ESB Bank was recognized as a 2012 Top Places to Work through a survey conducted by the Pittsburgh Post-Gazette. The Pittsburgh Business Times also honored ESB Bank as one of the Best Places to Work in Western PA for the seventh time in nine years. ESB Bank was also awarded “Best of the Best in Banking for 2012” within several local communities.

Community Involvement

ESB Financial Corporation is successful because the Company is operated on six values that all of our employees and directors share. One of these core values in particular is Our Responsibility: Community Involvement. This core value involves giving time, skills and resources to improve our communities and to be a positive role model; striving to make a difference. The Company has a Community Service Program in place and “Shining Stars” are recognized each year during a special luncheon.

Throughout 2012, 112 ESB Bank employees reported a total of 4,280 community service hours ranging from schools, churches and volunteer fire departments to youth organizations and participation in charitable fundraisers. Since the inception of our “ESB BANK CARES” in 2003, ESB Bank employees have documented over 39,000 hours of service to our communities.

ESB Financial Corporation also once again participated in the Educational Improvement Tax Credit Program (EITC). This program provides tax credits to eligible businesses contributing to a Scholarship Organization or an Educational Improvement Organization. In 2012, ESB Financial Corporation was able to distribute $75,000 to thirty organizations throughout Western Pennsylvania. In addition, you will often see ESB Financial Corporation as a sponsor for local athletic sports as well as other artistic, cultural and/or musical events. These include events at our local school districts as well as those put on by or through other community groups.

Future Challenges and Opportunities

With a heightened regulatory climate, extended low interest rate environment and other uncertain economic conditions, 2013 will prove to be another challenging year. We will look to put additional emphasis on expense control and balance that with efforts to integrate our products and services to improve efficiencies expand customer relationships and attract new customers. One example would be our plan to introduce new and convenient electronic banking services such as mobile banking and online account opening. Safety and soundness remain the focus of ESB Financial Corporation and through hard work and commitment we will continue to provide a sound investment return to our shareholders.

The strong performance of ESB Financial Corporation in 2012 and over the past several years could not have been accomplished without the continued hard work and support of our customers, our shareholders, our Board of Directors, and each of our dedicated officers and employees. Again, I would like to thank all of you for your dedication to the success of ESB. We invite our shareholders to join us at our annual shareholders’ meeting on Wednesday, April 17, 2013 at 4:00 p.m. at the Connoquenessing Country Club in Ellwood City, Pennsylvania.

Sincerely,

Charlotte A. Zuschlag

President and Chief Executive Officer

ESB Financial Corporation	5	2012 Annual Report

A Solid Bank

for a Secure Future

ESB Bank

A Subsidiary of ESB Financial Corporation

Top 10
4 YEARS
in a Row

SNL Financial

Reprinted from SNL Financial

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for calendar year 2011 (1-25)

2011 Rank	2010 rank[1]	Company (ticker)	City, state	Score[2]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/avg. loans (%)
1	1	Malaga Financial Corp. (MLGF)	Palos Verdes Estates, CA	144.60	827.2	1.36	14.55	13.20	24.82	0.22	0.00
2	2	BofI Holding Inc. (BOFI)	San Diego, CA	134.61	2,223.8	1.24	16.09	14.33	42.84	1.20	0.39
3	4	Hingham Institution for Savings (HIFS)	Hingham, MA	132.68	1,127.3	1.14	15.32	11.40	40.11	0.81	0.06
4	5	Dime Community Bancshares Inc. (DCOM)	Brooklyn, NY	126.12	4,021.2	1.16	16.26	10.18	41.64	2.07	0.17
5	3	New York Community Bancorp Inc. (NYB)	Westbury, NY	119.71	42,024.3	1.17	16.44	6.04	40.78	1.87	0.49
6	7	Oritani Financial Corp. (ORIT)	Township of Washington, NJ	89.98	2,603.1	1.14	4.89	2.36	34.90	0.99	0.33
7	22	Investors Bancorp Inc.	Short Hills, NJ	87.06	10,701.6	0.78	8.81	7.32	43.21	1.71	0.57
8	**10**	**ESB Financial Corp. (ESBF)**	**Ellwood City, PA**	**86.74**	**1,964.8**	**0.81**	**11.26**	**8.90**	**53.64**	**2.04**	**0.18**
9	15	Greene County Bancorp Inc. (MHC) (GCBC)	Catskill, NY	86.23	559.6	1.02	11.60	9.87	59.22	2.38	0.33
10	14	Flushing Financial Corp. (FFIC)	Lake Success, NY	79.04	4,287.9	0.82	9.24	8.56	46.86	4.08	0.59
11	18	TrustCo Bank Corp. NY (TRST)	Glenville, NY	78.90	4,243.6	0.81	11.06	3.34	49.15	1.93	0.49
12	6	Capitol Federal Financial Inc. (CFFN)	Topeka, KS	72.70	9,421.0	0.71	3.50*	5.09	45.69	1.34	0.06
13	20	OceanFirst Financial Corp. (OCFC)	Toms River, NJ	71.87	2,302.1	0.91	9.88	8.56	56.76	3.59	0.56
14	12	Brookline Bancorp Inc. (BRKL)	Brookline, MA	71.07	3,299.0	0.94	6.36	0.24	52.32	0.47	0.08
15	16	Clifton Savings Bancorp Inc. (MHC) (CSBK)	Clifton, NJ	66.99	1,117.1	0.74	4.62	3.37	49.52	0.51	0.05
16	25	Harleysville Savings Financial Corp. (HARL)	Harleysville, PA	65.17	632.6	0.65	9.86	4.77	62.40	1.00	0.07
17	21	Provident Financial Services Inc. (PFS)	Jersey City, NJ	64.68	7,097.4	0.83	10.07	4.25	55.99	3.47	0.52
18	24	Oneida Financial Corp. (ONFC)	Oneida, NY	60.85	563.7	0.89	9.69	16.05	78.96	0.50	0.05
19	19	New Hampshire Thrift Bancshares Inc. (NHTB)	Newport, NH	58.97	1,041.8	0.74	12.71	7.82	74.65	2.24	0.29
20	30	Washington Federal Inc. (WAFD)	Seattle, WA	55.95	13,649.7	0.89	NA	4.86	21.22	6.87	1.02
21	23	Territorial Bancorp Inc. (TBNK)	Honolulu, HI	55.10	1,537.6	0.85	NA	3.92	60.36	0.76	0.05
22	35	First Savings Financial Group Inc. (FSFG)	Clarksville, IN	53.80	542.2	0.73	7.86	5.99	66.17	2.18	0.24
23	8	Kaiser Federal Financial Group Inc. (KFFG)	Covina, CA	53.06	932.6	0.96	5.77	4.64	59.33	3.70	0.58
24	32	Berkshire Hills Bancorp Inc. (BHLR)	Pittsfield, MA	47.26	3,091.2	0.50	7.28	1.89	62.98	0.86	0.27
25	42	First Defiance Financial Corp. (FDEF)	Defiance, OH	46.07	2,058.2	0.75	6.75	4.36	59.43	2.85	1.41
		Median (top 100 thrifts)			**1,116.5**	**0.59**	**3.16**	**2.97**	**69.68**	**3.65**	**0.73**

As of April 16, 2012
1 The 2010 rank is for the twelve months ended March 31, 2011.
2 The score is based on a scale of -300 to 300.
Companies are ranked according to six weighted metrics: ROAA (20%), ROATCE (20%), TBV/share median 3-year growth (20%), efficiency ratio (20%), NPLs/loans (10%) and NCOs/avg. loans (10%).
Each metric score is calculated by measuring a company's standardized deviation from the mean.
Companies with an NA for a metric are given the median score.
ROAA = return on average assets
ROATCE = return on average tangible common equity
TBV = tangible book value
NPLs = nonperforming loans, which are comprised of nonaccrual loans plus restructured loans. Net of guaranteed loans.
NCOs = net charge-offs
* Capitol Federal's ROATCE for calendar year 2011 was estimated as 3.50%. The tangible book value per share as of Dec. 31, 2011, was estimated as $11.65.
Financials reported in Forms 10-K and 10-Q are used to compile the 2011 rankings. When datapoints are not available for NPLs/loans, financials filed in regulatory reports are used.
Source: SNL Financial

SNL Financial

One SNL Plaza, P.O. Box 2124, Charlottesville, VA 22902

SNL

Member FDIC

EQUAL HOUSING LENDER

Selected Consolidated Financial Data

(Dollar amounts in thousands, except share data)

	As of December 31,
Financial Condition Data	2012	2011	2010	2009	2008

Total assets	$1,927,614	$1,964,791	$1,913,867	$1,960,677	$1,974,839
Securities	1,110,776	1,130,116	1,077,672	1,106,910	1,096,806
Loans receivable, net	672,086	648,921	640,887	671,387	691,315
Deposits	1,178,057	1,156,410	1,012,645	944,347	877,329
Borrowed funds, including subordinated debt	530,949	606,960	715,456	829,641	932,901
Stockholders’ equity	194,800	179,075	167,353	164,752	143,065
Stockholders’ equity per common share (1)	$13.28	$12.26	$11.59	$11.41	$9.83

	For the year ended December 31,
Operations Data	2012	2011	2010	2009	2008
Net interest income	$43,112	$44,087	$42,967	$38,148	$31,143
Provision for loan losses	1,100	1,130	1,404	912	1,406

Net interest income after provision for loan losses	42,012	42,957	41,563	37,236	29,737
Noninterest income	7,324	4,306	4,467	3,595	5,277
Noninterest expense	30,278	28,062	27,813	26,784	23,042

Income before income taxes	19,058	19,201	18,217	14,047	11,972
Provision for income taxes	3,236	3,380	3,553	2,382	1,548

Net income	15,822	15,821	14,664	11,665	10,424
Less: net income (loss) attributable to the noncontrolling interest	919	911	433	(347)	209

Net income	$14,903	$14,910	$14,231	$12,012	$10,215

Net income per common share:
Basic (1)	$1.04	$1.03	$0.99	$0.84	$0.71
Diluted (1)	$1.03	$1.02	$0.98	$0.83	$0.70
	As of or for the year ended December 31,
Other Data	2012	2011	2010	2009	2008
Performance Ratios (for the year ended)
Return on average assets	0.76%	0.76%	0.73%	0.61%	0.53%
Return on average equity	7.82%	8.40%	8.26%	7.66%	7.88%
Average equity to average assets	9.67%	9.08%	8.87%	7.95%	6.72%
Interest rate spread (2)	2.47%	2.53%	2.48%	2.14%	1.73%
Net interest margin (2)	2.63%	2.68%	2.62%	2.29%	1.90%
Efficiency ratio	54.35%	51.21%	51.58%	57.84%	55.21%
Noninterest expense to average assets	1.54%	1.43%	1.43%	1.36%	1.20%
Dividend payout ratio (3)	48.54%	37.58%	33.90%	40.00%	47.62%
Asset Quality Ratios (as of year end)
Non-performing loans to total loans	1.07%	2.00%	2.00%	0.59%	0.35%
Non-performing assets to total assets	0.52%	0.88%	0.75%	0.25%	0.17%
Allowance for loan losses to total loans	0.97%	0.98%	1.00%	0.88%	0.85%
Allowance for loan losses to non-performing loans	90.76%	48.86%	49.78%	147.58%	239.95%
Capital Ratios (as of year end)
Stockholders’ equity to assets	10.11%	9.11%	8.74%	8.40%	7.24%
Tangible stockholders’ equity to tangible assets	6.66%	5.89%	5.76%	5.19%	4.77%

(1)	Outstanding shares and per share data have been adjusted for the years 2010, 2009 and 2008 to reflect the six-for-five stock split paid on May 16, 2011.
(2)	Interest income utilized in calculation is on a fully tax equivalent basis, which is deemed to be the most prevalent industry standard for measuring interest rate spread and net interest margin.
(3)

Dividend payout ratio calculation utilizes diluted net income per share for all periods in 2012. The Company declared and paid the fourth quarter dividend in December rather than the first quarter of the next year, resulting in a payout of .50 as compared to .40 in the prior years.

ESB Financial Corporation	6	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Overview

ESB Financial Corporation (the Company) is a Pennsylvania corporation and thrift holding company that provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly-owned subsidiary, ESB Bank (ESB or the Bank). The Company is also the parent company of ESB Capital Trust II (Trust II), ESB Statutory Trust III (Trust III) and ESB Capital Trust IV (Trust IV), Delaware statutory business trusts established to facilitate the issuance of trust preferred securities to the public, and THF, Inc., a Pennsylvania corporation established as a title agency to provide residential and commercial loan closing services and title closing services.

ESB is a Pennsylvania chartered Federal Deposit Insurance Corporation (FDIC) insured stock savings bank. The Bank conducts business through 23 offices in Allegheny, Beaver, Butler and Lawrence Counties, Pennsylvania. ESB operates two wholly-owned subsidiaries: (i) AMSCO, Inc., which engages in the management of certain real estate development partnerships on behalf of the Company and (ii) ESB Financial Services, Inc., a Delaware corporation which holds loans and other investments.

ESB is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such deposits in real estate loans secured by liens on residential and commercial properties, consumer loans, commercial business loans, securities and interest-earning deposits.

The Company is subject to examination and regulation by the Board of Governors of the Federal Reserve System (Federal Reserve) as a savings and loan holding company. The Bank is subject to examination and comprehensive regulation by the FDIC and the Pennsylvania Department of Banking. ESB is a member of the Federal Home Loan Bank (FHLB) of Pittsburgh, which is one of the twelve regional banks comprising the FHLB System. ESB is further subject to regulations of the Federal Reserve which governs the reserves required to be maintained against deposits and certain other matters.

During the year ended December 31, 2012, the Company reported net income of $14.9 million, or $1.03 per diluted share, an increase of 1.0% per diluted share when compared to the year ended December 31, 2011. The income for the year reflects the Company’s sustained effort to manage the net interest margin during this challenging time for the banking industry without compromising asset quality or future earnings potential. The result of this effort is reflected in the growth to our diluted earnings per share and the continued growth to our deposit base. The Company has an ongoing campaign to increase commercial, public and personal checking accounts. The results of which were an increase in low cost core deposits in 2012. The Company was able to replace higher priced borrowings with these lower rate deposits therefore contributing to the decline in the cost of funds for the year by 33 basis points to 1.67% at December 31, 2012 from 2.00% at December 31, 2011, which led to a decrease in overall interest expense.

The Company is continuing efforts to manage the net interest margin by employing strategies to further decrease the cost of funds, while attempting to increase the yield from the investment portfolio. The Company employs a strategy of purchasing cash-flowing fixed and variable rate mortgage-backed securities funded by wholesale borrowings, which are comprised of FHLB advances and repurchase agreements.

The Company has utilized a wholesale strategy since its initial public offering in 1990. The Company manages this strategy through its interest rate risk management on a macro level. The wholesale strategy operates with a lower cost of operations, although with lower interest rate spreads and, therefore, at a lower margin than the retail operations of the Company. This strategy historically produces wider margins during periods of lower short-term interest rates, reflected in a steep yield curve and can be susceptible to net interest margin strain in rapidly rising rates and rapidly declining rates as well as a sustained inverted yield curve. During 2012, this wholesale leverage strategy accounted for $1.8 million of the Company’s tax equivalent net interest income of $47.2 million.

ESB Financial Corporation	7	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Management continues to pursue methods of insulating this wholesale strategy from significant fluctuations in interest rates by: (1) incorporating a laddered maturity schedule of up to five years on the wholesale borrowings; (2) purchasing interest rate caps; (3) providing structure in the investment portfolio in the form of corporate bonds and municipal securities; (4) utilizing cash flows from fixed and adjustable rate mortgage-backed securities; and (5) including the Company’s securities in the available for sale portfolio thereby creating the flexibility to change the composition of the portfolio through restructuring as management deems it necessary due to interest rate fluctuations. Management believes that this insulation affords them the ability to react to measured changes in interest rates and restructure the Company’s balance sheet accordingly. This strategy is continually evaluated by management on an ongoing basis.

This Management Discussion and Analysis section of the Annual Report contains certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). In the normal course of business, we, in an effort to help keep our shareholders and the public informed about our operations, may from time to time issue or make certain statements, either in writing or orally, that are or contain forward-looking statements, as that term is defined in the U.S. federal securities laws. Generally, these statements relate to business plans or strategies, projected or anticipated benefits from acquisitions made by or to be made by us, projections involving anticipated revenues, earnings, profitability or other aspects of operating results or other future developments in our affairs or the industry in which we conduct business. Forward-looking statements may be identified by reference to a future period or periods or by the use of forward-looking terminology such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “estimate” or similar expressions.

Although we believe that the anticipated results or other expectations reflected in our forward-looking statements are based on reasonable assumptions, we can give no assurance that those results or expectations will be attained. Forward-looking statements involve risks, uncertainties and assumptions (some of which are beyond our control) and as a result actual results may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ from forward-looking statements include, but are not limited to, the following, as well as those discussed elsewhere herein:

•

our investments in our businesses and in related technology could require additional incremental spending might not produce expected deposit and loan growth and anticipated contributions to our earnings;

•

general economic or industry conditions could be less favorable than expected, resulting in a deterioration in credit quality, a change in the allowance for loan and lease losses or a reduced demand for credit or fee-based products and services;

•	changes in the interest rate environment could reduce net interest income and could increase credit losses;

•

the conditions of the securities markets could change, which could adversely affect, among other things, the value or credit quality of our assets, the availability and terms of funding necessary to meet our liquidity needs and our ability to originate loans and leases;

•	changes in the extensive laws, regulations and policies governing financial holding companies and their subsidiaries could alter our business environment or affect our operations;

•	the potential need to adapt to industry changes in information technology systems, on which we are highly dependent, could present operational issues or require significant capital spending;

•

competitive pressures could intensify and affect our profitability, including as a result of continued industry consolidation, the increased availability of financial services from non-banks, technological developments such as the internet or bank regulatory reform;

ESB Financial Corporation	8	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

•

acquisitions may result in one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties;

•

acts or threats of terrorism and actions taken by the United States or other governments as a result of such acts or threats, including possible military action, could further adversely affect business and economic conditions in the United States generally and in our principal markets, which could have an adverse effect on our financial performance and that of our borrowers and on the financial markets and the price of our common stock.

You should not put undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update them in light of new information or future events except to the extent required by federal securities laws.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The Company’s most significant accounting policies are presented in Note 1 to the consolidated financial statements and are discussed below. These policies along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions and estimates underlying those amounts, management has identified the determination of the fair value of securities, the allowance for loan losses and the valuation of goodwill and other intangible assets, and income taxes to be the accounting areas that require the most subjective or complex judgments.

Securities

Securities are reported at fair value adjusted for premiums and discounts which are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual securities below their amortized cost and that are deemed to be other than temporary, will be written down to current fair value and included in earnings as realized losses. For a discussion on the determination of an other than temporary impairment, please refer to Note 1 of the consolidated financial statements. Management systematically evaluates securities for other than temporary declines in fair value on a quarterly basis. During 2012, the Company had impairment charges of approximately $5,000 on a $2.5 million collateralized debt obligation that is comprised of

ESB Financial Corporation	9	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

ten financial institutions. This charge was in addition to impairment charges of $2.0 million taken on the same security in the prior four years. At December 31, 2011, the Company utilized an independent third party to analyze this bond. Management determined that no additional impairment on the bond existed at December 31, 2011. During this analysis, the value of this security was derived using a discounted cash flow method which is a level three pricing method. The Company believes the factors have improved since December 2011 for this bond¸ therefore a third party analysis was not used in 2012. Additionally, the Company had impairment charges of approximately $26,000 and $317,000, in 2012 and 2011, respectively on its equity investments that had experienced declines in fair value over several quarters and in 2011 impairment charges of approximately $52,000 on a private label mortgage backed security.

Allowance for loan losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). The Company’s periodic evaluation of the adequacy of the allowance for loan losses is determined by management through evaluation of the loss exposure on individual non-performing, delinquent and high-dollar loans; review of economic conditions and business trends; historical loss experience and growth and composition of the loan portfolio, as well as other relevant factors.

A quantitative analysis is utilized to support the adequacy of the allowance for loan losses. This analysis includes review of historical charge-off rates for loan categories, fluctuations and trends in the amount of classified loans and economic factors. Significant to this analysis are any changes in observable trends that may be occurring relative to loans to assess potential weaknesses within the credit. Current economic factors and trends in risk ratings are considered in the determination and allocation of the allowance for loan losses.

The allowance for loan losses was $6.7 million allocated as follows at December 31, 2012: residential loans $2.5 million, or 37.9%; commercial real estate $2.1 million, or 30.9%; commercial business loans $550,000, or 8.2%, consumer loans $1.0 million, or 15.4% and an unallocated portion of $512,000, or 7.6%. The allowance for loan losses was $6.5 million at December 31, 2011.

Goodwill and other intangible assets

The guidance in GAAP regarding goodwill and other intangible assets establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. At December 31, 2012, the Company had $288,000 of core deposit intangible assets subject to amortization and $41.6 million in goodwill, which was not subject to periodic amortization.

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. The Company’s goodwill relates to value inherent in the banking business and the value is dependent upon the Company’s ability to provide quality, cost effective services in a competitive market place. As such, goodwill value is supported ultimately by revenue that is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill that could adversely impact earnings in future periods.

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. The Company evaluated goodwill by assessing various qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company concluded that the recorded value of goodwill was not impaired as a result of the evaluation.

ESB Financial Corporation	10	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Income taxes

The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are computed based on the difference between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income taxes or benefits are based on changes in the deferred tax asset or liability from period to period. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which such items are expected to be realized or settled. As changes in tax rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company evaluates its deferred tax assets to ensure they are able to be recognized through future taxable income. Should a deficiency exist, the Company would establish valuation allowance for the asset.

Changes in Financial Condition

General.    The Company’s total assets decreased $37.2 million, or 1.9%, to $1.93 billion at December 31, 2012 from $1.96 billion at December 31, 2011. This decrease was primarily composed of net decreases in cash and cash equivalents, securities available for sale, accrued interest receivable, FHLB stock, premises and equipment, real estate acquired through foreclosure, real estate held for investment, intangible assets, bank owned life insurance and prepaid expenses and other assets of $23.8 million, $19.3 million, $1.2 million, $6.2 million, $785,000, $1.4 million, $5.3 million, $252,000, $777,000 and $1.5 million, respectively, partially offset by increases to loans receivable and securities receivable of $23.2 million and $129,000, respectively.

The decrease in the Company’s total assets reflects a corresponding decrease in total liabilities of $52.9 million, or 3.0%, to $1.73 billion at December 31, 2012 compared to $1.79 billion at December 31, 2011 and an increase in total stockholders’ equity of $15.7 million, or 8.8%, to $194.8 million at December 31, 2012 from $179.1 million at December 31, 2011. The decrease in total liabilities was primarily due to decreases in repurchase agreements, other borrowings and accounts payable for land development of $75.0 million, $6.9 million and $601,000, respectively, partially offset by increases in deposits, FHLB advances, advance payments by borrowers for taxes and insurance and accrued expenses and other liabilities of $21.6 million, $5.9 million, $100,000 and $2.0 million. The net increase in total stockholders’ equity can be attributed primarily to increases in additional paid in capital, retained earnings and accumulated other comprehensive income (AOCI) of $679,000, $8.8 million and $4.2 million, respectively, as well as decreases in treasury stock and unearned employee stock ownership plan of $690,000 and $1.1 million, respectively.

Cash on hand, Interest-earning deposits and Federal funds sold.    Cash on hand, interest-earning deposits and federal funds sold represent cash equivalents which decreased a combined $23.8 million, or 61.2%, to $15.1 million at December 31, 2012 from $38.8 million at December 31, 2011. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds.

Securities.    The Company’s securities and loan portfolios represent its two largest balance sheet asset classifications, respectively. The Company’s securities portfolio decreased by $19.3 million, or 1.7%, to $1.1 billion at December 31, 2012. During 2012, the Company recorded purchases of available for sale securities of $244.1 million, consisting of purchases of fixed-rate mortgage backed securities of $115.6 million, adjustable-rate securities of $22.7 million, $13.6 million of municipal bonds, $92.1 million of corporate bonds and $127,000 of equity securities. In addition, the portfolio increased by $6.7 million due to increases in fair value. These fair value adjustments represent temporary fluctuations resulting from changes in market rates in relation to average yields in the available for sale portfolio. Offsetting these increases were sales of securities of $3.7 million, consisting of sales of common stock of $1.3 million resulting in a gain of $628,000 and a fixed-rate collateralized

ESB Financial Corporation	11	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

mortgage obligation (CMO) of $2.3 million resulting in a gain of $118,000. In addition, there were repayments and maturities of securities of $264.3 million, premium amortizations of $2.9 million and realized losses of $31,000 on other than temporarily impaired securities.

Loans receivable.    The loans receivable category consists primarily of single family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties and to a lesser extent commercial and consumer loans. Net loans receivable increased $23.2 million, or 3.6%, to $672.1 million at December 31, 2012 from $648.9 million at December 31, 2011. Included in this increase were increases in mortgage loans and other loans of $11.6 million, or 2.4% and $10.2 million, or 5.7%, respectively, as well as a decrease in the allowance for loan losses, deferred fees and loans in process of approximately $1.3 million, or 6.2%, combined. The increase in net loans receivable is due to several factors, including an increase in originations of $37.6 million to $219.4 million in 2012, compared to $181.8 million in 2011, partially offset by an increase of $28.8 million in repayments to $201.2 million in 2012 as compared to $172.4 million in 2011. The yield on the loan portfolio decreased to 5.06% at December 31, 2012 from 5.47% at December 31, 2011.

Non-performing assets.    Non-performing assets include non-accrual loans, repossessed vehicles, real estate acquired through foreclosure (REO) and loans modified in troubled debt restructuring (TDR). Non-performing assets decreased to $10.0 million, or 0.52%, of total assets at December 31, 2012 from $17.3 million, or 0.88%, of total assets at December 31, 2011. Non-performing assets consisted of non-performing loans, REO, repossessed vehicles and TDRs of $7.0 million, $2.4 million, $181,000 and $368,000, respectively, at December 31, 2012 and $5.6 million, $3.9 million, $69,000 and $7.8 million, respectively, at December 31, 2011. The decrease in non-performing assets was primarily due to a decrease in REO of approximately $1.5 million as well as a decrease in TDR’s included in non-performing assets of $7.4 million. At December 31, 2012, the Company also had $8.2 million of TDR’s that were in compliance with their modified terms.

Accrued interest receivable.    Accrued interest receivable decreased by $1.2 million, or 12.6%, to $8.1 million at December 31, 2012 as compared to $9.2 million at December 31, 2011. This decrease was primarily a result of decreases in the yields on both the loan and securities portfolios.

FHLB stock.    FHLB stock decreased $6.2 million to $15.1 million at December 31, 2012 compared to $21.3 million at December 31, 2011. The Bank is required to maintain an investment in capital stock of the FHLB of Pittsburgh in an amount not less than 5.0% of its outstanding notes payable to the FHLB of Pittsburgh. In 2008 the FHLB suspended both the payment of dividends and the repurchase of excess capital stock. During the fourth quarter of 2010 the FHLB partially lifted the suspension with a limited repurchase of excess stock and during 2011 the FHLB began to pay dividends on the stock, this continued into 2012. The repurchase restriction could result in the Bank’s investment in FHLB stock being greater than 5.0% of its outstanding notes payable to the FHLB.

Premises and equipment.    Premises and equipment decreased $785,000, or 5.2%, to $14.3 million at December 31, 2012 from $15.1 million at December 31, 2011. This decrease was primarily due to depreciation offsetting purchases during the period, as well as impairment charges of $192,000 taken on the two office buildings and their contents that were held for sale at December 31, 2012.

Real estate held for investment.    The Company’s real estate held for investment decreased $5.3 million, or 34.7%, to $10.0 million at December 31, 2012 from $15.3 million at December 31, 2011. This decrease is the result of sales activity in the joint ventures in which the Company has a 51% ownership. For a complete description of the Company’s existing projects see “Item 1. Business –Subsidiaries” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

ESB Financial Corporation	12	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Intangible assets.    Intangible assets decreased $252,000, or 45.5%, to $302,000 at December 31, 2012 from $554,000 at December 31, 2011. The decrease primarily resulted from amortization of the core deposit intangible of approximately $251,000. Additionally, the mortgage servicing asset resulting from the loan sale and securitization in 2002 experienced amortization of approximately $10,000 in 2012, partially offset by a $9,000 recovery of the valuation against the servicing asset.

Prepaid expenses and other assets.    Prepaid expenses and other assets decreased by $1.5 million, or 17.9%, to $6.6 million at December 31, 2012 from $8.1 million at December 31, 2011. This decrease was primarily the result of decreases in the prepaid FDIC premium and the fair value of the interest rate cap contracts of $1.3 million and $666,000, respectively.

Bank owned life insurance.    Bank owned life insurance (BOLI) is universal life insurance, purchased by the Bank, on the lives of the Bank’s employees. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by ESB as the owner of the policies. The cash surrender value of the BOLI as of December 31, 2012 was $30.0 million as compared to $30.8 million as of December 31, 2011.

Deposits.    The Company considers various sources when evaluating funding needs, including but not limited to deposits, which are a significant source of funds totaling $1.2 billion, or 68.9% of the Company’s total funding sources at December 31, 2012. Total deposits increased $21.6 million, or 1.9%, to $1.2 billion at December 31, 2012 from $1.2 billion at December 31, 2011. For the year, the Company’s interest-bearing demand and savings deposits increased $39.2 million, or 9.9%, time deposits decreased $31.9 million, or 4.8% and noninterest-bearing deposits increased $14.3 million, or 14.9%. The increase to core deposits of approximately $53.5 million is primarily due to the Company’s ongoing campaign to increase these type of accounts. The Company continues to be diligent in monitoring the rates being offered by regional banks in the Company’s market area and offering special time deposit rates to remain competitive.

Advance payments by borrowers for taxes and insurance.    Advance payments by borrowers for taxes and insurance increased $100,000, or 4.0%, to $2.6 million at December 31, 2012 from $2.5 million at December 31, 2011 due to the increase in the net loans receivable.

Borrowed funds.    The Company utilizes short and long-term borrowings as another source of funding for asset growth and liquidity needs. These borrowings primarily include FHLB advances and repurchase agreement borrowings. Borrowed funds decreased $76.1 million, or 12.5%, to $530.9 million at December 31, 2012 from $607.0 million at December 31, 2011. FHLB advances increased $5.9 million, or 2.8%, repurchase agreements decreased $75.0 million, or 21.9%, other borrowings decreased $6.9 million, or 67.5%, while junior subordinated notes remained the same at $46.4 million. Borrowed funds and deposits are two of the primary sources of funds for the Company. As part of its general business practice, the Company seeks out the most competitive rate on the products and will adjust the mix of FHLB advances and repurchase agreements accordingly. During the first quarter of 2013, the Company entered into a loan with Wesbanco Bank and used the proceeds to redeem a portion of the junior subordinated notes. Additional information regarding the redemption can be found in footnotes 7 and 17.

Accounts payable for land development.    Accounts payable for land development decreased by $601,000, or 22.8%, to $2.0 million at December 31, 2012 from $2.6 million at December 31, 2011. This account represents the unpaid portion of the development costs for the Company’s joint ventures. The decrease is primarily due to ongoing construction activity at the Company’s existing joint venture projects.

Accrued expenses and other liabilities.    Accrued expenses and other liabilities increased $2.0 million, or 11.4%, to $19.2 million at December 31, 2012 from $17.2 million at December 31, 2011. The increase was primarily due

ESB Financial Corporation	13	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

to an increase in the deferred tax liability of $2.2 as well as an increase in the valuation allowance on the interest rate swap contracts, partially offset by decreases in accrued interest, escrow accounts and various liability accounts.

Stockholders’ equity.    Stockholders’ equity increased by $15.7 million, or 8.8%, to $194.8 million at December 31, 2012 from $179.1 million at December 31, 2011. The increase in total stockholders’ equity can be attributed primarily to increases in additional paid in capital, retained earnings and accumulated other comprehensive income (AOCI) of $679,000, $8.8 million and $4.2 million as well as decreases in treasury stock and unearned employee stock ownership plan of $690,000 and $1.1 million, respectively. The increase in AOCI represents temporary fluctuations resulting from changes in market rates in relation to average yields in the available for sale portfolio. The increase in retained earnings resulted from net income.

Results of Operations

General.    The Company reported net income of $14.9 million, $14.9 million and $14.2 million in 2012, 2011, and 2010, respectively.

Average Balance Sheet and Yield/Rate Analysis.    The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages and the average loan balances include non-accrual loans and exclude the allowance for loan losses and interest income includes accretion of net deferred loan fees. Yields on tax-exempt securities and loans (tax-exempt for federal income tax purposes) are shown on a fully tax equivalent basis utilizing a federal tax rate of 35%.

ESB Financial Corporation	14	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

(Dollar amounts in thousands)	Year ended December 31,
	2012			2011			2010
	Average		Yield /	Average		Yield /	Average		Yield /
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Interest-earning assets:
Taxable securities available for sale	$701,243	$24,944	3.56%	$776,765	$31,751	4.09%	$770,176	$35,134	4.56%
Taxable corporate bonds AFS	239,554	7,571	3.13%	163,690	6,203	3.79%	147,453	6,314	4.28%
Tax-exempt securities available for sale	147,624	6,616	6.89%	142,729	6,415	6.91%	132,164	5,933	6.80%

	1,088,421	39,131	3.93%	1,083,184	44,369	4.42%	1,049,793	47,381	4.80%

Mortgage loans	485,096	24,461	5.04%	469,358	25,612	5.46%	491,014	27,596	5.62%
Other loans	150,417	7,527	5.00%	150,608	8,170	5.42%	161,185	9,071	5.63%
Tax-exempt loans	35,673	1,286	5.54%	26,487	1,023	5.94%	19,241	800	6.30%

	671,186	33,274	5.06%	646,453	34,805	5.47%	671,440	37,467	5.64%

Cash equivalents	28,734	56	0.19%	40,102	53	0.13%	21,348	16	0.07%
FHLB stock	18,296	51	0.28%	23,304	-	-	27,184	-	-

	47,030	107	0.23%	63,406	53	0.08%	48,532	16	0.03%

Total interest-earning assets	1,806,637	72,512	4.24%	1,793,043	79,227	4.64%	1,769,765	84,864	4.99%
Other noninterest-earning assets	165,340	-	-	163,332	-	-	174,345	-	-

Total assets	$1,971,977	$72,512	3.90%	$1,956,375	$79,227	4.25%	$1,944,110	$84,864	4.54%

Interest-bearing liabilities:
Interest-bearing demand deposits	$442,636	$501	0.11%	$363,403	$1,032	0.28%	$291,292	$981	0.34%
Time deposits	646,352	8,824	1.37%	646,186	10,922	1.69%	620,155	13,289	2.14%

	1,088,988	9,325	0.86%	1,009,589	11,954	1.18%	911,447	14,270	1.57%

FHLB advances	198,272	6,357	3.21%	238,779	7,536	3.16%	335,551	11,818	3.52%
Repurchase agreements	308,625	10,895	3.53%	357,583	12,481	3.49%	358,833	12,555	3.50%
Other borrowings	7,560	368	4.87%	15,770	736	4.67%	19,564	795	4.06%

	514,457	17,620	3.42%	612,132	20,753	3.39%	713,948	25,168	3.53%

Preferred securities-fixed	36,083	2,094	5.80%	36,083	2,088	5.79%	36,083	2,111	5.85%
Preferred securities-adjustable	10,310	361	3.50%	10,310	345	3.35%	10,310	348	3.38%

	46,393	2,455	5.29%	46,393	2,433	5.24%	46,393	2,459	5.30%

Total interest-bearing liabilities	1,649,838	29,400	1.78%	1,668,114	35,140	2.11%	1,671,788	41,897	2.51%
Noninterest-bearing demand deposits	105,933	-	-	90,585	-	-	78,902	-	-
Other noninterest-bearing liabilities	25,554	-	-	20,130	-	-	21,049	-	-

Total liabilities	1,781,325	29,400	1.65%	1,778,829	35,140	1.98%	1,771,739	41,897	2.36%
Stockholders’ equity	190,652	-	-	177,546	-	-	172,371	-	-

Total liabilities and equity	$1,971,977	$29,400	1.49%	$1,956,375	$35,140	1.80%	$1,944,110	$41,897	2.16%

Net interest income		$43,112			$44,087			$42,967

Interest rate spread (difference between weighted average rate on interest-earning assets and interest-bearing liabilities)			2.47%			2.53%			2.48%

Net interest margin (net interest income as a percentage of average interest-earning assets)			2.63%			2.68%			2.62%

ESB Financial Corporation	15	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Analysis of Changes in Net Interest Income.    The following table analyzes the changes in interest income and interest expense in terms of: (i) changes in volume of interest-earning assets and interest-bearing liabilities and (ii) changes in yield and rates. The table reflects the extent to which changes in the Company’s interest income and interest expense are attributable to changes in rate (change in rate multiplied by prior year volume), changes in volume (changes in volume multiplied by prior year rate) and changes attributable to the combined impact of volume/rate (change in rate multiplied by change in volume). The changes attributable to the combined impact of volume/rate are allocated on a consistent basis between the volume and rate variances.

(Dollar amounts in thousands)	2012 vs. 2011			2011 vs. 2010
	Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Securities	$214	$(5,452)	$(5,238)	$1,471	$(4,483)	$(3,012)
Loans	1,297	(2,828)	(1,531)	(1,369)	(1,293)	(2,662)
Cash equivalents	(18)	21	3	20	17	37
FHLB stock	-	51	51	-	-	-

Total interest-earning assets	1,493	(8,208)	(6,715)	122	(5,759)	(5,637)

Interest expense:
Deposits	883	(3,512)	(2,629)	1,422	(3,738)	(2,316)
FHLB advances	(1,297)	118	(1,179)	(3,148)	(1,134)	(4,282)
Repurchase agreements	(1,727)	141	(1,586)	(44)	(30)	(74)
Other borrowings	(398)	30	(368)	(167)	108	(59)
Subordinated debt	-	22	22	-	(26)	(26)

Total interest-bearing liabilities	(2,539)	(3,201)	(5,740)	(1,937)	(4,820)	(6,757)

Net interest income	$4,032	$(5,007)	$(975)	$2,059	$(939)	$1,120

2012 Results Compared to 2011 Results

General.    The Company reported net income of $14.9 million and $14.9 million for 2012 and 2011, respectively. The $7,000, or 0.05%, decrease in net income between 2012 and 2011 can primarily be attributed to a decrease in interest income of $6.7 million and increases in noninterest expense and net income attributable to the noncontrolling interest of $2.2 million and $8,000, respectively, partially offset by decreases in interest expense, provision for loan losses and provision for income taxes of $5.7 million, $30,000 and $144,000, respectively, as well as an increase in noninterest income of $3.0 million.

Net interest income.    Net interest income, the primary source of revenue for the Company, is determined by the Company’s interest rate spread, which is defined as the difference between income on earning assets and the cost of funds supporting those assets and the relative amounts of interest earning assets and interest bearing liabilities. Management periodically adjusts the mix of assets and liabilities, as well as the rates earned or paid on those assets and liabilities in order to manage and improve net interest income. The level of interest rates and changes in the amount and composition of interest earning assets and liabilities affect the Company’s net interest income. Historically from an interest rate risk perspective, it has been management’s perception that differing interest rate environments can cause sensitivity to the Company’s net interest income, these being extended low long-term interest rates or rapidly rising short-term interest rates as well as a sustained inverted yield curve. Net interest income decreased by $975,000, or 2.2%, to $43.1 million in 2012, compared to $44.1 million in 2011. This decrease in net interest income can be attributed to a decrease in interest income of $6.7 million, or 8.5%, partially offset by a decrease in interest expense of $5.7 million, or 16.3%. The decrease to interest expense reflects a 33 basis point decrease in the cost of interest bearing liabilities to 1.78% in 2012 from 2.11% in 2011.

ESB Financial Corporation	16	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Interest income.    Interest income decreased $6.7 million, or 8.5%, to $72.5 million for 2012, compared to $79.2 million for 2011. This decrease in interest income can be attributed to decreases in interest earned on loans receivable and securities available for sale of $1.5 million and $5.2 million, respectively, partially offset by interest earned on FHLB Stock of $51,000.

Interest earned on loans receivable decreased $1.5 million, or 4.4%, to $33.3 million for 2012, compared to $34.8 million for 2011. This decrease was attributable to a decrease yield on the portfolio to 5.06% at December 31, 2012 as compared to 5.47% at December 31, 2011, partially offset by an increase in the average balance of loan outstanding of $24.7 million, or 3.8%, to $671.2 million for the year ended December 31, 2012, as compared to $646.5 million for the year ended December 31, 2011.

Interest earned on securities decreased $5.2 million, or 11.8%, to $39.1 million for 2012 compared to $44.4 million for 2011. This decrease was primarily attributable to a decline in the tax equivalent yield on the portfolio of 48 basis points to 3.92% for 2012, compared to 4.40% for 2011, partially offset by an increase in the average balance of securities of $5.2 million, or 0.5% to $1.09 billion for the year ended December 31, 2012, as compared to $1.08 billion for the year ended December 31, 2011.

Interest expense.    Interest expense decreased $5.7 million, or 16.3%, to $29.4 million for 2012, compared to $35.1 million for 2011. This decrease in interest expense can be attributed to decreases in interest incurred on deposits and borrowed funds of $2.6 million and $3.1 million, respectively, partially offset by an increase in interest incurred on junior subordinated notes of $22,000.

Interest incurred on deposits decreased $2.6 million, or 22.0%, to $9.3 million for 2012, compared to $12.0 million for 2011. This decrease was primarily attributable to a decrease in the cost of interest earning deposits to 0.86% in 2012 from 1.18% in 2011, partially offset by an increase of $79.4 million, or 7.9%, in the average balance of interest-bearing deposits to $1.1 billion for 2012 as compared to $1.0 billion for 2011. The Company manages its cost of interest-bearing deposits by diligently monitoring the interest rates on its products as well as the rates being offered by its competition through weekly interest rate committee meetings and utilizing rate surveys and hence subsequently adjusting rates accordingly.

Interest incurred on borrowings, which includes FHLB advances and repurchase agreements decreased $3.1 million, or 15.1%, to $17.6 million for 2012, compared to $20.8 million for 2011. This decrease was primarily attributable to a decrease in the average balance of borrowed funds of $97.7 million, or 16.0%, to $514.5 million for 2012, compared to $612.1 million for 2011, partially offset by an increase in the cost of these funds to 3.42% for 2012 compared to 3.39% for 2011. During 2012, the Company had approximately $105.7 million of maturing wholesale borrowings at a weighted average rate of 3.47% and an original call/maturity of 3.8 years. The borrowings that matured were partially replaced with the deposit growth of approximately $21.6 million during the period. The restructuring of these borrowings contributed to the overall decline in interest expense for 2012. For purposes of determining the average life of the borrowings, the Company utilizes the call date if applicable.

Interest expense on junior subordinated notes increased $22,000, or 0.9%, to $2.5 million at December 31, 2012 as compared to $2.4 million for 2011, primarily due to an increase in the cost of these funds to 5.29% for 2012, compared to 5.24% for 2011.

Provision for loan losses.    The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover probable losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio. The provision for loan losses decreased $30,000 to $1.1 million for the year ended December 31, 2012 compared to $1.1 million for the prior year. These provisions were part of the normal

ESB Financial Corporation	17	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

operations of the Company for 2012. As a result of the provisions for loan losses during 2012 and 2011, the Company’s allowance for loan losses amounted to $6.7 million, or 0.97%, of the Company’s total loan portfolio at December 31, 2012 compared to $6.5 million, or 0.98%, at December 31, 2011. The Company’s allowance for loan losses as a percentage of non-performing loans at December 31, 2012 and December 31, 2011 was 90.76% and 48.86%, respectively.

Noninterest income.    Noninterest income increased $3.0 million, or 70.1%, to $7.3 million for 2012, compared to $4.3 million for 2011. This increase can be attributed to increases in income from real estate joint venture and other income of $1.5 million and $105,000, respectively, as well as decreases in net impairment losses on securities and net realized loss on derivatives of $416,000 and $1.5 million, respectively, partially offset by decreases in fees and service charges, net gain on sale of loans, cash surrender value of bank owned life insurance (BOLI) and net realized gain on securities available for sale of $149,000, $7,000, $95,000 and $191,000, respectively.

Fees and service charges decreased $149,000, or 4.2%, to $3.4 million for 2012, compared to $3.5 million for 2011. The decrease is primarily due to a decrease in fees on NOW Accounts of $79,000 and loan fees of $68,000.

Net realized gain on investments decreased $191,000 from $937,000 in 2011 to $746,000 in 2012. Net impairment losses on securities decreased $416,000 to reflect a loss of $31,000 for 2012 compared to a loss of $447,000 for 2011. During 2012, the Company incurred pre-tax impairment charges of approximately $31,000, including approximately $5,000 on a $2.5 million collateralized debt obligation that is comprised of ten financial institutions and approximately $26,000 on one of its equity investments that had experienced a decline in its market value for the last several quarters. There was non-credit related other than temporary impairment (OTTI) on these debt securities recognized in AOCI during 2012 of approximately $375,000.

Additionally, the Company had a loss on derivatives in 2012 of $550,000 compared to a loss in 2011 of $2.0 million because of market value adjustments to the Company’s interest rate caps.

Income from the cash surrender value of BOLI decreased $95,000, or 13.5%, to $609,000 for 2012, compared to $704,000 for 2011. The BOLI consists of separate account policies backed by separate account assets. These assets re-priced in 2012 during a declining rate environment, which resulted in lower overall yields.

Income from real estate joint ventures increased $1.5 million, or 168.4%, to $2.4 million for 2012 compared to $881,000 for 2011. Partially offsetting the income recognized for the year 2011 was a pre-tax write-down of land acquisition and development costs as well as unit construction costs of approximately $1.3 million at the Company’s joint ventures.

Noninterest expense.    Noninterest expenses increased $2.2 million, or 7.9%, to $30.3 million for 2012, compared to $28.1 million for 2011. This increase can be primarily attributed to increases in compensation and employee benefits, premises and equipment, federal deposit insurance premiums, data processing and other expenses of $1.2 million, $302,000, $170,000, $84,000 and $553,000, respectively, partially offset by decreases to amortization of intangible assets of $81,000.

Compensation and employee benefits increased $1.2 million, or 7.3%, to $17.5 million for 2012, compared to $16.3 million in 2011. This increase was related to normal salary adjustments and bonuses between the years of approximately $619,000 as well as increases to stock compensation expense, retirement plan expense, employee life and health insurance expenses and various taxes and insurance of $224,000, $166,000, $81,000 and $40,000, respectively.

Premises and equipment expense increased $302,000, or 11.3%, to $3.0 million for 2012, compared to $2.7 million in 2011. The Company incurred increases to expenses that were part of the normal course of business, in

ESB Financial Corporation	18	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

repairs and maintenance, taxes and depreciation to the Company’s properties, as well as impairment charges of $192,000 on two buildings that were held for sale at December 31, 2012.

Federal deposit insurance premiums expense increased $170,000, or 13.3%, to $1.5 million for 2012 compared to $1.3 million for 2011. This increase is primarily due to an increase in the quarterly assessment rate the Bank is paying to the FDIC.

Data processing expense increased $84,000, or 3.6%, to $2.4 million for 2012 compared to $2.3 million for 2011. This increase is primarily due to increases in data service contracts and data processing service fees of $68,000 and $22,000, respectively offset by a slight decrease in depreciation expense of $5,000.

Amortization of the core deposit intangible decreased $81,000, or 24.4%, to $251,000 for 2012, compared to $332,000 for 2011. The decrease was to the normal amortization of the core deposit intangible of prior acquisitions. Amortization is expected to total $170,000, $110,000 and $8,000 for the years 2013, 2014 and 2015, respectively.

Other noninterest expense increased $553,000, or 12.2%, to $5.1 million for 2012, compared to $4.5 million for 2011. The increases were primarily due to increased costs related to the Company’s REO properties.

Provision for income taxes.    The provision for income taxes decreased $144,000, or 4.3%, to $3.2 million for 2012 as compared to $3.4 million in 2011. The effective tax rate for 2012 was 17.8% compared to 18.5% for 2011. This was primarily due to an increase in the percentage of the Company’s tax free income to total income, partially offset by the $151,000, or 0.8%, decrease in pre-tax income.

2011 Results Compared to 2010 Results

General.    The Company reported net income of $14.9 million and $14.2 million for 2011 and 2010, respectively. The $679,000, or 4.8%, increase in net income between 2011 and 2010 can primarily be attributed to decreases in interest expense, provision for loan losses and provision for income taxes of $6.8 million, $274,000 and $173,000, respectively, partially offset by decreases in interest income and noninterest income of $5.6 million and $161,000, respectively and increases in noninterest expense and noncontrolling interest of $249,000 and $478,000, respectively.

Net interest income.    Net interest income, the primary source of revenue for the Company, is determined by the Company’s interest rate spread, which is defined as the difference between income on earning assets and the cost of funds supporting those assets and the relative amounts of interest earning assets and interest bearing liabilities. Management periodically adjusts the mix of assets and liabilities, as well as the rates earned or paid on those assets and liabilities in order to manage and improve net interest income. The level of interest rates and changes in the amount and composition of interest earning assets and liabilities affect the Company’s net interest income. Historically from an interest rate risk perspective, it has been management’s perception that differing interest rate environments can cause sensitivity to the Company’s net interest income, these being extended low long-term interest rates or rapidly rising short-term interest rates as well as a sustained inverted yield curve. Net interest income increased by $1.1 million, or 2.6%, to $44.1 million for 2011, compared to $43.0 million for 2010. This increase in net interest income can be attributed to a decrease in interest expense of $6.8 million, or 16.1%, which was only partially offset by a decrease in interest income of $5.6 million, or 6.6%. The decrease in interest expense reflects a 40 basis point decrease in the cost of interest bearing liabilities to 2.11% for 2011 from 2.51% for 2010.

Interest income.    Interest income decreased $5.6 million, or 6.6%, to $79.2 million for 2011, compared to $84.9 million for 2010. This decrease in interest income can be attributed to decreases in interest earned on loans receivable and securities available for sale of $2.7 million and $3.0 million, respectively.

ESB Financial Corporation	19	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Interest earned on loans receivable decreased $2.7 million, or 7.1%, to $34.8 million for 2011, compared to $37.5 million for 2010. This decrease was attributable to a decrease in the average balance of loan outstanding of $25.0 million, or 3.7%, to $646.5 million for the year ended December 31, 2011, as compared to $671.4 million for the year ended December 31, 2010, as well as a decrease in the yield on the portfolio to 5.47% at December 31, 2011 as compared to 5.64% at December 31, 2010.

Interest earned on securities decreased $3.0 million, or 6.4%, to $44.4 million for 2011 compared to $47.4 million for 2010. This decrease was primarily attributable to a decline in the tax equivalent yield on the portfolio of 40 basis points to 4.40% for 2011, compared to 4.80% for 2010, partially offset by an increase in the average balance of securities of $33.4 million, or 3.2% to $1.08 billion for the year ended December 31, 2011, as compared to $1.05 billion for the year ended December 31, 2010.

Interest expense.    Interest expense decreased $6.8 million, or 16.1%, to $35.1 million for 2011, compared to $41.9 million for 2010. This decrease in interest expense can be attributed to decreases in interest incurred on deposits, borrowed funds and junior subordinated notes of $2.3 million, $4.4 million and $26,000, respectively.

Interest incurred on deposits decreased $2.3 million, or 16.2%, to $12.0 million for 2011, compared to $14.3 million for 2010. This decrease was primarily attributable to a decrease in the cost of interest earning deposits to 1.18% in 2011 from 1.57% in 2010, partially offset by an increase of $98.1 million, or 10.8%, in the average balance of interest-bearing deposits to $1.0 billion for 2011 as compared to $911.4 million for 2010. The Company manages its cost of interest-bearing deposits by diligently monitoring the interest rates on its products as well as the rates being offered by its competition through weekly interest rate committee meetings and utilizing rate surveys and hence subsequently adjusting rates accordingly.

Interest incurred on borrowings, which includes FHLB advances and repurchase agreements decreased $4.4 million, or 17.5%, to $20.8 million for 2011, compared to $25.2 million for 2010. This decrease was primarily attributable to a decrease in the average balance of borrowed funds of $101.8 million, or 14.3%, to $612.1 million for 2011, compared to $713.9 million for 2010, as well as a decrease in the cost of these funds to 3.39% for 2011 compared to 3.53% for 2010. The Company, as part of its wholesale strategy, continues to manage its cost of funds through its policy of laddering the maturities of borrowings up to a five year period. This strategy allows the Company the flexibility to alter its borrowing structure quarterly. During 2011, the Company had approximately $111.9 million of maturing wholesale borrowings at a weighted average rate of 2.82% and an original call/maturity of 2.4 years. The borrowings that matured were replaced with the deposit growth of approximately $143.8 million during the period. The restructuring of these borrowings contributed to the overall decline in interest expense for 2010. For purposes of determining the average life of the borrowings, the Company utilizes the call date if applicable.

Interest expense on junior subordinated notes decreased $26,000, or 1.1%, to $2.4 million for the year ended December 31, 2011 as compared to $2.5 million for 2010. This decrease was due to a decline in the cost of these funds to 5.24% for 2011, compared to 5.30% for 2010.

Provision for loan losses.    The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover probable losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio. The provision for loan losses decreased $274,000 to $1.1 million for the year ended December 31, 2011 compared to $1.4 million for the prior year. These provisions were part of the normal operations of the Company for 2011. As a result of the provisions for loan losses during 2011 and 2010, the Company’s allowance for loan losses amounted to $6.5 million, or 0.98%, of the Company’s total loan portfolio

ESB Financial Corporation	20	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

at December 31, 2011 compared to $6.5 million, or 1.0%, at December 31, 2010. The Company’s allowance for loan losses as a percentage of non-performing loans at December 31, 2011 and December 31, 2010 was 48.86% and 49.78%, respectively.

Noninterest income.    Noninterest income decreased $161,000, or 3.6%, to $4.3 million for 2011, compared to $4.5 million for 2010. This decrease can be attributed to an increase in the net realized loss on derivatives of $1.3 million as well as decreases in fees and service charges, net gain on sale of loans, cash surrender value of the BOLI and income from real estate joint ventures of $370,000, $34,000, $13,000 and $241,000, respectively. Partially offsetting these decreases was a decrease in the impairment losses on securities of $792,000 as well as increases in net realized gain on securities available for sale and other income of $937,000 and $62,000, respectively.

Fees and service charges decreased $370,000, or 9.5%, to $3.5 million for 2011, compared to $3.9 million for 2010. The decrease is primarily due to a decrease in fees on NOW Accounts of $368,000.

Net realized gain on investments increased $937,000 as there were no security sales in 2010. Net impairment losses on securities decreased $792,000 to reflect a loss of $447,000 for 2011 compared to a loss of $1.2 million for 2010. During 2011 the Company incurred pre-tax impairment charges of approximately $447,000, including approximately $78,000 on a $2.5 million collateralized debt obligation that is comprised of sixteen financial institutions, $52,000 on a private-label mortgage-backed security having a book value of approximately $1.5 million and approximately $317,000 on five of its equity investments in various banks that had experienced a decline in their market value for the last several quarters. There was non-credit related other than temporary impairment (OTTI) on these debt securities recognized in AOCI during 2011 of approximately $548,000.

Additionally, the Company had a loss on derivatives in 2011 of $2.0 million compared to a loss in 2010 of $711,000 because of market value adjustments to the Company’s interest rate caps.

Income from the cash surrender value of BOLI decreased $13,000, or 1.8%, to $704,000 for 2011, compared to $717,000 for 2010. The BOLI consists of separate account policies backed by separate account assets. These assets re-priced in 2011 during a declining rate environment, which resulted in lower overall yields.

Income from real estate joint ventures decreased $241,000, or 21.5%, to $881,000 for 2011 compared to $1.1 million for 2010. Partially offsetting the income recognized for the year was a pre-tax write-down of land acquisition and development costs as well as unit construction costs of approximately $1.3 million at the Company’s joint ventures.

Net gain on sale of loans held for sale decreased $34,000, or 85.0% to $6,000 for the period ended December 31, 2011 from $40,000 for the year ended December 31, 2010. During the period, the Company originated loans held for sale of approximately $325,000 and sold approximately $411,000 of loans held for sale. In comparison, in 2010 the Company originated approximately $3.3 million and sold approximately $3.4 million of loans held for sale.

Noninterest expense.    Noninterest expenses increased $249,000, or 0.9%, to $28.1 million for 2011, compared to $27.8 million for 2010. This increase can be primarily attributed to increases in compensation and employee benefits, data processing and advertising and other expenses of $786,000, $161,000, $4,000 and $47,000, respectively, partially offset by decreases to premises and equipment, federal deposit insurance premiums and amortization of intangible assets of $49,000, $619,000 and $81,000, respectively.

Compensation and employee benefits increased $786,000, or 5.1%, to $16.3 million for 2011, compared to $15.5 million in 2010. This increase was related to normal salary adjustments and bonuses between the years of

ESB Financial Corporation	21	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

approximately $322,000 as well as increases to stock compensation expense, retirement plan expense, employee life and health insurance expenses and various taxes and insurance of $120,000, $98,000, $215,000 and $31,000, respectively.

Premises and equipment expense decreased $49,000, or 1.8%, to $2.7 million for 2011. The Company incurred decreases to expenses that were part of the normal course of business, in repairs and maintenance, taxes and depreciation to the Company’s properties.

Federal deposit insurance premiums expense decreased $619,000, or 32.6%, to $1.3 million for 2011 compared to $1.9 million for 2010. This decrease is primarily due to a decrease in the quarterly assessment rate the Bank is paying to the FDIC.

Data processing expense increased $161,000, or 7.5%, to $2.3 million for 2011 compared to $2.2 million for 2010. This increase is primarily due to increases in data service contracts and data processing service fees of $82,000 and $66,000, respectively as well as an increase in depreciation expense of $18,000.

Amortization of intangible assets decreased $81,000, or 19.6%, to $332,000 for 2011, compared to $413,000 for 2010. The decrease was to the normal amortization of the core deposit intangible of prior acquisitions. Amortization is expected to total $251,000, $170,000, $110,000 and $8,000 for the years 2012, 2013, 2014 and 2015, respectively.

Provision for income taxes.    The provision for income taxes decreased $173,000, or 4.9%, to $3.4 million for 2011 as compared to $3.6 million in 2010. The effective tax rate for 2011 was 18.5% compared to 19.9% for 2010. This was primarily due to an increase in the percentage of the Company’s tax free income to total income, partially offset by the $506,000, or 2.8%, increase in pre-tax income.

Net Income attributable to the noncontrolling interest.    Minority interest increased $478,000, or 110.4%, to $911,000 for 2011 as compared to $433,000 for 2010. This represents the portion of the Company’s profits on the consolidated joint ventures earned by its partners.

Asset and Liability Management

The primary objective of the Company’s asset and liability management function is to maximize the Company’s net interest income while simultaneously maintaining an acceptable level of interest rate risk given the Company’s operating environment, capital and liquidity requirements, performance objectives and overall business focus. The principal determinant of the exposure of the Company’s earnings to interest rate risk is the timing difference between the repricing or maturity of interest-earning assets and the repricing or maturity of its interest-bearing liabilities. The Company’s asset and liability management policies are designed to decrease interest rate sensitivity primarily by shortening the maturities of interest-earning assets while at the same time extending the maturities of interest-bearing liabilities. The Board of Directors of the Company continues to believe in strong asset/liability management in order to insulate the Company from material and prolonged increases in interest rates. As a result of this policy, the Company emphasizes a larger, more diversified portfolio of residential mortgage loans in the form of mortgage-backed securities. Mortgage-backed securities generally increase the quality of the Company’s assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company.

The Company’s Board of Directors has established an Asset and Liability Management Committee consisting of outside directors, the President and Chief Executive Officer, Group Senior Vice President/Chief Financial Officer, Group Senior Vice President/Operations and Group Senior Vice President/Lending. This committee, which meets quarterly, generally monitors various asset and liability management policies and strategies, which were implemented by the Company over the past few years. These strategies have included: (i) an emphasis on the

ESB Financial Corporation	22	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

investment in adjustable-rate mortgage-backed securities, corporate bonds and trust preferred securities, (ii) an emphasis on the origination of single-family residential adjustable-rate mortgages (ARMs), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans, and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans, (iii) increase the duration of the liability base of the Company by extending the maturities of savings deposits, borrowed funds and repurchase agreements and (iv) the purchase of off-balance sheet interest rate caps and structured borrowings with imbedded caps which help to insulate the Bank’s interest rate risk position from increases in interest rates.

As of December 31, 2012, the implementation of these asset and liability initiatives resulted in the following: (i) $142.1 million or 21.7% of the Company’s mortgage-backed securities portfolio, $131.1 million or 58.1% of the Company’s corporate bond portfolio and $36.2 million or 95.1% of the Company’s trust preferred securities portfolio were secured by ARMs; (ii) $184.5 million or 26.7% of the Company’s total loan portfolio had adjustable interest rates or maturities of 12 months or less and $54.2 million or 15.5% of the Company’s portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs, (iii) the weighted average call/maturity of the Company’s FHLB advances and repurchase agreements was 4.1 years and (iv) the Company had $170.0 million in notional amount of interest rate caps and $105.0 million in structured borrowings with $130.0 million in notional amount of imbedded caps.

Interest Rate Sensitivity Gap Analysis

The implementation of the foregoing asset and liability initiatives and strategies, combined with other external factors such as demand for the Company’s products and economic and interest rate environments in general, has resulted in the Company historically being able to maintain a one-year interest rate sensitivity gap (GAP) ranging between 0.0% of total assets to a negative 20.0% of total assets. The one-year interest rate sensitivity gap is defined as the difference between the Company’s interest-earning assets, which are scheduled to mature or reprice within one year and its interest-bearing liabilities, which are scheduled to mature or reprice within one year. At December 31, 2012, the Company’s interest-earning assets maturing or repricing within one year totaled $714.6 million while the Company’s interest-bearing liabilities maturing or repricing within one-year totaled $796.9 million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $82.4 million or a negative 4.3% of total assets. At December 31, 2012, the percentage of the Company’s assets to liabilities maturing or repricing within one year was 89.7%. The Company normally strives to maintain its one-year interest rate sensitivity gap between a range of 0.0% and a negative 20.0% of total assets.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2012 which are expected to mature, prepay or reprice in each of the future time periods presented:

(Dollar amounts in thousands)	Due in	Due within	Due within	Due within	Due in
	six months	six months	one to	three to	over
	or less	to one year	three years	five years	five years	Total
Total interest-earning assets	$540,896	$173,698	$484,811	$211,583	$342,561	$1,753,549
Total interest-bearing liabilities	577,133	219,816	441,817	147,647	322,520	1,708,933

Maturity or repricing gap during the period	$(36,237)	$(46,118)	$42,994	$63,936	$20,041	$44,616

Cumulative gap	$(36,237)	$(82,355)	$(39,361)	$24,575	$44,616

Ratio of gap during the period to total assets	(1.88%)	(2.39%)	2.23%	3.32%	1.04%

Ratio of cumulative gap to total assets	(1.88%)	(4.27%)	(2.04%)	1.27%	2.31%

Total assets						$1,927,614

ESB Financial Corporation	23	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Historically, the one-year interest rate sensitivity gap has been the most common industry standard used to measure an institution’s interest rate risk position. In recent years, in addition to utilizing interest rate sensitivity gap analysis, the Company has increased its emphasis on the utilization of interest rate sensitivity simulation analysis to evaluate and manage interest rate risk.

Interest Rate Sensitivity Simulation Analysis

The Company also utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. The Asset and Liability Management Committee of the Company believes that simulation modeling enables the Company to more accurately evaluate and manage the possible effects on net interest income due to the exposure to changing market interest rates, the slope of the yield curve and different loan and mortgage-backed security prepayment and deposit decay assumptions under various interest rate scenarios.

As with gap analysis and earnings simulation modeling, assumptions about the timing and variability of cash flows are critical in economic value of equity (EVE) valuation analysis. Particularly important are the assumptions driving mortgage prepayments and the assumptions about expected attrition of the core deposit portfolios. These assumptions are based on the Company’s historical experience and industry standards and are applied consistently across the different rate risk measures.

The Company has established the following guidelines for assessing interest rate risk:

Net interest income simulation:    Given a 200 basis point parallel and gradual increase or decrease in market interest rates, the Company strives to maintain the change in net interest income to no more than approximately 10% for a one-year period.

Economic Value of Equity (EVE):    EVE is the net present value of the Company’s existing assets and liabilities. EVE is expressed as a percentage of the value of equity to total assets. Given a 200 basis point immediate and permanent increase or decrease in market interest rates, the Company strives to maintain the EVE increase or decrease to no more than approximately 50% of stockholders equity.

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in EVE. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2012 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2012 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2012 for the change in EVE. The impact of the rate change for net interest income is compared to the base amount which can fluctuate from period to period.

	Increase		Decrease
	+100 BP	+200 BP	-100 BP	-200 BP
Net interest income - increase (decrease)	3.19%	6.13%	(3.49%)	N/A
Return on average equity - increase (decrease)	6.52%	12.59%	(7.26%)	N/A
Diluted earnings per share - increase (decrease)	6.80%	13.07%	(7.45%)	N/A
EVE - increase (decrease)	(3.47%)	(10.65%)	(13.76%)	N/A

ESB Financial Corporation	24	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in EVE. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2011 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2011 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2011 for the change in EVE. The impact of the rate change for net interest income is compared to the base amount which can fluctuate from period to period.

	Increase		Decrease
	+100 BP	+200 BP	-100 BP	-200 BP
Net interest income - increase (decrease)	3.35%	6.05%	(4.14%)	N/A
Return on average equity - increase (decrease)	6.47%	11.63%	(7.91%)	N/A
Diluted earnings per share - increase (decrease)	6.72%	12.13%	(8.21%)	N/A
EVE—increase (decrease)	0.84%	(9.80%)	(9.24%)	N/A

Liquidity and Capital Resources

The Company’s goal in liquidity management is to ensure that sufficient cash flow exists to address deposit fluctuation, loan demand and debt service requirements. Liquidity is the availability of funds, or assurance that funds will be available, to honor all cash outflow commitments as they come due. These commitments are generally met through cash inflows. The Company’s primary sources of funds generally have been deposits obtained through the offices of the Bank, borrowings from the FHLB, repurchase agreement borrowings and amortization and prepayments of outstanding loans and maturing investment securities. While payments of principal and interest on loans and other investments are relatively predictable sources of funds, deposit flows are much less predictable since they are greatly influenced by the level of interest rates, the state of the economy, competition and industry conditions. Liquidity risk is the risk of not being able to obtain funds at a reasonable price within a reasonable period of time to meet financial commitments when due. The Company measures its liquidity position on an ongoing basis and estimates how funding requirements are likely to evolve over time. Liquidity management is integral to other key elements such as capital adequacy, asset quality and profitability and is a fundamental component in the safe and sound management of the Company. The Company supports the process of liquidity planning by assessing potential future liquidity needs and taking into account various possible changes in economic, market, political, regulatory and other external or internal conditions. Such planning involves identifying known, expected and potential cash outflows and weighing alternative business management strategies to ensure adequate cash inflows. The Board of Directors has approved a Liquidity Policy and has designated the Asset Liability Committee (ALCO) to oversee compliance of this policy. The ALCO has assigned responsibility of the management and supervision of the overall liquidity to the Investment Committee.

Net cash provided by operating activities totaled $26.8 million for the year ended December 31, 2012. Net cash provided by operating activities was primarily comprised of net income before non-controlling interest of $15.8 million as well as slight variances in other operating activities.

Funds provided by investing activities totaled $11.8 million during the year ended December 31, 2012. Primary sources of funds include principal repayments of loans receivable and securities available for sale of $201.2 million and $264.2 million, respectively, as well as proceeds from the sale of securities available for sale of $3.7 million, proceeds from the sale of REO of $2.1 million, proceeds from BOLI of $1.4 million, proceeds from the redemption of FHLB stock of $6.2 million and $6.6 million of proceeds from real estate held for investment.

ESB Financial Corporation	25	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Primary uses of funds were $219.2 million of loan originations, $244.1 million for purchases of securities available for sale and $9.9 million for funding of real estate held for investment.

Funds used by financing activities totaled $62.4 million for the year ended December 31, 2012. The primary uses of funds were for repayments of long term borrowings and funding dividends paid $112.1 million and $7.3 million, respectively, offset by sources of funds including an increase in deposits and proceeds from long-term borrowings of $21.6 million and $9.1 million, respectively.

At December 31, 2012, the total approved loan commitments outstanding amounted to $5.6 million. At the same date, commitments under unused lines of credit and credit card lines amounted to $84.4 million, the unadvanced portion of construction loans approximated $15.2 million and letters of credit amounted to $15.4 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2012 totaled $375.9 million.

Historically, the Company used its sources of funds primarily to meet its ongoing commitments to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain a substantial portfolio of investment securities. The Company has been able to generate sufficient cash through the retail deposit market, its traditional funding source and through FHLB advances and other borrowings, to provide the cash utilized in investing activities. Management believes that the Company currently has adequate liquidity available to respond to liquidity demands.

The Company’s contractual obligations at December 31, 2012 are as follows:

(Dollar amounts in thousands)		Payment due by period

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Long-term debt obligations (1)	$446,449	$164,647	$139,265	$41,144	$101,393
Time deposits (1)	372,138	116,241	196,825	54,026	5,046
Operating lease obligations	406	75	152	100	79
Supplemental executive retirement plan	5,315	85	170	364	4,696
Directors’ retirement plan	799	125	289	258	127

Total Contractual Obligations	$825,107	$281,173	$336,701	$95,892	$111,341

(1)	Excludes Interest

The sources of liquidity and capital resources discussed above are believed by management to be sufficient to fund outstanding loan commitments and meet other obligations.

Current regulatory requirements specify that ESB and similar institutions must maintain, tier one leverage capital equal to 3.0% of adjusted total assets and total capital equal to 8.0% of risk-weighted assets. The FDIC has adopted more stringent core capital requirements which require that all banks, except for the most highly rated banks, have at least an additional 100 to 200 basis points over those levels to be considered well capitalized. Therefore, an absolute minimum leverage ratio of not less than 4.0% must be maintained by those banks that are not highly rated or that are anticipating or experiencing significant growth. The FDIC reserves the right to apply this higher standard to any insured financial institution when considering an institution’s capital adequacy. At December 31, 2012, ESB was in compliance with all regulatory capital requirements with tier one leverage capital and tier-one risk-based capital ratios of 8.7% and 14.6%, respectively.

ESB Financial Corporation	26	2012 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Impact of Inflation and Changing Prices

The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial condition and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services since such prices are affected by inflation to a larger degree than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Company’s assets and liabilities are critical to the maintenance of acceptable performance levels.

Recent Accounting and Regulatory Pronouncements

The Company’s discussion of recent accounting and regulatory pronouncements can be found in Note 1 of the Company’s consolidated financial statements.

ESB Financial Corporation	27	2012 Annual Report

Consolidated Statements of Financial Condition

(Dollar amounts in thousands, except share data)

	December 31,
	2012	2011
Assets
Cash on hand and in banks	$5,664	$4,720
Interest-earning deposits	9,400	34,128

Cash and cash equivalents	15,064	38,848
Securities available for sale; cost of $1,065,447 and $1,091,497	1,110,776	1,130,116
Loans receivable, net of allowance for loan losses of $6,709 and $6,537	672,086	648,921
Accrued interest receivable	8,068	9,227
Federal Home Loan Bank (FHLB) stock	15,077	21,256
Premises and equipment, net	14,286	15,071
Real estate acquired through foreclosure, net	2,441	3,883
Real estate held for investment	9,968	15,268
Goodwill	41,599	41,599
Intangible assets	302	554
Bank owned life insurance	30,025	30,802
Securities receivable	1,277	1,148
Prepaid expenses and other assets	6,645	8,098

Total assets	$1,927,614	$1,964,791

Liabilities and Stockholders’ Equity
Liabilities:
Deposits	$1,178,057	$1,156,410
FHLB advances	213,232	207,355
Repurchase agreements	268,000	343,000
Other borrowings	3,324	10,212
Junior subordinated notes	46,393	46,393
Advance payments by borrowers for taxes and insurance	2,619	2,519
Accounts payable for land development	2,033	2,634
Accrued expenses and other liabilities	19,156	17,193

Total liabilities	1,732,814	1,785,716

Stockholders’ Equity:
Preferred stock, $.01 par value, 5,000,000 shares authorized;none issued	-	-
Common stock, $.01 par value, 30,000,000 shares authorized;
16,278,045 and 16,278,045 shares issued;
14,666,945 and 14,600,871 shares outstanding	163	163
Additional paid-in capital	103,346	102,667
Treasury stock, at cost; 1,611,100 and 1,677,174 shares	(18,847)	(19,537)
Unearned Employee Stock Ownership Plan (ESOP) shares	(3,132)	(4,184)
Retained earnings	89,065	80,231
Accumulated other comprehensive income, net	25,103	20,904

Total ESB Financial Corporation’s stockholders’ equity	195,698	180,244
Noncontrolling interest	(898)	(1,169)

Total stockholders’ equity	194,800	179,075

Total liabilities and stockholders’ equity	$1,927,614	$1,964,791

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	28	2012 Annual Report

Consolidated Statements of Operations

(Dollar amounts in thousands, except share data)

	Year ended December 31,
	2012	2011	2010
Interest income:
Loans receivable, including fees	$33,274	$34,805	$37,467
Taxable securities available for sale	32,515	37,954	41,448
Tax-exempt securities available for sale	6,616	6,415	5,933
FHLB stock	51	-	-
Interest-earning deposits and federal funds sold	56	53	16

Total interest income	72,512	79,227	84,864

Interest expense:
Deposits	9,325	11,954	14,270
FHLB advances,repurchase agreements and other borrowings	17,620	20,753	25,168
Junior subordinated notes	2,455	2,433	2,459

Total interest expense	29,400	35,140	41,897

Net interest income	43,112	44,087	42,967
Provision for loan losses	1,100	1,130	1,404

Net interest income after provision for loan losses	42,012	42,957	41,563

Noninterest income:
Fees and service charges	3,375	3,524	3,894
Net (loss) gain on sale of loans	(1)	6	40
Increase of cash surrender value of bank owned life insurance	609	704	717
Net realized gain on securities available for sale	746	937	-
Impairment losses on investment securities
Total other-than-temporary impairment losses	(406)	(995)	(1,839)
Portion of loss recognized in other comprehensive income before taxes	375	548	600

Net impairment losses on investment securities	(31)	(447)	(1,239)
Net realized loss on derivatives	(550)	(2,005)	(711)
Income from real estate joint ventures	2,365	881	1,122
Other	811	706	644

Total noninterest income	7,324	4,306	4,467

Noninterest expense:
Compensation and employee benefits	17,514	16,327	15,541
Premises and equipment	2,972	2,670	2,719
Federal deposit insurance premiums	1,451	1,281	1,900
Data processing	2,396	2,312	2,151
Amortization of intangible assets	251	332	413
Advertising	613	612	608
Other	5,081	4,528	4,481

Total noninterest expense	30,278	28,062	27,813

Income before provision for income taxes	19,058	19,201	18,217
Provision for income taxes	3,236	3,380	3,553

Net income before noncontrolling interest	15,822	15,821	14,664
Less: net income attributable to noncontrolling interest	919	911	433

Net income attributable to ESB Financial Corporation	$14,903	$14,910	$14,231

Net income per share:
Basic (1)	$1.04	$1.03	$0.99
Diluted (1)	$1.03	$1.02	$0.98
Cash dividends declared per share (1)	$0.40	$0.38	$0.33
Weighted average shares outstanding (1)	14,346,024	14,438,543	14,385,262
Weighted average shares and share equivalents outstanding (1)	14,469,062	14,555,150	14,483,905

(1)	Outstanding shares and per share data have been adjusted for year 2010 to reflect a six-for five stock split paid on May 16, 2011.

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	29	2012 Annual Report

Consolidated Statements of Comprehensive Income

(Dollar amounts in thousands)

	2012	2011	2010
Net Income before noncontrolling interest	$15,822	$15,821	$14,664
Other comprehensive income (loss) (net of tax and reclassifications)
Net change in unrealized gains (losses):
Securities available for sale other-than-temporarily impaired:
Total losses	(406)	(995)	(1,839)
Losses recognized in earnings	31	447	1,239

Losses recognized in comprehensive income	(375)	(548)	(600)
Income tax effect	131	192	204

Unrealized holding losses on other-than-temporarily impaired securities available for sale, net of tax	(244)	(356)	(396)
Securities available for sale not other-than-temporarily impaired:
Gains (losses) arising during the period	7,832	12,728	(7,614)
Income tax effect	(2,741)	(4,455)	2,589

	5,091	8,273	(5,025)

(Gains) losses recognized in earnings	(746)	(937)	-
Income tax effect	261	328	-

	(485)	(609)	-

Unrealized holding gains (losses) on securities available for sale not other-than-temporarily-impaired, net of tax	4,606	7,664	(5,025)

Unrealized holding gain (loss) on securities, net	4,362	7,308	(5,421)

Pension and Postretirement Amortization	155	183	185
Income tax effect	(54)	(64)	(63)

	101	119	122

Adjustment to minimum pension liability of the SERP and DRP plan	(195)	(226)	2
Income tax effect	68	79	(1)

	(127)	(147)	1

Fair value adjustment on derivatives	(211)	(2,631)	(3,070)
Income tax effect	74	921	1,044

	(137)	(1,710)	(2,026)

Other comprehensive income (loss)	4,199	5,570	(7,324)

Net comprehensive income before noncontrolling interest	20,021	21,391	7,340
Less: net income attributable to the noncontrolling interest	919	911	433

Net comprehensive income attributable to ESB Financial Corporation	$19,102	$20,480	$6,907

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	30	2012 Annual Report

Consolidated Statements of Changes in Stockholders’ Equity

(Dollar amounts in thousands, except share data)

	Common stock	Additional paid-in capital	Treasury stock	Unearned ESOP shares	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Noncontrolling Interest	Total stockholders’ equity
Balance at January 1, 2010	138	101,571	(20,302)	(814)	61,660	22,658	(159)	164,752
Net income	-	-	-	-	14,231	-	433	14,664
Other comprehensive results, net	-	-	-	-	-	(7,324)	-	(7,324)
Cash dividends at $0.33 per share	-	-	-	-	(4,793)	-	-	(4,793)
Purchase of treasury stock, at cost (80,142 shares)	-	-	(1,143)	-	-	-	-	(1,143)
Reissuance of treasury stock for stock option exercises (77,529 shares)	-	-	1,033	-	(493)	-	-	540
Compensation expense on ESOP	-	383	-	814	-	-	-	1,197
Additional ESOP shares purchased	-	(189)	-	-	-	-	-	(189)
Tax effect of compensatory stock options	-	74	-	-	-	-	-	74
Effect of compensation expense for stock options	-	355	-	-	-	-	-	355
Capital disbursement for noncontrolling interest	-	-	-	-	-	-	(815)	(815)
Accrued compensation expense MRP	-	35	-	-	-	-	-	35

Balance at December 31, 2010	138	102,229	(20,412)	-	70,605	15,334	(541)	167,353
Net income	-	-	-	-	14,910	-	911	15,821
Other comprehensive results, net	-	-	-	-	-	5,570	-	5,570
Cash dividends at $0.38 per share	-	-	-	-	(5,521)	-	-	(5,521)
Six for five stock split, payment in lieu of fractional shares	25	(33)						(8)
Purchase of treasury stock, at cost (355,580 shares)	-	-	(4,754)	-	-	-	-	(4,754)
Reissuance of treasury stock for stock option exercises (121,979 shares)	-	-	1,389	-	(612)	-	-	777
Compensation expense on ESOP	-	493		816	-	-	-	1,309
Additional ESOP shares purchased	-	(504)	-	-	-	-	-	(504)
Tax effect of compensatory stock options	-	55	-	-	-	-	-	55
Effect of compensation expense for stock options	-	380	-	-	-	-	-	380
Purchase of treasury stock for ESOP shares	-	-	4,151	(5,000)	849	-	-	-
Unvested shares in MRP	-	47	89	-	-	-	-	136
Capital disbursement for noncontrolling interest	-	-	-	-	-	-	(1,539)	(1,539)

Balance at December 31, 2011	$ 163	$ 102,667	$ (19,537)	$ (4,184)	$ 80,231	$ 20,904	$ (1,169)	$ 179,075
Net income	-	-	-	-	14,903	-	919	15,822
Other comprehensive results, net	-	-	-	-	-	4,199	-	4,199
Cash dividends at $0.40 per share	-	-	-	-	(5,737)	-	-	(5,737)
Purchase of treasury stock, at cost (40,316 shares)	-	-	(541)	-	-	-	-	(541)
Reissuance of treasury stock for stock option exercises (106,390 shares)	-	-	1,078	-	(332)	-	-	746
Compensation expense on ESOP	-	380		1,052	-	-	-	1,432
Additional ESOP shares purchased	-	(329)	-	-	-	-	-	(329)
Tax effect of compensatory stock options	-	48	-	-	-	-	-	48
Effect of compensation expense for stock options	-	563	-	-	-	-	-	563
Unvested shares in MRP	-	17	153	-	-	-	-	170
Capital disbursement for noncontrolling interest	-	-	-	-	-	-	(648)	(648)

Balance at December 31, 2012	$ 163	$ 103,346	$ (18,847)	$ (3,132)	$ 89,065	$ 25,103	$ (898)	$ 194,800

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	31	2012 Annual Report

Consolidated Statements of Cash Flows

(Dollar amounts in thousands)

	Year ended December 31,
	2012	2011	2010
Operating activities:
Net income	$15,822	$15,821	$14,664
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation for premises and equipment	1,018	962	1,068
Provision for loan losses	1,100	1,130	1,404
Amortization of premiums and accretion of discounts	3,584	2,700	2,296
Origination of loans held for sale	-	(325)	(3,287)
Proceeds from sale of loans held for sale	-	411	3,448
Gain on sale of loans held for sale	-	(6)	(40)
Net realized gain on securities available for sale	(746)	(937)	-
Net impairment losses on investment securities	31	447	1,239
Net realized loss on derivatives	550	2,005	711
Amortization of intangible assets	251	332	413
Compensation expense on ESOP and MRP	1,602	1,445	1,232
Compensation expense on stock options	563	380	355
Increase of cash surrender value of bank owned life insurance	(609)	(704)	(717)
Decrease in accrued interest receivable	1,159	380	705
Increases in deferred tax asset	(390)	(1,821)	(377)
Decrease in prepaid FDIC assessment	1,335	1,168	1,777
(Increase) decrease in prepaid expenses and other assets	(431)	(339)	345
(Decrease) increase in accrued expenses and other liabilities	1,302	2,258	(2,105)
Gain on sale of real estate acquired through foreclosure	(48)	(10)	(67)
Writedown of real estate held for investment	78	1,625	1,573
Other	641	954	147

Net cash provided by operating activities	26,812	27,876	24,784

Investing activities:
Loan originations	(219,195)	(181,847)	(185,080)
Purchases of:
Securities available for sale	(244,115)	(302,507)	(249,769)
Interest rate cap contracts	-	-	(970)
Premises and equipment	(433)	(2,197)	(1,910)
Principal repayments of:
Loans receivable	201,232	172,428	216,767
Securities available for sale	264,215	234,831	268,288
Proceeds from the sale of:
Securities available for sale	3,657	25,359	-
Real estate acquired through foreclosure	2,148	934	1,123
Proceeds from Bank Owned Life Insurance	1,386	-	-
Redemption of FHLB stock	6,179	4,841	1,373
Funding of real estate held for investment	(9,890)	(10,061)	(11,951)
Proceeds from real estate held for investment	6,629	9,589	8,987

Net cash provided by (used in) investing activities	11,813	(48,630)	46,858

Financing activities:
Net increase in deposits	21,647	143,765	68,298
Proceeds from long-term borrowings	9,067	13,786	80,423
Repayments of long-term borrowings	(112,094)	(119,616)	(177,108)
Net increase (decrease) in short-term borrowings	27,016	(2,666)	(17,500)
Cash disbursement to noncontrolling interest	(648)	(1,539)	(815)
Proceeds received from exercise of stock options	794	832	614
Dividends paid	(7,321)	(5,409)	(4,815)
Payments to acquire treasury stock	(541)	(4,754)	(1,143)
Stock purchased by ESOP	(329)	(504)	(189)

Net cash (used in) provided by financing activities	(62,409)	23,895	(52,235)

Net (decrease) increase in cash and cash equivalents	(23,784)	3,141	19,407
Cash and cash equivalents at beginning of period	38,848	35,707	16,300

Cash and cash equivalents at end of period	$15,064	$38,848	$35,707

Continued

ESB Financial Corporation	32	2012 Annual Report

Consolidated Statements of Cash Flows (continued)

(Dollar amounts in thousands)

	Year ended December 31,
	2012	2011	2010
Supplemental information:
Interest paid	$29,732	$35,784	$42,759
Income taxes paid	3,737	3,919	4,316

Supplemental schedule of non-cash investing and financing activities:
Transfers from loans receivable to real estate acquired through foreclosure	1,237	4,674	1,757
Transfers between other assets and other liabilities	-	-	56
Originated loans for real estate held for investment	8,063	5,097	5,378
Dividends declared but not paid	-	1,460	1,203

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	33	2012 Annual Report

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Principles of Consolidation

ESB Financial Corporation (the Company) is a publicly traded Pennsylvania thrift holding company. The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries, ESB Bank (ESB or the Bank), THF, Inc. (THF), AMSCO, Inc. (AMSCO) and ESB Financial Services, Inc. ESB is a Pennsylvania chartered Federal Deposit Insurance Corporation (FDIC) insured stock savings bank.

AMSCO is engaged in real estate development and construction of 1-4 family residential units independently or in conjunction with its joint ventures. The Bank has provided all development and construction financing. The joint ventures which are 51% owned or greater by AMSCO have been included in the consolidated financial statements and are reflected within other noninterest income or expense. The Bank’s loans to AMSCO and related interest have been eliminated in consolidation.

In addition to the elimination of the loans and interest to the joint ventures described above, all other significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make some estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Certain amounts previously reported have been reclassified to conform to the current year financial statement presentation. The reclassification had no effect on net income.

Operating Segments

An operating segment is defined as a component of an enterprise that engages in business activities that generate revenue and incur expense, the operating results of which are reviewed by management and for which discrete financial information is available. The Company conducts business through 23 full service banking branches, one loan production office and its various other subsidiaries. Loans and deposits are primarily generated from the areas where banking branches are located. The Company derives its income predominantly from interest on loans and securities and to a lesser extent, noninterest income. The Company’s principal expenses are interest paid on deposits and borrowed funds and normal operating costs. The Company’s operations are principally in the savings and loan industry. Consistent with internal reporting, the Company’s operations are reported in one operating segment, which is community banking.

Cash Equivalents

Cash equivalents include cash on hand and in banks, interest-earning deposits with original maturities of 120 days or less and federal funds sold. The Board of Governors of the Federal Reserve imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest bearing balance with the Federal Reserve Bank. Required reserves at the Federal Reserve Bank averaged $1.0 million and $824,000 during the year 2012 and 2011, respectively.

Securities Available for Sale and Held for Maturity

Securities include investments primarily in bonds, notes and to a lesser extent equity securities and are classified as either available for sale or held to maturity at the time of purchase based on management’s intent. Such intent includes consideration of the interest rate environment, prepayment risk, credit risk,

ESB Financial Corporation	34	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

maturity and repricing characteristics, liquidity considerations, investment and asset/liability management policies and other pertinent factors. Unrealized holding gains and losses, net of applicable income taxes, on available for sale securities are reported as accumulated other comprehensive income (AOCI) until realized. Gains and losses on the sale of securities are determined using the specific identification method and are included in operations in the period sold.

Management monitors all of the Company’s securities for other than temporary impairment (OTTI) on a quarterly basis and determines whether any impairment should be recorded. For a security to be considered OTTI, its characteristics would have to consist of an accumulation of these factors:

•	Fair value is significantly below cost

•	Decline in fair value is attributable to specific adverse conditions affecting a particular investment, specific conditions in an industry or geographic area

•	Management does not possess both the intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value

•	The decline in fair value has existed for an extended period of time

•	Debt security has been downgraded by a rating agency

•	Rating differences

•	Financial condition of the issuer has deteriorated and the issuer has reduced or eliminated scheduled dividends or interest payments

•	SEC filings – disclosures that would indicate an inability by the issuer to satisfy their obligations

•	Audits – the Company will review the issuer’s audits to determine if they have received going concern audit opinions

•	Other debt of the issuers – the Company will review the market prices of other debt of the issuer to determine if the market loss of an issue is related to credit or interest rate risk

Management will more closely evaluate the securities that have unrealized losses of 15% or more. If management determines that the declines in value of the security are not temporary, or if management does not have the ability to hold the security until maturity, which is the case with equity securities, then management will record impairment on the security. For equity securities, typically the amount of impairment is the difference between the security’s book value and current fair value determined by independent market pricing. For debt securities evaluated for impairment, management will determine what portion of the unrealized valuation loss is attributed to projected or known loss of principal, and what portion is attributed to market pricing not reflective of the true value of the security, based on current cash flow analysis. Management will generally record impairment equivalent to the projected or known loss of principal, known as the credit loss. The other portion of the fair value loss is attributed to market factors and it is management’s opinion that these fair value losses are temporary and not permanent. All impairment is recorded as a loss on securities and is included in the Company’s consolidated statements of operations.

Yields and carrying values for certain mortgage-backed securities are subject to normal interest rate and prepayment risks. Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity.

ESB Financial Corporation	35	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Loans Receivable

Loans receivable, for which management has the intent and the Company has the ability to hold for the foreseeable future or until maturity or payoff, are reported at their outstanding unpaid principal balances reduced by any charge-offs and net of any deferred fees or costs on loans originated, unamortized premiums or discounts on loans purchased and the allowance for loan losses.

Interest income on loans is accrued and credited to operations as earned. Interest income is not accrued for loans delinquent 90 days or greater. Interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet contractual payments. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest receipts on nonaccrual and impaired loans are recognized as interest revenue or applied to principal when management believes the ultimate collectibility of principal is in doubt.

The Company maintains records of the full amount of interest that is owed by the borrowers. A non-accrual loan will generally be placed back on accrual status only when the delinquency is less than 90 days.

Discounts and premiums on purchased loans are recognized in interest income using the interest method over the remaining period to contractual maturity, adjusted for prepayments. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment to the yield of the related loan over the loan’s period to maturity. Loans originated and intended for sale are carried at the lower of cost or fair value in the aggregate.

Impaired loans are commercial, multi-family, residential real estate construction and commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of impaired loans is not the same as the definition of nonaccrual loans, although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using current interest rates and its recorded value, or, as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When the loan balance becomes collateral dependent, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to four family properties and all consumer loans are large groups of smaller balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as less than 90 days, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower’s prior payment record and the amount of shortfall in relation to the principal and interest owed.

Allowance for loan losses

Management establishes the allowance for loan losses based upon its evaluation of the pertinent factors underlying the types and quality of loans in the portfolio. Commercial loans and commercial real estate loans are reviewed on a regular basis with a focus on larger loans along with loans which have experienced past payment or financial deficiencies. Larger commercial loans, multi-family, residential real estate

ESB Financial Corporation	36	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

construction and commercial real estate loans which are 60 days or more past due are selected for impairment testing. These loans are analyzed to determine if they are “impaired”, which means that it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. All loans that are delinquent 90 days and are placed on nonaccrual status are classified on an individual basis. Residential loans 60 days past due, which are still accruing interest are classified as substandard as per the Company’s asset classification policy. The remaining loans are evaluated and classified as groups of loans with similar risk characteristics. The Company allocates allowances based on the factors described below, which conform to the Company’s asset classification policy. In reviewing risk within the Bank’s loan portfolio, management has determined there to be several different risk categories within the loan portfolio. The allowance for loan losses consists of amounts applicable to: (i) the commercial loan portfolio; (ii) the commercial real estate portfolio; (iii) the consumer loan portfolio; (iv) the residential real estate portfolio. Factors considered in this process included general loan terms, collateral and availability of historical data to support the analysis. Historical loss percentages for each risk category are calculated and used as the basis for calculating allowance allocations. Certain qualitative factors are then added to the historical loss percentages to get the adjusted factor to be applied to non classified loans. The following qualitative factors are analyzed:

•	Levels of and trends in delinquencies and nonaccruals

•	Trends in volume and terms

•	Changes in lending policies and procedures

•	Volatility of losses within each risk category

•	Loans and Lending staff acquired through acquisition

•	Economic trends

•	Concentrations of credit

•	Experience depth and ability of management

The Company also maintains an unallocated allowance to account for any factors or conditions that may cause a potential loss but are not specifically addressed in the process described above. The Company analyzes its loan portfolio each quarter to determine the appropriateness of its allowance for loan losses.

The allowance for loan losses is maintained at a level believed to be adequate by management to absorb probable losses inherent in the portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and other pertinent factors such as regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted quarterly, during which loans may be charged off upon reaching various stages of delinquency and depending upon the loan type.

ESB Financial Corporation	37	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Loan Charge-off Policies

Consumer loans are generally fully or partially charged down to the fair value of collateral securing the asset when the loan is 180 days past due for open-end loans or 120 days past due for closed-end loans unless the loan is well secured and in the process of collection. All other loans are generally charged down to the fair value when the loan is 90 days past due.

Troubled Debt Restructurings

In situations where, for economic or legal reasons related to a borrower’s financial difficulties, management may grant a concession for other than an insignificant period of time to the borrower that would not otherwise be considered, the related loan is classified as a TDR. Management strives to identify borrowers in financial difficulty early and work with them to modify to more affordable terms before their loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for impaired loans. In addition to the allowance for the pooled portfolios, management has developed a separate allowance for loans that are identified as impaired through a TDR. These loans are excluded from pooled loss forecasts and a separate reserve is provided under the accounting guidance for loan impairment. Consumer loans whose terms have been modified in a TDR are also individually analyzed for estimated impairment.

Real Estate Acquired Through Foreclosure

Real estate properties acquired through foreclosure are initially recorded at the lower of cost or fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, management periodically performs valuations and the real estate is carried at the lower of cost or fair value less estimated costs to sell. Revenue and expenses from operations of the properties, gains and losses on sales and additions to the valuation allowance are included in operating results.

Federal Home Loan Bank Stock

The Bank is a member of the FHLB of Pittsburgh and as such, is required to maintain a minimum investment in FHLB stock that varies with the level of advances outstanding with the FHLB. The stock is bought from and sold to the FHLB based upon its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated for impairment when necessary. The stock’s value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as the following: (a) the significance of the decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted (b) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance (c) the impact of legislative and regulatory changes on the customer base of the FHLB and (d) the liquidity position of the FHLB. There was no impairment of the FHLB stock at December 31, 2012 or 2011.

Premises and Equipment

Land is carried at cost. Premises, furniture and equipment and leasehold improvements are carried at cost less accumulated depreciation or amortization. Depreciation is calculated on a straight-line basis over the

ESB Financial Corporation	38	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

estimated useful lives of the related assets, which are twenty-five to fifty years for buildings and three to ten years for furniture and equipment. Amortization of leasehold improvements is computed using the straight-line method over the term of the related lease.

Goodwill and Intangible Assets

Goodwill consisted of $41.6 million at December 31, 2012 and 2011, respectively. The Company evaluates goodwill for impairment. This impairment assessment is performed at least annually by assessing various qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company performed this assessment as of October 31, 2012 and concluded that the recorded value of goodwill was not impaired. Core deposit intangible was $288,000 and $539,000 at December 31, 2012 and 2011, respectively. The core deposit intangible assets are amortized on a sum of the year’s digit basis over the estimated useful life, generally up to ten years. Amortization of finite lived assets is expected to total $170,000, $110,000 and $8,000 for the years 2013, 2014 and 2015, respectively.

Mortgage Servicing Assets

At December 31, 2012, the remaining balance and fair value of the servicing asset was $14,000, which is recorded in intangible assets. Servicing assets are amortized in proportion to and over the period of, estimated net servicing revenues. Impairment of servicing assets is based on fair value of those assets, estimated using discounted cash flows and prepayment assumptions for the market area of the servicing portfolio. For purposes of measuring impairment, the servicing asset is stratified based on interest rate. The amount of impairment recognized is the amount by which the capitalized servicing asset for a stratum exceeds the fair value of that stratum. During 2012 the Company recovered a portion of the impairment valuation of approximately $9,000. The remaining impairment valuation at December 31, 2012, 2011 and 2010 was $15,000, $24,000 and $30,000, respectively. The amortization taken on the servicing asset for the year ended December 31, 2012, 2011 and 2010 was $10,000, $14,000 and $14,000, respectively. The Company had total loans serviced for others of $5.8 million, $10.2 million and $14.8 million December 31, 2012, 2011 and 2010, respectively.

Advertising Costs

Advertising costs are expensed as the costs are incurred. Advertising expenses amounted to $613,000, $612,000 and $608,000 for 2012, 2011, and 2010, respectively.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Bank-Owned Life Insurance (BOLI)

The Company owns insurance on the lives of a certain group of key employees. The policies were purchased to help offset the increases in the costs of various fringe benefit plans including healthcare. The cash surrender value of these policies is included as an asset on the consolidated statements of financial condition and any increases in cash surrender value are recorded as noninterest income on the consolidated statements of operations. In the event of the death of an insured individual under these policies, the Company would receive a death benefit.

ESB Financial Corporation	39	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Financial Instruments

As part of its overall interest rate risk management activities, the Company utilizes derivative instruments to manage its exposure to various types of interest rate risk. Interest rate swaps and interest rate caps are the primary instruments the Company uses for interest rate risk management. Derivative instruments are recorded at fair value as either part of prepaid expenses and other assets or accrued expenses and other liabilities on the consolidated statements of financial condition. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

The Company formally documents the relationship between the hedging instruments and hedged items, as well as the risk management objective and strategy, before undertaking an accounting hedge. To qualify for hedge accounting, the derivatives and related hedged items must be designated as a hedge at inception of the hedge relationship. For accounting hedge relationships, we formally assess, both at the inception of the hedge and on an ongoing basis, if the derivatives are highly effective in offsetting designated changes in the fair value or cash flows of the hedged item. If it is determined that the derivative instrument is not highly effective, hedge accounting is discontinued.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. To the extent the change in fair value of the derivative does not offset the change in fair value of the hedged item, the difference or ineffectiveness is reflected in earnings in the same financial statement category as the hedged item.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in AOCI and subsequently reclassified to earnings when the hedged transaction affects earnings and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings.

At December 31, 2012, there were sixteen interest rate cap contracts outstanding with notional amounts totaling $170.0 million. These derivative instruments are not hedged and therefore adjustments to fair value are recorded in current earnings.

During 2009, the Company entered into two interest rate swap contracts to manage its exposure to interest rate risk. These interest rate swap transactions involved the exchange of the Company’s interest payment on $35.0 million in junior subordinated notes which became floating rate notes in 2011 for a fixed rate interest payment without the exchange of the underlying principal amount. Entering into interest rate derivatives potentially exposes the Company to the risk of counterparties’ failure to fulfill their legal obligations including, but not limited to, potential amounts due or payable under each derivative contract. Notional principal amounts are often used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller. Management utilizes the change in variable cash flows method to measure hedge ineffectiveness. To the extent that the cumulative change in anticipated cash flows from the hedging derivative offsets from 80% to 125% of the cumulative change in anticipated cash flows from the hedged exposure, the hedged is deemed effective. As of December 31, 2012 the interest rate swaps were deemed to be effective, therefore no amounts were charged to current earnings. The Company also does not expect to reclassify any hedge related amounts from AOCI to earnings over the next twelve months.

ESB Financial Corporation	40	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

The pay fixed interest rate swap contracts outstanding at December 31, 2012 are being utilized to hedge $35.0 million in floating rate junior subordinated notes. The interest rate swaps are carried at fair value. Below is a summary of the interest rate swap contracts and the terms at December 31, 2012:

(Dollars in thousands)	Notional Amount	Effective Date	Pay Rate	Receive Rate (*)	Maturity Date	Unrealized Loss
Cash Flow Hedge	$20,000	2/10/2011	4.18%	0.31%	2/10/2018	$3,400
Cash Flow Hedge	15,000	2/10/2011	3.91%	0.31%	2/10/2018	2,343

	$35,000					$5,743

* Variable receive rate based upon contract rates in effect at December 31, 2012

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Stock-Based Compensation

The Company accounts for stock compensation based on the grant-date fair value of all share-based payment awards that are expected to vest, including employee share options to be recognized as employee compensation expense over the requisite service period.

During the years ended December 31, 2012, 2011 and 2010, the Company recorded $575,000, $377,000, and $355,000, respectively, in compensation expense and tax benefits of $73,000, $1,000 and $20,000, respectively, related to our share-based compensation awards. As of December 31, 2012, there was approximately $53,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2009. That cost is expected to be recognized over the next year. There was approximately $209,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2010. That cost is expected to be recognized over the next two years. There was approximately $254,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2011. That cost is expected to be recognized over the next three years. Finally, there was approximately $233,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2012, that is expected to be recognized over the next two years and $332,000 of unrecognized compensation related to unvested share- based compensation awards granted in 2012 that is expected to be recognized over the next four years.

The Company has recorded $48,000, $55,000 and $74,000 in excess tax benefits which have been classified as financing cash inflows for the years ended December 31, 2012, 2011 and 2010, respectively, in the Consolidated Statements of Cash Flows.

ESB Financial Corporation	41	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

For purposes of computing results, the Company estimated the fair values of stock options using the Black-Scholes option-pricing model. The model requires the use of subjective assumptions that can materially affect fair value estimates. The fair value of each option is amortized into compensation expense on a straight line basis between the grant date for the option and each vesting date. The fair value of each stock option granted was estimated using the following weighted-average assumptions:

	2012	2011	2010
Assumptions
Volatility	39.70%	39.52%	38.98%
Interest Rates	1.24%	1.58%	2.16%
Dividend Yields	3.17%	3.03%	2.68%
Weighted Average Life ( in years)	7.0	7.0	7.2

The weighted average fair value of each stock option granted for 2012, 2011 and 2010 was $3.65, $3.94 and $4.76, respectively. The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010, was $229,000, $287,000 and $192,000, respectively. The total intrinsic value of in-the-money stock options was $3.1 million, $2.5 million and $2.7 million at the year ended December 31, 2012, 2011 and 2010 respectively. The total intrinsic value of the exercisable stock options was $2.0 million, $1.6 million and $1.8 million at the year ended December 31, 2012, 2011 and 2010, respectively.

Net Income Per Share

The following table summarizes the Company’s net income per share for the years ended December 31, 2012, 2011 and 2010:

(Amounts in thousands, except per share data)
	2012	2011	2010
Net income	$14,903	$14,910	$14,231
Weighted-average common shares outstanding	14,346	14,438	14,386

Basic earnings per share	$1.04	$1.03	$0.99

Weighted-average common shares outstanding	14,346	14,439	14,385
Common stock equivalents due to effect of stock options	123	116	99

Total weighted-average common shares and equivalents	14,469	14,555	14,484

Diluted earnings per share	$1.03	$1.02	$0.98

The unallocated shares controlled by the ESOP of 246,746, 329,656 and 0 at December 31, 2012, 2011, and 2010, respectively, are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee’s individual account. All of the outstanding options were included in the computation of diluted earnings per share for 2012, 2011 and 2010 because the options’ exercise price was less than the average market price of the common shares.

Reclassifications

Certain amounts in the 2011 financial statements have been reclassified to conform to the 2012 presentation format. These reclassifications had no effect on stockholders’ equity or net income.

ESB Financial Corporation	42	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Effect of Recent Accounting and Regulatory Pronouncements

In January 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The amendments clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The effective date is the same as the effective date of Update 2011-11. This ASU is not expected to have a significant impact on the Company’s financial statements.

In October, 2012, the FASB issued ASU 2012-06, Business Combinations (Topic 805)—Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution. ASU 2012-06 requires that when a reporting entity recognizes an indemnification asset (in accordance with Subtopic 805-20) as a result of a government assisted acquisition of a financial institution and subsequently a change in the cash flows expected to be collected on the indemnification asset occurs (as a result of a change in cash flows expected to be collected on the assets subject to indemnification), the reporting entity should subsequently account for the change in the measurement of the indemnification asset on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the contractual term of the indemnification agreement (that is, the lesser of the term of the indemnification agreement and the remaining life of the indemnified assets). ASU 2012-06 is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. Early adoption is permitted. The amendments should be applied prospectively to any new indemnification assets acquired after the date of adoption and to indemnification assets existing as of the date of adoption arising from a government-assisted acquisition of a financial institution. This ASU is not expected to have a significant impact on the Company’s financial statements.

In July, 2012, the FASB issued ASU 2012-02, Intangibles – Goodwill and Other (Topic 350) – Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 give entities the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events or circumstances, an entity determines it is more likely than not that an indefinite-lived intangible asset is impaired, then the entity must perform the quantitative impairment test. If, under the quantitative impairment test, the carrying amount of the intangible asset exceeds its fair value, an entity should recognize an impairment loss in the amount of that excess. Permitting an entity to assess qualitative factors when testing indefinite-lived intangible assets for impairment results in guidance that is similar to the goodwill impairment testing guidance in ASU 2011-08. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 (early adoption permitted). This ASU is not expected to have a significant impact on the Company’s financial statements.

In December 2011, the FASB issued ASU 2011-10, Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate-a Scope Clarification. The amendments in this Update affect entities that cease to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. Under the amendments in this Update, when a parent

ESB Financial Corporation	43	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

(reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity should apply the guidance in Subtopic 360-20 to determine whether it should derecognize the in substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness. That is, even if the reporting entity ceases to have a controlling financial interest under Subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. The amendments in this Update should be applied on a prospective basis to deconsolidation events occurring after the effective date. Prior periods should not be adjusted even if the reporting entity has continuing involvement with previously derecognized in substance real estate entities. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2013, and interim and annual periods thereafter. Early adoption is permitted. This ASU did not have a significant impact on the Company’s financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The amendments in this Update affect all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement. The requirements amend the disclosure requirements on offsetting in Section 210-20-50. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. This ASU is not expected to have a significant impact on the Company’s financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The amendments in this Update improve the comparability, clarity, consistency, and transparency of financial reporting and increase the prominence of items reported in other comprehensive income. To increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS, the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity was eliminated. The amendments require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. All entities that report items of comprehensive income, in any period presented, will be affected by the changes in this Update. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The amendments in this Update should be applied retrospectively, and early adoption is permitted. The Company has provided the necessary disclosure in the Consolidated Statements of Comprehensive Income.

ESB Financial Corporation	44	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments in this Update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The Company has included the disclosure requirements in footnote twelve.

2.	Securities

The following table summarizes the Company’s securities:

(Dollar amounts in thousands)	Amortized cost	Unrealized gains	Unrealized losses	Fair value

December 31, 2012:
Trust preferred securities	$45,894	$367	$(8,234)	$38,027
Municipal securities	177,414	13,717	(244)	190,887
Equity securities	1,142	676	-	1,818
Corporate bonds	219,700	7,186	(1,091)	225,795
Mortgage-backed securities
U.S. sponsored entities	617,158	33,021	(246)	649,933
Private label	4,139	177	-	4,316

Subtotal mortgage-backed securities	621,297	33,198	(246)	654,249

Total securities	$1,065,447	$55,144	$(9,815)	$1,110,776

December 31, 2011:
Trust preferred securities	$45,894	$265	$(8,615)	$37,544
Municipal securities	174,288	10,427	(230)	184,485
Equity securities	1,754	351	(2)	2,103
Corporate bonds	165,923	1,784	(2,928)	164,779
Mortgage-backed securities
U.S. sponsored entities	694,674	37,636	(8)	732,302
Private label	8,964	241	(302)	8,903

Subtotal mortgage-backed securities	703,638	37,877	(310)	741,205

Total securities	$1,091,497	$50,704	$(12,085)	$1,130,116

The private-label mortgage backed securities totaled $4.3 million and $8.9 million as of December 31, 2012 and December 31, 2011, respectively, and are secured by residential real estate.

The proceeds from the sale of securities as of December 31, 2012 were $3.7 million. Gross realized gains on sales of securities available for sale were $746,000 in 2012. The Company recorded impairment charges of approximately $4,800 on a $2.5 million collateralized debt obligation (CDO) and approximately $26,000 on one of its equity investments in various banks that had experienced a decline in their fair value for the last several quarters. There was non-credit related OTTI on these securities recognized in AOCI during the period of approximately $375,000.

ESB Financial Corporation	45	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

The proceeds from the sale of securities as of December 31, 2011 were $25.4 million. Gross realized gains on sales of securities available for sale were $937,000 in 2011. The Company recorded impairment charges of approximately $78,000 on a $2.5 million CDO, $52,000 on a private –label mortgage backed security and approximately $317,000 on five of its equity investments in various banks that had experienced a decline in their fair value for the last several quarters. There was non-credit related OTTI on these securities recognized in AOCI during the period of approximately $548,000.

During 2010, the Company did not have any security sales, however the Company recorded impairment charges of approximately $810,000 on a $2.5 million collateralized debt obligation (CDO), $212,000 on a private-label mortgage-backed security and approximately $217,000 on five of its equity investments in various banks that had experienced a decline in their fair value for the last several quarters. There was non-credit related OTTI on these securities recognized in AOCI during the period of approximately $600,000.

Included in the $38.0 million of trust preferred securities are standalone trust preferred securities with a fair value of $36.2 million. In addition, there was one pooled trust preferred security with a par value of $2.5 million and a fair value of $173,000 that was not investment-grade rated. The Company took an impairment charge of approximately $5,000 on this $2.5 million CDO that is comprised of sixteen financial institutions during 2012. This security is a CDO currently comprised of trust preferred securities of 10 financial institutions and has a Moody’s rating of Ca, which is below investment grade. The Company had an independent third party analyze this bond at December 31, 2011 and the Company believes the factors have improved for this bond since the third party review.

Because of the subprime crisis current markets for variable rate corporate trust preferred bonds are illiquid. In order to determine prices of these securities the Company utilizes a discounted cash flow method, mentioned above. This method is described more fully in footnote 12, Fair Value.

The following is a summary of the amounts recognized in earnings related to credit losses on securities which the Company has recorded other-than-temporary impairment charges through earnings and other comprehensive income:

(Dollars in thousands)
Totals
January 1, 2010	$-
Credit losses on securities for which other-than-temporary impairment was not previously recognized	1,022
Additional increases as a result of impairment charges recognized on investments for which an OTTI charge was not previously recognized	-

December 31, 2010	1,022
Credit losses on securities for which other-than-temporary impairment was not previously recognized	-
Additional increases as a result of impairment charges recognized on investments for which an OTTI charge was not previously recognized	130

December 31, 2011	1,152
Credit losses on securities for which other-than-temporary impairment was not previously recognized	-
Additional increases as a result of impairment charges recognized on investments for which an OTTI charge was not previously recognized	5

December 31, 2012	$1,157

ESB Financial Corporation	46	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

At December 31, 2012 and 2011, the Bank did not have any corporate bonds whose book value exceeded 10% of equity.

The following table shows the Company’s investments’ gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2012 and 2011:

As of December 31, 2012

(Dollar amounts in thousands)	Less than 12 Months			12 Months or more			Total
	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses

Trust preferred securities	-	$-	$-	9	$36,179	$8,234	9	$36,179	$8,234

Municipal securities	5	4,179	58	2	3,059	186	7	7,238	244

Corporate bonds	5	15,604	110	5	20,020	981	10	35,624	1,091

Mortgage-backed securities

U.S. sponsored entities	8	28,246	246	-	-	-	8	28,246	246

Total	18	$48,029	$414	16	$59,258	$9,401	34	$107,287	$9,815

As of December 31, 2011

(Dollar amounts in thousands)	Less than 12 Months			12 Months or more			Total
	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses

Trust preferred securities	-	$-	$-	9	$35,789	$8,615	9	$35,789	$8,615

Municipal securities	2	3,094	149	3	2,627	81	5	5,721	230

Equity securities	-	-	-	1	130	2	1	130	2

Corporate bonds	27	91,046	2,928	-	-	-	27	91,046	2,928

Mortgage-backed securities

U.S. sponsored entities	1	4,596	8	-	-	-	1	4,596	8

Private label	3	3,084	302	-	-	-	3	3,084	302

Subtotal mortgage-backed securities	4	7,680	310	-	-	-	4	7,680	310

Total	33	$101,820	$3,387	13	$38,546	$8,698	46	$140,366	$12,085

The Company primarily invests in mortgage-backed securities, variable and fixed rate corporate bonds, municipal bonds, trust preferred securities, government bonds and to a lesser extent equity securities. The policy of the Company is to recognize an OTTI on equity securities where the fair value has been significantly below cost for three consecutive quarters. Declines in the fair value of the corporate bonds that can be attributed to specific adverse conditions affecting the credit quality of the investment would be recorded as OTTI losses and charged to earnings. In order to determine if a decline in fair value is other than temporary, the Company reviews corporate ratings of the investment, analyst reports and SEC filings of the issuers. For fixed maturity investments with unrealized losses due to interest rates where the Company expects to recover the entire amortized cost basis of the security, declines in value below cost are not assumed to be other than temporary. The Company reviews its position quarterly and has asserted that at December 31, 2012, the declines outlined in the above table represent temporary declines due to changes in interest rates and are not reflections of impairment in the credit quality of the securities. Additionally, the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis.

ESB Financial Corporation	47	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

The Company reviews investment debt securities on an ongoing basis for the presence of OTTI with formal reviews performed quarterly. Credit–related OTTI losses on individual securities were recognized during 2012 in earnings while noncredit-related OTTI on securities not expected to be sold is recognized in AOCI. The credit-related OTTI recognized during 2012 and 2011 was $31,000 and $447,000, respectively and was related to securities having a book value of $608,000 at December 31, 2012 and $2.1 million at December 31, 2011. The noncredit-related OTTI was $375,000 and $548,000 for 2012 and 2011, respectively.

The following table summarizes scheduled maturities of the Company’s securities as of December 31, 2012, excluding equity securities which have no maturity dates:

(Dollar amounts in thousands)	Available for sale

	Weighted Average Yield	Amortized cost	Fair value
Due in one year or less	3.80%	$19,137	$19,411
Due from one year to five years	3.05%	187,595	195,182
Due from five to ten years	3.27%	108,288	111,879
Due after ten years	3.30%	749,285	782,486

	3.26%	$1,064,305	$1,108,958

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

Securities, with carrying values of $229.0 million and $206.4 million as of December 31, 2012 and 2011, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

ESB Financial Corporation	48	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable

The following table summarizes the Company’s loans receivable as of December 31:

(In thousands)	2012	2011
Mortgage loans:
Residential real estate
Single family	$326,005	$312,723
Construction	46,418	45,363
Multi family	33,472	32,370

Total residential real estate	405,895	390,456
Commercial real estate
Commercial	81,077	83,447
Construction	15,878	17,307

Total commercial real estate	96,955	100,754

Subtotal mortgage loans	502,850	491,210

Other loans:
Consumer loans
Home equity loans	80,418	72,493
Dealer auto and RV loans	46,571	47,039
Other loans	7,896	9,255

Total consumer loans	134,885	128,787
Commercial business	54,445	50,337

Subtotal other loans	189,330	179,124

Total loans receivable	692,180	670,334
Less:
Allowance for loan losses	6,709	6,537
Deferred loan fees and net discounts	(1,862)	(1,852)
Loans in process	15,247	16,728

Net loans receivable	$672,086	$648,921

The Company conducts its business through 23 offices in Allegheny, Beaver, Butler and Lawrence counties in Pennsylvania which also serves as its primary lending area. Management does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

Management has an established methodology to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in the loan portfolio. For purposes of determining the allowance for loan losses, The Company has segmented certain loans in the portfolio by product type. Loans are segmented into the following pools: commercial business loans, commercial real estate loans, residential real estate loans and consumer loans. The Company sub-segments residential real estate loans into the following three classes: single family, construction and multi-family. Commercial real estate is sub-segmented into commercial and construction classes. The Company also sub-segments the consumer loan portfolio into the following three classes: home equity, dealer automobile and recreational vehicle (RV) and other consumer loans. Historical loss percentages for each risk category are calculated and used as the basis for calculating allowance allocations. These historical loss percentages are calculated over a three year period for all portfolio segments. Certain qualitative factors are then added to the historical loss percentages to get the adjusted factor to be applied to non classified loans. The following qualitative factors are analyzed for each portfolio segment:

•	Levels of and trends in delinquencies and nonaccruals

•	Trends in volume and terms

•	Changes in lending policies and procedures

ESB Financial Corporation	49	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

•	Volatility of losses within each risk category

•	Loans and Lending staff acquired through acquisition

•	Economic trends

•	Concentrations of credit

•	Experience depth and ability of management

These qualitative factors are reviewed each quarter and adjusted based upon relevant changes within the portfolio. During 2012, the qualitative factors for changes in levels of and trends in delinquencies were increased for residential mortgages and commercial loans. Changes in portfolio volumes in 2012 resulted in an increase to the related factors for residential mortgages, commercial loans and consumer loans. The changes in portfolio volumes resulted in a decrease to the related factors for commercial mortgages. During 2012, the qualitative factors for volatility of portfolio losses were unchanged for all loans based upon the calculated volatility. The changes to economic trends for commercial mortgages decreased during 2012, based on an improvement in factors relating to this type of lending.

In terms of the Company’s loan portfolio, the commercial and industrial loans and commercial real estate loans are deemed to have more risk than the consumer real estate loans and other consumer loans in the portfolio. The commercial loans not secured by real estate are highly dependent on financial condition and are more dependent on economic conditions. The commercial loans secured by real estate are also dependent on economic conditions but generally have stronger forms of collateral. More recently, commercial real estate has been negatively impacted by devaluation so these commercial loans carry a higher qualitative factor for changes in the value of collateral. The commercial loans and commercial real estate loans have historically been responsible for the majority of the Company’s delinquencies, non-accrual loans, and charge-offs so both of these categories carry higher qualitative factors than consumer real estate loans and other consumer loans. The Company has historically experienced very low levels of consumer real estate and consumer loan charge-offs so these qualitative factors are set lower than the commercial real estate and commercial and industrial loans.

Loans by Segment

The total allowance reflects management’s estimate of loan losses inherent in the loan portfolio at the Statement of Financial Condition date. The Company considers the allowance for loan losses of $6.7 million adequate to cover loan losses inherent in the loan portfolio, at December 31, 2012. The following tables present by portfolio segment, the changes in the allowance for loan losses and the recorded investment in loans for the year ended December 31, 2012 and 2011:

As of December 31, 2012
(Dollar amounts in thousands)
	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
Allowance for loan losses:
Beginning balance	$384	$2,442	$1,045	$2,115	$551	$6,537
Charge-offs	32	163	562	289	-	1,046
Recoveries	-	-	101	17	-	118
Provision	21	85	40	954	-	1,100
Reallocations	177	(289)	407	(256)	(39)	-

Ending Balance	$550	$2,075	$1,031	$2,541	$512	$6,709

ESB Financial Corporation	50	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

As of December 31, 2011
(Dollar amounts in thousands)
	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
Allowance for loan losses:
Beginning balance	$784	$1,831	$1,125	$2,573	$234	$6,547
Charge-offs	187	-	478	709	-	1,374
Recoveries	25	-	160	49	-	234
Provision	-	125	275	655	75	1,130
Reallocations	(238)	486	(37)	(453)	242	-

Ending Balance	$384	$2,442	$1,045	$2,115	$551	$6,537

As of December 31, 2010
(Dollar amounts in thousands)
	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
Allowance for loan losses:
Beginning balance	$864	$1,620	$1,093	$2,206	$244	$6,027
Charge-offs	58	168	583	177	-	986
Recoveries	1	-	98	3	-	102
Provision	365	350	464	225	-	1,404
Reallocations	(388)	29	53	316	(10)	-

Ending Balance	$784	$1,831	$1,125	$2,573	$234	$6,547

As of December 31, 2012
(Dollar amounts in thousands)
	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
Allowance for loan losses:
Ending balance: individually evaluated for impairment	$-	$1,110	$54	$-	$-	$1,164

Ending balance: collectively evaluated for impairment	$550	$965	$977	$2,541	$512	$5,545

Loans Receivable:
Ending Balance	$54,445	$96,955	$134,885	$405,895	$-	$692,180

Ending balance: individually evaluated for impairment	$-	$13,414	$327	$2,163	$-	$15,904

Ending balance: collectively evaluated for impairment	$54,445	$83,541	$134,558	$403,732	$-	$676,276

ESB Financial Corporation	51	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

As of December 31, 2011
(Dollar amounts in thousands)
	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
Allowance for loan losses:
Ending balance: individually evaluated for impairment	$10	$1,489	$50	$-	$-	$1,549

Ending balance: collectively evaluated for impairment	$374	$953	$995	$2,115	$551	$4,988

Loans Receivable:
Ending Balance	$50,337	$100,754	$128,787	$390,456	$-	$670,334

Ending balance: individually evaluated for impairment	$63	$14,023	$153	$1,364	$-	$15,603

Ending balance: collectively evaluated for impairment	$50,274	$86,731	$128,634	$389,092	$-	$654,731

Credit Quality Information

The following tables represent credit exposures by internally assigned grades for year ended December 31, 2012. The grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all. The Company’s internal credit risk grading system is based on experiences with similarly graded loans.

The Company’s internally assigned grades are as follows:

Pass – loans which are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral.

Special Mention – loans where a potential weakness or risk exists, which could cause a more serious problem if not corrected.

Substandard – loans that have a well-defined weakness based on objective evidence and be characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful – loans classified as doubtful have all the weaknesses inherent in a substandard asset. In addition, these weaknesses make collection or liquidation in full highly questionable and improbable, based on existing circumstances.

Loss – loans classified as a loss are considered uncollectible, or of such value that continuance as an asset is not warranted.

ESB Financial Corporation	52	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

As of December 31, 2012
(Dollar amounts in thousands)
	Residential Real Estate Multi—family	Residential Real Estate Construction	Commercial Real Estate Commercial	Commercial Real Estate Construction	Commercial
Pass	$33,472	$41,138	$65,696	$15,878	$53,883
Special Mention	-	4,477	1,334	-	527
Substandard	-	803	14,047	-	35
Doubtful	-	-	-	-	-
Loss	-	-	-	-	-

Ending Balance	$33,472	$46,418	$81,077	$15,878	$54,445

As of December 31, 2011
(Dollar amounts in thousands)
	Residential Real Estate Multi—family	Residential Real Estate Construction	Commercial Real Estate Commercial	Commercial Real Estate Construction	Commercial
Pass	$32,370	$38,219	$67,119	$17,307	$50,232
Special Mention	-	7,144	2,319	-	57
Substandard	-	-	14,009	-	39
Doubtful	-	-	-	-	-
Loss	-	-	-	-	9

Ending Balance	$32,370	$45,363	$83,447	$17,307	$50,337

The following tables present performing and nonperforming single family residential and consumer loans based on payment activity for the years ended December 31, 2012 and 2011. Payment activity is reviewed by management on a monthly basis to determine how loans are performing. Loans are considered to be nonperforming when they become 90 days delinquent.

As of December 31, 2012
(Dollar amounts in thousands)
	Residential Real Estate Single Family	Consumer Home Equity	Dealer Auto and RV	Other Consumer
Performing	$322,662	$80,124	$46,450	$7,787
Nonperforming	3,343	294	121	109

Total	$326,005	$80,418	$46,571	$7,896

As of December 31, 2011
(Dollar amounts in thousands)
	Residential Real Estate Single Family	Consumer Home Equity	Dealer Auto and RV	Other Consumer
Performing	$310,263	$72,091	$46,907	$9,162
Nonperforming	2,460	402	132	93

Total	$312,723	$72,493	$47,039	$9,255

ESB Financial Corporation	53	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

Nonperforming loans also include certain loans that have been modified in TDRs where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from the Company’s loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Delinquent TDRs are classified as nonperforming at the time of restructure and may only be returned to performing status after considering the borrower’s sustained repayment performance for a reasonable period, generally six months.

Non-performing loans, which include non-accrual loans and TDRs, were $7.4 million and $13.4 million at December 31, 2012 and 2011, respectively. The TDRs included in non-performing loans amounted to $368,000 and $7.8 million at December 31, 2012 and 2011, respectively. At December 31, 2012 the Company also had $8.2 million of TDR’s that were in compliance with their modified terms.

For non-performing loans, the interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31, 2012, 2011 and 2010 are summarized below:

(Dollar amounts in thousands)
	2012	2011	2010
Interest income that would have been recorded	$488	$858	$1,055
Interest income recognized	111	728	781

Interest income foregone	$377	$130	$274

The Company is not committed to lend additional funds to debtors whose loans are on non-accrual status.

Age Analysis of Past Due Loans Receivable by Class

The following tables include an aging analysis of the investment of past due loans receivable as of December 31, 2012 and 2011:

(Dollar amounts in thousands)
As of December 31, 2012
	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Residential real estate
Single family	$887	$420	$3,343	$4,650	$321,355	$326,005	$-
Construction	-	-	-	-	46,418	46,418	-
Multi-family	-	-	-	-	33,472	33,472	-
Commercial Real Estate
Commercial	246	598	3,211	4,055	77,022	81,077	-
Construction	-	-	-	-	15,878	15,878	-
Consumer
Consumer—home equity	219	-	223	442	79,976	80,418	-
Consumer—dealer auto and RV	771	230	104	1,105	45,466	46,571	-
Consumer—other	70	12	109	191	7,705	7,896	-
Commercial	-	2	35	37	54,408	54,445	-

Total	$2,193	$1,262	$7,025	$10,480	$681,700	$692,180	$-

ESB Financial Corporation	54	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

(Dollar amounts in thousands)
As of December 31, 2011
	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Residential real estate
Single family	$464	$2,933	$2,460	$5,857	$306,866	$312,723	$-
Construction	-	-	-	-	45,363	45,363	-
Multi-family	-	-	-	-	32,370	32,370	-
Commercial Real Estate
Commercial	48	1,507	2,629	4,184	79,263	83,447	-
Construction	-	-	-	-	17,307	17,307	-
Consumer
Consumer - home equity	143	9	249	401	72,092	72,493	-
Consumer - dealer auto and RV	698	101	132	931	46,108	47,039	-
Consumer - other	98	23	93	214	9,041	9,255	-
Commercial	59	-	54	113	50,224	50,337	-

Total	$1,510	$4,573	$5,617	$11,700	$658,634	$670,334	$-

Impaired Loans

Management considers commercial loans, multi-family, residential real estate construction and commercial real estate loans which are 90 days or more past due to be impaired. Larger commercial loans and commercial real estate loans which are 60 days or more past due are selected for impairment testing. These loans are analyzed to determine if it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. If management determines that the fair value of the impaired loan is less than the recorded investment in the loan, impairment is recognized through a provision for loan loss estimate or a charge-off to the allowance for loan losses.

The Company collectively reviews all other residential real estate and consumer loans for impairment.

ESB Financial Corporation	55	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

The following tables include the recorded investment and unpaid principal balances for impaired loans receivable as of December 31, 2012 and 2011 with the associated allowance for loan losses amount, if applicable.

(Dollar amounts in thousands)

As of December 31, 2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial real estate	$5,433	$5,540	$-
Residential single family	1,360	1,360	-
Residential construction loans	803	803	-
Consumer loans Home Equity	130	130	-
Dealer auto and RV	14	14	-
With an allowance recorded:
Commercial real estate	7,981	8,144	1,110
Consumer loans Home equity	179	179	50
Dealer auto and RV	4	4	4
Total:
Commercial Real Estate	13,414	13,684	1,110
Consumer	327	327	54
Residential single family	1,360	1,360	-
Residential construction loans	803	803	-

Total	15,904	16,174	1,164

(Dollar amounts in thousands)

As of December 31, 2011
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial real estate	$5,568	$5,675	$-
Residential single family	1,364	1,364	-
Commercial business loans	39	39	-
With an allowance recorded:
Commercial real estate	8,454	8,454	1,489
Consumer loans Home equity	153	153	50
Commercial business loans	25	25	10
Total:
Commercial Real Estate	14,022	14,129	1,489
Consumer	153	153	50
Residential single family	1,364	1,364
Commercial	64	64	10

Total	15,603	15,710	1,549

ESB Financial Corporation	56	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

The following include the average recorded investment and interest income recognized on the loans considered to be impaired during the years ended December 31, 2012, 2011 and 2010:

(Dollar amounts in thousands)

As of December 31, 2012	2012		2011		2010

	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$5,473	$228	$1,416	$302	$732	$57
Commercial business loans	-	-	68	10	195	4
Residential single family	1,362	9	1,207	61	-	-
Residential construction loans	512	41	-	-	-	-
Consumer loans
Home Equity	57	11	-	-	-	-
Dealer auto and RV	3	3	-	-	-	-
With an allowance recorded:
Commercial real estate
Commercial real estate	8,186	406	7,478	544	1,198	564
Consumer loans
Home equity	166	12	154	9	24	10
Dealer auto and RV	1	1	-	-	-	-
Commercial business loans	-	-	122	3	75	21
Total:
Commercial Real Estate	13,659	634	8,894	846	1,930	621
Consumer	227	27	154	9	24	10
Residential single family	1,362	9	1,207	61	-	-
Residential construction loans	512	41	-	-	-	-
Commercial business loans	-	-	190	13	270	25

Nonaccrual Loans

Loans are considered nonaccrual upon reaching 90 days delinquency, although the Company may be receiving partial payments of interest and partial repayments of principal on such loans. When a loan is placed in nonaccrual status, previously accrued but unpaid interest is deducted from interest income.

The following table sets forth the loans receivable on nonaccrual status as of December 31, 2012 and December 31, 2011. The balances are presented by class of loans.

(Dollar amounts in thousands)
	2012	2011
Commercial	$35	$54
Commercial Real Estate	3,432	10,237
Consumer
Consumer - Home Equity	293	402
Consumer - Dealer auto and RV	121	132
Consumer - other	109	93
Residential	3,403	2,460

Total	$7,393	$13,378

ESB Financial Corporation	57	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

Modifications

The Company’s loan portfolio also includes TDR’s, where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from the Company’s loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Delinquent TDRs are classified as nonperforming at the time of restructure and may only be returned to performing status after considering the borrower’s sustained repayment performance for a reasonable period, generally six months.

When the Company modifies a loan, management evaluates any possible impairment based on the present value of expected future cash flows, discounted at the contractual interest rate of the original loan agreement, except when the sole (remaining) source of repayment for the loan is the operation or liquidation of the collateral. In these cases, management uses the current fair value of the collateral, less selling costs, instead of discounted cash flows. If management determines that the value of the modified loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized by segment or class of loan, as applicable, through an allowance estimate or a charge-off to the allowance. Segment and class status is determined by the loan’s classification at origination.

The following table includes the recorded investment and number of modifications for modified loans, as of December 31, 2012 and 2011. The Company reports the recorded investment in the loans prior to a modification and also the recorded investment in the loans after the loans were restructured.

As of December 31, 2012

(Dollar amounts in thousands)
			Pre-Modification Recorded Investment
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Maturity Date Extension	Deferral of Principal Payments	Other	Total
Troubled Debt Restructurings
Residential Construction	4	$1,053	$1,053	$-	$-	$1,053
Commercial Real Estate	2	198	198	-	-	198
Consumer
Home equity	7	168	168	-	-	168
Dealer auto and RV	4	18	18	-	-	18

Troubled Debt Restructurings	17	$1,437	$1,437	$-	$-	$1,437

As of December 31, 2011

(Dollar amounts in thousands)
			Pre-Modification Recorded Investment
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Maturity Date Extension	Deferral of Principal Payments	Other	Total
Troubled Debt Restructurings
Residential Construction	-	$-	$-	$-	$-	$-
Commercial Real Estate	3	7,372	-	7,305	125	7,430
Consumer
Home equity	-	-	-	-	-	-
Dealer auto and RV	-	-	-	-	-	-

Troubled Debt Restructurings	3	$7,372	$-	$7,305	$125	$7,430

The Company did not have any TDR’s that defaulted subsequent to their modification during the periods reported.

ESB Financial Corporation	58	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

4.	Investment Required by Regulation

The Company’s subsidiary bank is a member of the FHLB System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than 1.0% of the unpaid principal balances of residential mortgage loans, 0.3% of total assets or approximately 5.0% of outstanding advances, if any due to the FHLB, whichever is greater, as calculated periodically by the FHLB. Purchases and redemptions of FHLB stock are made directly with the FHLB at par. In 2008, the FHLB suspended both the payment of dividends and the repurchase of excess capital stock. During the fourth quarter of 2010, the FHLB partially lifted the suspension with a limited repurchase of excess stock. The dividend suspension remained in effect during 2010, the FHLB began to pay dividends in the fourth quarter of 2011. This repurchase restriction could result in the Bank’s investment in FHLB stock being greater than 5.0% of its outstanding notes payable to the FHLB.

5.	Premises and Equipment

Premises and equipment at December 31, are summarized by major classification as follows:

(Dollar amounts in thousands)	2012	2011
Land	$3,444	$3,426
Buildings and improvements	19,889	20,671
Leasehold improvements	795	765
Furniture, fixtures and equipment	8,723	8,494

	32,851	33,356
Less accumulated depreciation and amortization	18,565	18,285

	$14,286	$15,071

Depreciation expense for the years December 31, 2012, 2011 and 2010 was $1.0 million, $962,000 and $1.1 million, respectively.

The Company is obligated under non-cancelable long term operating lease agreements for certain branch offices. These lease agreements, each having renewal options and none expiring later than 2019, have approximate aggregate rentals of $75,000, $77,000, $75,000, $50,000, $50,000 and $79,000 for the years ended December 31, 2013, 2014, 2015, 2016, 2017 and thereafter, respectively. Rent expense for the years ended December 31, 2012, 2011 and 2010 was $83,000, $85,000 and $115,000, respectively.

ESB Financial Corporation	59	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

6.	Deposits

The following table summarizes the Company’s deposits as of December 31:

(Dollar amounts in thousands)	2012		2011

Type of accounts	Amount	%	Amount	%
Noninterest-bearing deposits	$109,964	9.3%	$95,691	8.3%
NOW account deposits	223,736	19.0%	208,975	18.1%
Money Market deposits	39,255	3.3%	34,484	3.0%
Passbook account deposits	173,343	14.7%	153,644	13.3%
Time deposits	631,759	53.7%	663,616	57.3%

	$1,178,057	100.0%	$1,156,410	100.0%

Time deposits mature as follows:

Within one year	$375,862	59.6%	$387,857	58.5%
After one year through two years	118,333	18.7%	118,470	17.9%
After two years through three years	78,492	12.4%	81,282	12.2%
After three years through four years	36,920	5.8%	33,395	5.0%
After four years through five years	17,106	2.7%	37,235	5.6%
Thereafter	5,046	0.8%	5,377	0.8%

	$631,759	100.0%	$663,616	100.0%

The Company had a total of $244.8 million and $246.6 million in time deposits of $100,000 or more at December 31, 2012 and 2011, respectively.

Interest expense by type of deposit account for the years ended December 31, 2012, 2011 and 2010 is as follows:

(Dollar amounts in thousands)	2012	2011	2010

NOW account deposits	$298	$556	$454

Money Market deposits	47	103	127

Passbook account deposits	156	372	400

Time deposits	8,824	10,923	13,289

	$9,325	$11,954	$14,270

ESB Financial Corporation	60	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds

Borrowed funds, which include FHLB advances, repurchase agreements, ESOP borrowings, corporate borrowings, borrowings for joint ventures and junior subordinated debt, as of December 31, 2012 and 2011 are summarized as follows:

(Dollar amounts in thousands)	2012		2011
	Weighted average rate	Amount	Weighted average rate	Amount

FHLB advances:
Due within 12 months	2.69%	$100,147	2.80%	$30,684
Due beyond 12 months but within 2 years	2.88%	71,392	3.62%	72,647
Due beyond 2 years but within 3 years	3.13%	15,873	2.88%	71,392
Due beyond 3 years but within 4 years	2.15%	8,013	3.36%	14,613
Due beyond 4 years but within 5 years	1.03%	7,807	2.15%	8,019
Due beyond 5 years	3.61%	10,000	3.61%	10,000

		$213,232		$207,355

Repurchase agreements:
Due within 12 months	2.99%	$148,000	3.12%	$93,000
Due beyond 12 months but within 2 years	3.07%	40,000	3.30%	130,000
Due beyond 2 years but within 3 years	4.12%	10,000	3.07%	40,000
Due beyond 3 years but within 4 years	-	-	4.12%	10,000
Due beyond 4 years but within 5 years	4.28%	25,000	-	-
Due beyond 5 years	4.49%	45,000	4.42%	70,000

		$268,000		$343,000

Other borrowings:

ESOP borrowings
Due within 12 months	4.68%	$1,000	4.68%	$1,000
Due beyond 12 months but within 2 years	4.68%	1,000	4.68%	1,000
Due beyond 2 years but within 3 years	4.68%	1,000	4.68%	1,000
Due beyond 3 years but within 4 years	4.68%	250	4.68%	1,000
Due beyond 4 years but within 5 years	-	-	4.68%	250

		$3,250		$4,250

Corporate borrowings
Due within 12 months	-	$-	6.30%	$1,400
Due beyond 12 months but within 2 years	-	-	6.30%	1,400
Due beyond 2 years but within 3 years	-	-	6.30%	1,400

		$-		$4,200

Borrowings for joint ventures
Due within 12 months	-	$-	3.75%	$1,762
Due beyond 2 years but within 3 years	3.75%	74	-	-

		$74		$1,762

Junior subordinated notes
Due beyond 5 years	2.41%	$46,393	2.56%	$46,393

Included in the $213.2 million of FHLB advances at December 31, 2012 are $50.0 million in structured advances with imbedded caps at various strike rates based on the 3 month LIBOR rate. If during the term of

ESB Financial Corporation	61	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

the advance, the 3 month LIBOR rate exceeds the strike rate, the interest rate on the structured advance is reduced by the difference between the rate and the strike rate.

FHLB advances are secured by FHLB stock, qualifying residential mortgage loans and mortgage-backed securities to the extent that the fair value of such pledged collateral must be at least equal to the advances outstanding. At December 31, 2012 the Company had a maximum borrowing capacity with the FHLB of $338.1 million, with $94.2 million available for use.

Included in the $268.0 million of Repurchase Agreements (REPOs) are $30.0 million in structured REPOs with imbedded caps at various strike rates based on the 3 month LIBOR rate. If during the term of the REPO, the 3 month LIBOR rate exceeds the strike rate, the interest rate on the structured REPO is reduced by the difference between the rate and the strike rate. In addition, the Company has $25.0 million in structured REPOs with double, or $50.0 million notional amount of imbedded caps, at a strike rate of 3.75% based on the 3 month LIBOR rate. The terms and conditions of these structured REPOs are that the rate is fixed for five years and after 5 years, on a specified date the counterparty has the one time right (European Call) to call the REPO. If the counterparty does not call the REPO on the specified date, the rate remains the same for the remaining five years. These structured REPOs also include a double imbedded cap for the first five year period with a strike rate to the 3 month LIBOR rate. If during the first five years, the 3 month LIBOR rate exceeds the strike rate, the interest rate on the structured REPO is reduced by two times the difference between the rate and the strike rate. At no point shall the interest rate on these structured REPOs with imbedded caps be less than zero.

Also included in the $268.0 million of REPOs is a $25.0 million structured REPO in which the Company pays a fixed rate of interest. At the reset date and every quarterly period thereafter, the counterparty has the right to terminate the transaction. It has historically been the Company’s position to pay off any borrowings and replace them with fixed rate funding if converted by the counterparty.

The Company enters into sales of securities under agreements to repurchase. Such REPO’s are treated as borrowed funds. The dollar amount of the securities underlying the agreements remains in their respective asset accounts.

REPO’s are collateralized by various securities that are either held in safekeeping at the FHLB or delivered to the dealer who arranged the transaction and the Company maintains control of these securities.

The fair value of such securities exceeded the amortized cost of the securities sold under agreements to repurchase. The fair value of the securities as of December 31, 2012 was $318.9 million with an amortized cost of $297.8 million. The fair value of the securities as of December 31, 2011 was $402.1 million with an amortized cost of $375.0 million. The average maturity date of the mortgage backed securities sold under agreements to repurchase was greater than 90 days for the years ended December 31, 2012 and December 31, 2011.

As of December 31, 2012 and December 31, 2011, the Company had REPO’s with Citigroup of $115.0 million and $145.0 million respectively, Barclays Capital of $40.0 million and $70.0 million, respectively, Credit Suisse of $83.0 million and $93.0 million, respectively, PNC Bank of $0 and $5.0 million, respectively and Morgan Stanley of $30.0 million and $30.0 million, respectively.

As of December 31, 2012, the REPO’s with Citigroup had $14.4 million at risk (where the fair value of the securities exceeds the borrowing), with a weighted average maturity of 17 months, Barclays Capital had $3.9 million at risk with a weighted average maturity of 42 months, Credit Suisse had $14.1 million at risk with a weighted average maturity of 22 months and Morgan Stanley had $4.2 million at risk with a weighted average maturity of 13 months.

ESB Financial Corporation	62	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

Borrowings under repurchase agreements averaged $305.5 million, $356.8 million and $359.7 million during 2012, 2011 and 2010, respectively. The maximum amount outstanding at any month-end was $343.0 million, $368.0 million and $363.0 million during 2012, 2011 and 2010, respectively.

On April 10, 2003, ESB Capital Trust II (Trust II), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $10.0 million variable rate preferred securities with a stated value and liquidation preference of $1,000 per share. The Company purchased $310,000 of common securities of Trust II. The preferred securities reset quarterly to equal the three month LIBOR index plus 3.25%. Trust II’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by the Trust II to invest in $10.3 million of variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of the Trust II. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the subordinated debt prior to the maturity date of April 24, 2033, on or after April 24, 2008, at the redemption price, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated April 10, 2003, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. The Company has no unamortized deferred debt issuance costs remaining on the preferred securities. On July 23, 2008 the Company redeemed $5.0 million of the preferred securities of ESB Capital Trust II with proceeds from a $14.0 million loan with First Tennessee Bank, National Association (“First Tennessee”), with a fixed interest rate of 6.30%. The remainder of the First Tennessee loan was used to repay an existing loan with First Tennessee with a remaining balance of $9.0 million, which had an interest rate of 5.55% and was due on December 31, 2008. On January 24, 2013, the Company redeemed the remaining $5.1 million of the preferred securities of ESB Capital Trust II with proceeds from a $10.0 million loan with WesBanco, with a fixed interest rate of 3.75%. The remaining $5.0 million of the WesBanco loan will be drawn on March 15, 2013 and used to redeem the $5.1 million of the preferred securities of ESB Capital Trust III.

On December 17, 2003, ESB Statutory Trust (Trust III), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $5.0 million variable rate preferred securities with a stated value and liquidation preference of $1,000 per share. The Company purchased $155,000 of common securities of Trust III. The preferred securities reset quarterly to equal the three month LIBOR Index plus 2.95%. Trust III’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by Trust III to invest in $5.2 million of variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of Trust III. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the subordinated debt prior to the maturity date of December 17, 2033, on or after December 17, 2008, at the redemption price, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated December 17, 2003, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount

ESB Financial Corporation	63	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

equal to the principal amount of the subordinated debt redeemed. The Company has no unamortized deferred debt issuance costs remaining on the preferred securities. On January 22, 2013, the Company provided a notice of redemption to redeem the preferred securities of ESB Capital Trust III on March 18, 2013 with the aforementioned proceeds of a $10.0 million loan from WesBanco.

On February 10, 2005, ESB Capital Trust IV (Trust IV), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $35.0 million fixed/variable rate preferred securities. The Company purchased $1.1 million of common securities of Trust IV. The preferred securities are fixed at a rate of 6.03% for six years and then are variable with a quarterly reset equal to the three month LIBOR index plus 1.82%. The preferred securities have a stated maturity of thirty years. Trust IV’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by Trust IV to invest in $36.1 million of fixed/variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of Trust IV. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the subordinated debt prior to the maturity date of February 10, 2035, on or after February 10, 2011, at the redemption price, which is equal to the liquidation amount, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated February 10, 2005, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. The issuance of these preferred securities did not have any deferred debt issuance costs associated with it.

8.	Income Taxes

The provision for income taxes for the years ended December 31, 2012, 2011 and 2010 is comprised of the following:

(Dollar amounts in thousands)	2012	2011	2010

Current expense:
Federal	$3,578	$5,170	$3,951
State	48	31	(21)

	3,626	5,201	3,930

Deferred benefit:
Federal	(412)	(1,758)	(394)
State	22	(63)	17

	$3,236	$3,380	$3,553

ESB Financial Corporation	64	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Income Taxes (continued)

In addition to income taxes applicable to income before taxes in the consolidated statements of operations, the following income tax amounts were recorded to stockholders’ equity during the years ended December 31, 2012, 2011 and 2010:

(Dollar amounts in thousands)	2012	2011	2010

Net (gain) loss on securities available for sale	$(4,072)	$(4,350)	$2,497
Net loss on fair value adjustment on derivatives	74	965	1,043
Net unrecognized pension cost (benefit)	14	15	(63)
Compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	48	55	74

	$(3,936)	$(3,315)	$3,551

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31, relate to the following:

(Dollar amounts in thousands)	2012	2011
Deferred tax assets:
Allowances for losses on loans and real estate owned	$2,369	$2,309
General business credit	-	217
Minimum tax credit carry forward	3,834	3,880
Writedown of debt	1,305	1,334
Real estate acquired through foreclosure, net	213	336
State net operating loss carryover	568	601
Defined benefit plans	325	311
Mortgage servicing rights	3	2
Investment in joint ventures	1,210	1,225
Interest rate swaps	3,733	1,936
Other	2,407	1,856

Total gross deferred tax assets	15,967	14,007
Less state valuation allowance	234	245

Deferred tax assets after valuation allowance	15,733	13,762

Deferred tax liabilities:
Investment in securities available for sale	17,588	13,516
Accretion of discounts	3	47
Core deposit intangible	101	189
Purchase price adjustments	63	105
Other	218	282

Gross deferred tax liabilities	17,973	14,139

Net deferred tax (liability)	$(2,240)	$(377)

As of December 31, 2012 and 2011, the Company determined that it was not required to establish a valuation allowance for federal deferred tax assets since it is more likely than not that the deferred tax asset

ESB Financial Corporation	65	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Income Taxes (continued)

will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.

The alternative minimum tax credit of $3.8 million is available to reduce future regular income taxes over an indefinite period.

A portion of the deferred tax assets relating to state net operating loss carryforwards were recorded as part of the purchase price allocation of the acquisition of PHSB Financial Corporation and its wholly owned subsidiary Peoples Home Savings Bank during 2005. The state net operating loss carryforward of $3.6 million expires in 2024. This net operating loss was generated by PHSB Financial Corporation in its final tax return. The Company created an additional state deferred tax asset relating to write-downs taken at the Company’s joint venture projects. The Company did establish a partial valuation allowance for this asset since it is more likely than not that a portion of the deferred tax asset will not be realized through future taxable income. At December 31, 2012 and 2011, the valuation allowance for state deferred tax assets was $234,000 and $245,000, respectively.

A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 35% for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010

Tax at statutory rate	35.0%	35.0%	35.0%
(Decrease) increase resulting from:
Tax free income, net of interest disallowance	(14.2%)	(12.6%)	(11.6%)
State income taxes, net of Federal income tax benefit	0.2%	0.1%	(0.1%)
Earnings of BOLI	(1.2%)	(1.3%)	(1.4%)
Other, net	(1.9%)	(2.7%)	(2.0%)

Effective rate	17.8%	18.5%	19.9%

The Company and its subsidiaries file a consolidated federal income tax return. Prior to 1996, the Bank was permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Subsequent to 1995, the Bank’s bad debt deduction is based on actual net charge-offs. Bad debt deductions for income tax purposes are included in taxable income of later years only if the Bank’s base year bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained earnings at December 31, 2011 (the most recent date for which a tax return has been filed) include approximately $17.7 million, representing such bad debt deductions for which no deferred income taxes have been provided.

GAAP prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold

ESB Financial Corporation	66	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Income Taxes (continued)

should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Guidance is also provided on the accounting for and disclosure of unrecognized tax benefits, interest and penalties.

There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in the provision for income taxes in the consolidated statements of operations. The Company’s federal and state income tax returns for taxable years through December 31, 2008 have been closed for purposes of examination by the IRS and the Pennsylvania Department of Revenue.

9.	Employee Benefit Plans

Retirement Savings Plan

The Company has a defined contribution employee retirement plan for the benefit of substantially all employees. The plan provides for regular employer payments that match each participating employee’s contribution to their individual tax-deferred retirement account. Employees can contribute up to 100% of their compensation, less required deductions, to the plan and the Company matches 100% of the first 1% and 50% of the remaining 2% through 6% of employee contributions in stock of the Company. The Company contributed $313,000, $286,000 and $272,000 to the plan during 2012, 2011 and 2010, respectively.

Employee Stock Ownership Plan

The Company has a tax qualified Employee Stock Ownership Plan (ESOP) for the benefit of its employees. Employees begin to participate in the plan January 1 of the year following their date of hire. Participants become 25% vested in their accounts after two years of service, 50% after three years of service, 75% after four years of service and 100% after five years of service or, if earlier, upon death, disability or attainment of normal retirement age.

The purchase of shares of the Company’s stock by the ESOP is funded by a loan and contributions from the Company, through the Bank. Unreleased ESOP shares collateralize the loan payable and the cost of these shares is recorded as a contra-equity account in stockholders’ equity of the Company. The ESOP’s loan payable bears a weighted-average interest rate of 4.68% and matures in 2016. Shares released as debt payments are made by the ESOP to the loan. The ESOP’s sources of repayment of the loans can include dividends, if any, on the unallocated stock held by the ESOP and discretionary contributions from the Company to the ESOP and earnings thereon.

Dividends received on unallocated ESOP shares during 2012, 2011 and 2010 amounted to $169,899, $111,622 and $22,305, respectively. All of the unallocated dividends were used for debt service on the loan. The Company contributed $1.3 million, $1.3 million and $1.1 million for each of the years ended December 31, 2012, 2011 and 2010. The ESOP incurred interest on the loan of $181,122, $205,562 and $23,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Compensation is recognized under the shares released method and compensation expense is equal to the fair value of the shares committed to be released and unallocated ESOP shares are excluded from outstanding shares for purposes of computing EPS.

During 2012, 2011 and 2010, the Company recognized compensation expense related to the ESOP of $1.4 million, $1.3 million and $1.2 million, respectively.

ESB Financial Corporation	67	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

As of December 31, 2012 and 2011, the ESOP held a total of 2,242,511 and 2,111,061 shares, respectively, of the Company’s stock and there were 246,746 and 329,656 unallocated shares, respectively, with a fair value of $3,422,367 and $4,638,260, respectively. During 2012 and 2011, 82,910 and 64,303 shares were released for allocation, respectively. During 2012, 2011 and 2010, 25,090, 43,697 and 18,781 additional shares were purchased by the Company to be released for allocation at a cost of $329,000, $504,000 and $189,000, respectively. These amounts were included in the Company’s compensation expense related to the ESOP.

Stock Option Plans

The Company maintains various stock option plans (Option Plans), which provide for the grant of stock options to directors, officers and other key employees. The Option Plans provide for the grant of both incentive stock options and compensatory stock options. Stock options are granted at an exercise price equal to the market price at the date of grant, the options vest over a specified time and are exercisable on the date they vest and have a maximum term of ten years. These terms are discretionary. Stock option activities under the Option Plans for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011		2010

	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share
Outstanding at beginning of year	918,604	$10.89	1,001,175	$10.23	972,326	$9.54
Granted	216,330	12.60	117,722	13.19	151,956	12.42
Exercised	(93,421)	9.51	(121,945)	8.81	(93,827)	7.60
Forfeited	(45,129)	10.53	(78,348)	9.22	(29,280)	6.92

Outstanding at end of year	996,384	11.41	918,604	10.89	1,001,175	10.23

Exercisable at end of year	689,700	$10.95	661,538	$10.53	731,438	$10.08

The following table summarizes certain characteristics of issued stock options as of December 31, 2012:

Year Issued	Options Outstanding	Exercise Price	Average Remaining Contractual Life (in years)
2003	76,426	$12.80	0.9
2004	81,132	12.09	1.9
2005	60,892	10.17	2.3
2005	16,032	10.33	2.3
2006	53,220	8.96	3.9
2007	51,927	8.43	4.9
2008	67,353	8.59	5.9
2009	113,760	9.62	6.9
2010	144,540	12.42	7.9
2011	114,772	13.19	8.9
2012	216,330	12.60	9.9

	996,384	$11.41	6.4

ESB Financial Corporation	68	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

Management Recognition Plan and Restricted Stock Plan

In connection with previous acquisitions, the Company acquired shares of stock held in trust for potential future distribution to management and key employees for compensation purposes. As of December 31, 2012, there were 12,697 shares held in the Management Recognition Plan (MRP) trust.

In May 2004, the Company awarded 31,450 shares to eligible individuals, 4,820 shares vested on the date of the grant, 23,225 shares subsequently vested and 3,405 shares have been forfeited. The price on the grant date was $12.81 and the fair value of the shares was approximately $403,000.

In May 2005, the Company awarded 700 shares to eligible individuals, 75 shares vested on the date of the grant and 625 shares subsequently vested. The price on the grant date was $13.25 and the fair value of the shares was approximately $10,000.

In November 2011, the Company awarded 15,865 shares to eligible individuals, 1,584 shares vested on the date of the grant, 1,584 shares subsequently vested and the remaining 12,697 shares will vest over a scheduled vesting period ending in 2020.

In November 2011, the Company awarded 74,135 shares, from the restricted stock plan (RSP), to eligible individuals, 7,416 shares vested on the date of the grant, 7,416 shares have subsequently vested and the remaining 59,303 shares will vest over a scheduled vesting period ending in 2020. Upon vesting the shares will be awarded to the individuals.

In November 2012, the Company awarded 27,777 shares, from the RSP, to eligible individuals, 5,553 shares vested on the date of the grant and the remaining 22,224 shares will vest over a scheduled vesting period ending in 2016. Upon vesting the shares will be awarded to the individuals.

Compensation expense, related to the MRP, recognized in 2012, 2011 and 2010 was $21,000, $37,000 and $35,000, respectively. The Company is expected to recognize compensation expense of $21,000, $21,000, $21,000, $21,000, $21,000 and $63,000 for the years 2013, 2014, 2015, 2016, 2017 and thereafter.

Compensation expense, related to the RSP, recognized in 2012 was $150,000. The Company is expected to recognize compensation expense of $142,000, $144,000, $149,000, $148,000, $89,000 and $273,000 respectively for the years 2013, 2014, 2015, 2016, 2017 and thereafter.

The following is a summary of the changes in the stock for the MRP and RSP during the years ended December 31, 2012, 2011 and 2010:

Shares
Nonvested restricted stock as of January 1, 2010	5,515
Granted	-
Vested	(2,760)
Forfeited	-

Nonvested restricted stock as of December 31, 2010	2,755
Granted	90,000
Vested	(11,630)
Forfeited	(125)

Nonvested restricted stock as of December 31, 2011	81,000
Granted	27,777
Vested	(14,553)
Forfeited	-

Nonvested restricted stock as of December 31, 2012	94,224

ESB Financial Corporation	69	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

Excess Benefit Plan

The Company has adopted an excess benefit plan for the purpose of permitting an executive officer and any other employees of the Company who may be designated pursuant to the plan, to receive certain benefits that the executive officer and any other employees of the Company otherwise would be eligible to receive under the Company’s retirement and profit sharing plan and ESOP but for the limitations set forth in Section 401(a)(17), 402(g) and 415 of the Internal Revenue Code of 1986, as amended (the “Code”). Pursuant to the excess benefit plan, during any plan year the Company shall make matching contributions on behalf of the participant in an amount equal to the amount of matching contributions that would have been made by the Company on behalf of the participant but for limitations in the Code, less the actual amount of matching contributions actually made by the Company on behalf of the participant. Finally, the excess benefit plan generally provides that during any plan year a participant shall receive a supplemental ESOP allocation in an amount equal to the amount which would have been allocated to the participant but for limitations in the Code, less the amount actually allocated to the participant pursuant to the ESOP. The supplemental benefits to be received by a participant pursuant to the excess benefit plan shall be credited to an account maintained pursuant to the plan within 180 days after the end of each plan year. The Company maintains a trust, which currently holds 74,519 shares of common stock, to fund its obligation under the excess benefit plan.

Supplemental Executive Retirement Plan and Directors’ Retirement Plan

The Company has adopted a Supplemental Executive Benefit Plan (SERP) in order to provide supplemental retirement and death benefits for certain key employees of the Company. Under the SERP, participants shall receive an annual retirement benefit following retirement at age 65 equal to 25% of the participant’s final average pay multiplied by a target retirement benefit percentage. Final average pay is based upon the participant’s last three year’s compensation and the target benefit percentage is equal to the fraction resulting from the participant’s years of credited service divided by 20, this targeted percentage is capped at 100%. Benefits under the plan are payable in ten equal annual payments and a lesser benefit is payable upon early retirement at age 50 with at least twelve years of service. If a participant dies prior to retirement, the participant’s estate will receive a lump sum payment equal to the net present value of future benefit payments under the plan. At December 31, 2012, the participants in the plan had credited service under the SERP ranging from 22 to 34 years.

The Company and the Bank have adopted the ESB Financial Corporation Directors’ Retirement Plan and entered into director retirement agreements with each director of the Company and the Bank. The plan provides that any retiring director with a minimum of five or more years of service with the Company or the Bank and a minimum of 10 total years of service, including years of service with any bank acquired by the Company or the Bank, that remains in continuous service as a board member until age 75 will be entitled to receive an annual retirement benefit equal to his or her director’s fees earned during the last full calendar year prior to his or her retirement date, multiplied by a ratio, ranging from 25% to 80%, based on the director’s total years of service. The maximum ratio of 80% of fees requires 20 or more years of service and the minimum ratio of 25% of fees requires 10 years of service. Retirement benefits may also be payable under the plan if a director retires from service as a director prior to attaining age 75. During 2012, three directors received monthly benefits under the plan.

ESB Financial Corporation	70	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

The following table sets forth the obligation and funded status as of December 31, 2012 and 2011:

(Dollar amounts in thousands)	Directors’ Retirement Plan		SERP
	2012	2011	2012	2011

Change in benefit obligation
Benefit obligation at beginning of year	$829	$843	$2,678	$2,365
Service Cost	6	5	81	64
Interest Cost	34	41	120	123
Actuarial losses	30	16	166	211
Benefits paid	(72)	(76)	(85)	(85)

Benefit obligation at end of year	827	829	2,960	2,678

Change in plan assets
Fair value of plan assets at beginning of year	-	-	-	-
Employer contributions	72	76	85	85
Benefits paid	(72)	(76)	(85)	(85)

Fair value of plan assets at end of year	-	-	-	-

Funded Status	$(827)	$(829)	$(2,960)	$(2,678)

Amounts recognized in accumulated other comprehensive income, net consist of:
Net loss	$56	$36	$465	$408
Prior service cost	-	22	-	-
Transition obligation	-	-	108	136

Total	$56	$58	$573	$544

The accumulated benefit obligation for the director’s retirement plan was $793,000 and $791,000 at December 31, 2012 and 2011, respectively and for the SERP were $2.7 million and $2.4 million at December 31, 2012 and 2011, respectively.

ESB Financial Corporation	71	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

The components of net periodic benefit cost and other amounts recognized in AOCI at December 31, 2012, 2011 and 2010 are as follows:

(Dollar amounts in thousands)	Directors’ Retirement Plan			SERP
	2012	2011	2010	2012	2011	2010

Net Periodic Pension Cost
Service cost	$6	$5	$25	$81	$64	$60
Interest cost	34	41	45	120	123	124
Amortization of transition obligation	-	-	-	41	41	41
Amortization of net loss	-	-	-	81	55	57
Amortization of prior service cost	33	87	87	-	-	-

Net periodic pension cost	$73	$133	$157	$323	$283	$282

Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive income (loss)
Net actuarial loss/ (gain)	$(7)	$11	$7	$51	$101	$(46)
Amortization of transition obligation	-	-	-	(29)	(27)	(27)
Amortization of prior service cost	(22)	(57)	(57)	-	-	-

Total recognized in other comprehensive income	$(29)	$(46)	$(50)	$22	$74	$(73)

The estimated net loss, transition obligation and prior service cost for the director’s retirement plan and SERP plans that will be amortized from AOCI into net periodic benefit cost over the next fiscal year are approximately $0 and $95,000, respectively.

The weighted average assumptions used to determine benefit obligations and net periodic pension cost at the measurement dates were as follows:

	Directors’ Retirement Plan		SERP
	2012	2011	2012	2011

Discount rate	4.50%	5.25%	3.75%	5.25%
Rate of compensation increase	2.50%	2.50%	4.00%	4.00%

At December 31, 2012, the projected benefit payments for the director’s retirement plan were $125,000, $161,000, $128,000, $129,000, $129,000 and $127,000 for years 2013, 2014, 2015, 2016, 2017 and thereafter, respectively. At December 31, 2012, the projected benefit payments for the SERP were $85,000, $85,000, $85,000, $85,000, $279,000 and $4.7 million for years 2013, 2014, 2015, 2016, 2017 and thereafter. The projected payments were calculated using the same assumptions as those used to calculate the benefit obligations listed above.

ESB Financial Corporation	72	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Other Comprehensive Income (loss)

The components of AOCI, net of tax as of year-end were as follows:

(Dollar amounts in thousands)	2012	2011
Net unrealized gain on securities available for sale	$29,465	$25,101
Accumulated loss on effective cash flow hedging derivatives	(3,733)	(3,596)
Net unrecognized pension cost	(629)	(601)

Total	$25,103	$20,904

11.	Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Company is involved in certain claims and legal actions arising in the ordinary course of business. The outcome of these claims and actions are not presently determinable; however, in the opinion of the Company’s management, after consulting legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position. The following table presents the notional amount of the Company’s off-balance sheet financial instruments as of December 31, 2012 and 2011:

(Dollar amounts in thousands)	2012	2011
Loans in process and commitments:
Fixed interest rate	$18,732	$25,487
Variable interest rate	13,617	16,585
Lines of credit (unfunded):
Commercial	21,544	22,312
Consumer	51,375	51,145
Letters of credit:
Standby	15,423	14,461
Interest Rate Cap Contracts	170,000	200,000
Interest Rate Swap Contracts	35,000	35,000

Commitments to extend credit involve, to a varying degree, elements of credit and interest rate risk in excess of amounts recognized in the consolidated statement of financial condition. The Company’s exposure to credit loss in the event of non-performance by the other party for commitments to extend credit is represented by the contractual amount of these commitments, less any collateral value obtained. The Company uses the same credit policies in making commitments as for on-balance sheet instruments.

The Company’s distribution of commitments to extend credit approximates the distribution of loans receivable outstanding. The fair value of the off balance sheet items approximated the carrying value of those items at those dates.

ESB Financial Corporation	73	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Fair Value

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels defined by U.S. generally accepted accounting principles are as follows:

Level I:	Quoted prices are available in the active markets for identical assets or liabilities as of the reported date.

Level II:

Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III:

Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following tables present the assets and liabilities reported on the consolidated statements of financial condition at their fair value on a recurring basis as of December 31, 2012 and 2011 by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As of December 31, 2012

(Dollar amounts in thousands)
	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Assets:
Securities available for sale
Trust preferred securities	$-	$1,848	$36,179	$38,027
Municipal securities	-	190,887	-	190,887
Equity securities	1,818	-	-	1,818
Corporate bonds	-	225,795	-	225,795
Mortgage backed securities
U.S. sponsored entities	-	649,933	-	649,933
Private label	-	4,316	-	4,316

Subtotal mortgage-backed securities	-	654,249	-	654,249

Total securities available for sale	$1,818	$1,072,779	$36,179	$1,110,776

Other Assets
Interest rate caps	-	90	-	90

Total other assets	$-	$90	$-	$90

Liabilities:
Other Liabilities
Interest rate swaps	-	5,743	-	5,743

Total other liabilities	$-	$5,743	$-	$5,743

ESB Financial Corporation	74	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Fair Value (continued)

As of December 31, 2011

(Dollar amounts in thousands)
	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Assets:
Securities available for sale
Trust preferred securities	$-	$1,755	$35,789	$37,544
Municipal securities	-	184,485	-	184,485
Equity securities	2,103	-	-	2,103
Corporate bonds	-	164,779	-	164,779
Mortgage backed securities
U.S. sponsored entities	-	732,302	-	732,302
Private label	-	8,903	-	8,903

Subtotal mortgage-backed securities	-	741,205	-	741,205

Total securities available for sale	$2,103	$1,092,224	$35,789	$1,130,116

Other Assets
Interest rate caps	-	532	-	532

Total other assets	$-	$532	$-	$532

Liabilities:
Other Liabilities
Interest rate swaps	-	5,531	-	5,531

Total other liabilities	$-	$5,531	$-	$5,531

Due to recent uncertainties in the credit markets broadly and the lack of both trading and new issuance of floating rate trust preferred securities, market price indications generally reflect the lack of liquidity in these markets. Due to this lack of practical quoted prices, fair value for floating rate trust preferred securities has been determined using a discounted cash-flow technique. Cash flows are estimated based upon the contractual terms of each instrument. Market rates have been calculated based upon the five year historical discount margin for these instruments from August 2002 through August 2007, when the market was more liquid. These market rates were then adjusted for credit spreads and liquidity risk given the current markets. Credit spreads are based upon the Moody’s rating for each bond and range from 45 to 80 basis points. Liquidity risk adjustments ranged from 20 to 65 basis points where the securities of the 15 largest banks in the United States are assigned 20 to 40 basis points and banks outside of the top 15 were given a higher liquidity risk adjustment. Approximately $17.9 million or 49.4% of the $36.2 million in floating rate trust preferred securities represent investments in two of the four largest banks in the United States.

The following table presents the changes in the Level III fair-value category for the years ended December 31, 2012 and 2011. The Company classifies financial instruments in Level III of the fair-value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level III financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly.

ESB Financial Corporation	75	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Fair Value (continued)

Fair value measurements using significant unobservable inputs (Level III):

	Trust Preferred Securities
	2012	2011
Beginning balance January 1,	$35,789	$37,361
Total net realized/unrealized gains (losses)
Included in earnings:
Interest income on securities	14	14
Net realized loss on securities available for sale	(5)	(78)
Included in other comprehensive income (loss)	381	(1,008)
Transfers in and/or out of Level III	-	-
Purchases, issuances, sales and settlements
Purchases	-	-
Issuances	-	-
Sales	-	-
Settlements	-	(500)

Ending balance, December 31,	$36,179	$35,789

The following table summarizes changes in unrealized gains and losses recorded in earnings for the year ended December 31, 2012 and December 31, 2011, for Level III assets and liabilities that were still held at December 31, 2012 and 2011:

	Securities available for sale
	2012	2011
Interest income on securities	$14	$14
Net realized loss on securities available for sale	(5)	(78)

Total	$9	$(64)

For Level III assets measured at fair value on a recurring or non-recurring basis as of December 31, 2012, the significant observable inputs used in the fair value measurements were as follows:

(Dollar amounts in thousands)	Fair Value at December 31, 2012	Fair Value at December 31, 2011	Valuation Technique	Significant Unobservable Inputs	Range/Weighted Average
Trust Preferred Securities	$36,179	$35,789	Discounted Cash Flow	Credit Spreads	45-80 basis points
				Liquidity Risk Adjustments	20-65 basis points
				Default Rates	.6% -1%
Impaired Loans	14,740	14,054	Discounted Cash Flow	Remaining term Discount Rate	.7 yrs to 21.8 yrs 3.8% - 7.0%
			Appraisal of collateral (1)	Interest Rate	3.3% - 16.3%
Real estate acquired through foreclosure	2,441	3,883	Appraisal of collateral (1)	N/A	N/A
Servicing assets	14	16	Discounted Cash Flow	Remaining term	.2 yrs - 18.8 yrs
				Discount Rate	11.25% - 12.25%

(1)

Fair value is generally determined through independent appraisals of the underlying collateral, which generally includes various level III inputs which are not identifiable. Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses.

ESB Financial Corporation	76	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Fair Value (continued)

The significant unobservable inputs in the fair value measurement of the Company’s trust preferred securities are the credit spreads, liquidity risk adjustments and default rates as described in Investment Securities Available for Sale. Significant increases (decreases) in any of those inputs in isolation could result in a significantly lower (higher) fair value measurement.

The Company may be required periodically to measure certain assets and liabilities at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets. During 2012 and 2011, the Company incurred write-downs on its REO properties of $370,000 and $958,000, respectively. There were no adjustments to the fair value of the Company’s remaining assets and liabilities measured at fair value on a nonrecurring basis in accordance with GAAP during the respective periods.

13.	Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments, consisting of commitments to extend credit, commitments under line of credit lending arrangements and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are received.

The following methods and assumptions were used in estimating fair values of financial instruments.

Cash and cash equivalents – The carrying amounts of cash equivalents approximate their fair values. Securities available for sale – With the exception of floating rate trust preferred securities, fair values for securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique which is widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. The determination of the fair value of the trust preferred securities is discussed more fully in footnote 12, Fair Value.

Securities receivable- The carrying amount of securities receivable approximates their fair values.

Loans receivable– Fair values for loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued interest receivable and payable – The carrying amounts of accrued interest approximate their fair values.

FHLB stock – FHLB stock is restricted from trading purposes and thus, the carrying value approximates its fair value.

Bank owned life insurance (BOLI) – The fair value of BOLI at December 31, 2012 and December 31, 2011 approximated the cash surrender value of the policies at those dates.

Interest rate cap and interest rate swap contracts – Fair values of interest rate cap and interest rate swap contracts are based on dealer quotes.

ESB Financial Corporation	77	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

13.	Financial Instruments (continued)

Deposits – The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies current market interest rates to a schedule of aggregated expected monthly maturities.

Borrowed funds and subordinated debt – For variable rate borrowings, fair values are based on carrying values. For fixed rate borrowings, fair values are based on the discounted value of contractual cash flows and on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. Fair values of structured borrowings are based on dealer quotes.

Advance payments by borrowers for taxes and insurance- The fair value of the advance payments by borrowers for taxes and insurance approximated the carrying value of those commitments at those dates.

The following table sets forth the carrying amount and fair value of the Company’s financial instruments included in the consolidated statement of financial condition as of December 31:

As of December 31, 2012

(Dollar amounts in thousands)
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level I)	Significant Other Observable Inputs (Levell II)	Significant Unobservable Inputs (Level III)	Total Fair Value
Financial assets:
Cash and cash equivalents	$15,064	$15,064	$-	$-	$15,064
Securities	1,110,776	1,818	1,072,779	36,179	1,110,776
Securities receivable	1,277	1,277	-	-	1,277
Loans receivable	672,086	-	-	702,206	702,206
Accrued interest receivable	8,068	8,068	-	-	8,068
FHLB stock	15,077	15,077	-	-	15,077
Bank owned life insurance	30,025	30,025	-	-	30,025
Interest rate cap contracts	90	-	90	-	90
Financial liabilities:
Deposits	1,178,057	546,298	-	641,430	1,187,728
Borrowed funds	484,556	-	260,333	249,550	509,883
Junior subordinated notes	46,393	-	25,001	-	25,001
Advance payment by borrowers for taxes and insurance	2,619	2,619	-	-	2,619
Accrued interest payable	1,344	1,344	-	-	1,344
Interest rate swap contracts	5,743	-	5,743	-	5,743

ESB Financial Corporation	78	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

13.	Financial Instruments (continued)

As of December 31, 2011
(Dollar amounts in thousands)
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level I)	Significant Other Observable Inputs (Levell II)	Significant Unobservable Inputs (Level III)	Total Fair Value
Financial assets:
Cash and cash equivalents	$38,848	$38,848	$-	$-	$38,848
Securities	1,130,116	2,103	1,092,224	35,789	1,130,116
Securities receivable	1,148	1,148	-	-	1,148
Loans receivable	648,921	-	-	679,819	679,819
Accrued interest receivable	9,227	9,227	-	-	9,227
FHLB stock	21,256	21,256	-	-	21,256
Bank owned life insurance	30,802	30,802	-	-	30,802
Interest rate cap contracts	532	-	532	-	532
Financial liabilities:
Deposits	1,156,410	492,794	-	675,644	1,168,438
Borrowed funds	560,567	-	263,288	331,588	594,876
Junior subordinated notes	46,393	-	20,361	-	20,361
Advance payment by borrowers for taxes and insurance	2,519	2,519	-	-	2,519
Accrued interest payable	1,676	1,676	-	-	1,676
Interest rate swap contracts	5,531	-	5,531	-	5,531

14.	Regulatory Matters and Insurance of Accounts

The Company’s subsidiary bank, ESB Bank, is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could result in certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balancesheet items as calculated under regulatory accounting practices. The capital amounts and their related classification for the Bank are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of total capital (as defined in the regulations), tier 1 leverage capital (as defined) and tier 1 risk-based capital (as defined). As of December 31, 2012, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2012 and 2011, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total, tier 1 leverage and tier 1 risk-based capital ratios as set forth in the following table. As of December 31, 2012, there are no conditions or events since that notification that have changed the categorization.

Tier 1 leverage capital level in the following table is presented as a percentage of total adjusted assets (as defined in the regulations); total capital and tier 1 risk based capital levels are shown as a percentage of risk-weighted assets (as defined).

ESB Financial Corporation	79	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

14.	Regulatory Matters and Insurance of Accounts (continued)

The minimum required regulatory capital percentages to be well capitalized under prompt corrective action provisions is 5%, 6% and 10% for tier 1 leverage, tier I risk-based and total capital ratios, respectively.

The following table sets forth certain information concerning regulatory capital of the Bank:

(Dollar amounts in thousands)	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2012:
Total Capital	$164,082	15.21%	$86,309	8.00%	$107,886	10.00%
(to Risk Weighted Assets)
Tier 1 Leverage Capital	$157,313	8.70%	$72,355	4.00%	$90,444	5.00%
(to Adjusted Tangible Assets)
Tier 1 Risk Based Capital	$157,313	14.58%	$43,154	4.00%	$64,732	6.00%
(to Risk Weighted Assets)

As of December 31, 2011:
Total Capital	$156,945	15.10%	$83,143	8.00%	$103,929	10.00%
(to Risk Weighted Assets)
Tier 1 Leverage Capital	$150,347	7.91%	$75,989	4.00%	$94,987	5.00%
(to Adjusted Tangible Assets)
Tier 1 Risk Based Capital	$150,347	14.47%	$41,572	4.00%	$62,358	6.00%
(to Risk Weighted Assets)

15.	Quarterly Financial Data (unaudited)

Quarterly earnings per share data may vary from annual earnings due to rounding.

(Dollar amounts in thousands, except share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012:
Interest income	$18,870	$18,590	$17,943	$17,109
Interest expense	7,873	7,581	7,168	6,778

Net interest income	10,997	11,009	10,775	10,331
Provision for loan losses	200	300	350	250

Net interest income after provision for loan losses	10,797	10,709	10,425	10,081
Net realized gain on securities available for sale	267	-	197	282
Other noninterest income	1,456	1,538	1,440	2,144
Noninterest expense	7,722	7,491	7,248	7,817

Income before provision for income taxes	4,798	4,756	4,814	4,690
Provision for income taxes	845	799	793	799

Net income before noncontrolling interest	3,953	3,957	4,021	3,891
Less: net income attributable to the noncontrolling interest	168	276	87	388

Net income attributable to ESB Financial Corporation	$3,785	$3,681	$3,934	$3,503

Net income per share
Basic	$0.26	$0.26	$0.27	$0.25
Diluted	$0.26	$0.25	$0.27	$0.25

ESB Financial Corporation	80	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

15.	Quarterly Financial Data (unaudited) (continued)

(Dollar amounts in thousands, except share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011:
Interest income	$19,955	$20,199	$19,817	$19,256
Interest expense	9,138	8,979	8,723	8,300

Net interest income	10,817	11,220	11,094	10,956
Provision for loan losses	300	200	300	330

Net interest income after provision for loan losses	10,517	11,020	10,794	10,626
Net realized loss on securities available for sale	-	-	(83)	(364)
Other noninterest income	1,489	1,678	1,281	305
Noninterest expense	7,182	7,024	6,703	7,153

Income before provision for income taxes	4,824	5,674	5,289	3,414
Provision for income taxes	896	1,160	1,010	314

Net income before noncontrolling interest	3,928	4,514	4,279	3,100
Less: net income attributable to the noncontrolling interest	268	230	315	98

Net income attributable to ESB Financial Corporation	$3,660	$4,284	$3,964	$3,002

Net income per share
Basic	$0.25	$0.30	$0.27	$0.21
Diluted	$0.25	$0.29	$0.27	$0.21

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only)

Following are condensed financial statements for the parent company as of and for the years ended December 31, 2012 and 2011:

Condensed Statements of Financial Condition
(Dollar amounts in thousands)	2012	2011
Assets:
Interest-earning deposits	$1,091	$6,658
Securities available for sale	34,889	30,607
Equity in net assets of subsidiaries	227,695	216,883
Other assets	5,969	6,447

Total assets	$269,644	$260,595

Liabilities and stockholders’ equity:
Subordinated debt, net	$46,393	$46,393
Accrued expenses and other liabilities	27,553	33,958
Stockholders’ equity	195,698	180,244

Total liabilities and stockholders’ equity	$269,644	$260,595

ESB Financial Corporation	81	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only) (continued)

Condensed Statements of Operations
(Dollar amounts in thousands)	2012	2011	2010
Income:
Equity in undistributed earnings of subsidiaries	$6,356	$1,664	$8,024
Dividends from subsidiaries	10,000	15,000	8,000
Management fee income, from subsidiaries	48	36	36
Net gain on sale of securities available for sale	629	141	-
Other than temporary impairment losses on securities available for sale	(26)	(317)	(217)
Interest and other income	1,126	1,365	1,432

Total income	18,133	17,889	17,275
Expense:
Interest expense, to subsidiary	2,957	3,257	3,326
Compensation and employee benefits	632	432	423
Other	657	445	376

Total expense	4,246	4,134	4,125

Income before benefit from income taxes	13,887	13,755	13,150
Benefit from income taxes	(1,016)	(1,155)	(1,081)

Net income	$14,903	$14,910	$14,231

Condensed Statements of Comprehensive Income
(Dollar amounts in thousands)	2012	2011	2010

Net Income before noncontrolling interest	$15,822	$15,821	$14,664

Other comprehensive income (loss) (net of tax and reclassifications)
Net change in unrealized gains (losses):
Gains (losses) arising during the period	741	368	240
Income tax effect	(259)	(129)	(82)

	482	239	158

(Gains) losses recognized in earnings	(629)	(141)	-
Income tax effect	221	49	-

	(408)	(92)	-

Unrealized holding gains on securities available for sale not other-than-temporarily-impaired, net of tax	74	147	158

Fair value adjustment on derivatives	(211)	(2,631)	(3,070)
Income tax effect	74	921	1,044

	(137)	(1,710)	(2,026)

Other comprehensive income (loss) of bank subsidiary	4,262	7,133	(5,456)

Total Comprehensive income (loss), net of tax	4,199	5,570	(7,324)

Net comprehensive income before noncontrolling interest	20,021	21,391	7,340
Less: net income attributable to the noncontrolling interest	919	911	433

Net comprehensive income attributable to ESB Financial Corporation	$19,102	$20,480	$6,907

ESB Financial Corporation	82	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only) (continued)

Condensed Statements of Cash Flows
(Dollar amounts in thousands)	2012	2011	2010
Operating activities:
Net income	$14,903	$14,910	$14,231
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(6,356)	(1,664)	(8,024)
Net realized gain on securities available for sale	(629)	(141)	-
Other than temporary impairment losses on securities available for sale	26	317	217
Compensation expense on ESOP and MRP	1,602	1,445	1,232
Other, net	1,148	(2,190)	(1,835)

Net cash provided by operating activities	10,694	12,677	5,821

Investing activities:
Purchases of securities	(14,411)	(6,733)	(10,178)
Principal repayments of securities	9,405	7,698	9,217
Proceeds from the sale of securities available for sale	1,342	204	-

Net cash (used in) provided by investing activities	(3,664)	1,169	(961)

Financing activities:
Proceeds from long term borrowings	(5,200)	-	-
Proceeds received from exercise of stock options	794	832	614
Dividends paid	(7,321)	(5,409)	(4,815)
Payments to acquire treasury stock	(541)	(4,754)	(1,143)
Stock purchased by ESOP	(329)	(504)	(189)

Net cash used in financing activities	(12,597)	(9,835)	(5,533)

(Decrease) increase in cash equivalents	(5,567)	4,011	(673)
Cash equivalents at beginning of period	6,658	2,647	3,320

Cash equivalents at end of period	$1,091	$6,658	$2,647

ESB Financial Corporation	83	2012 Annual Report

Notes to Consolidated Financial Statements (continued)

17.	Subsequent Events

On January 23, 2013, the Company entered into a loan agreement with Wesbanco Bank, Inc. in connection with a multiple advance term loan in the amount of up to $10.0 million and a revolving line of credit loan in the amount of up to $10.0 million. The term loan bears an interest rate of 3.75% per annum and has a term of five years. The line of credit has an interest rate equal to LIBOR plus 2.75% per annum and shall expire on April 30, 2014, unless extended. The proceeds of the term loan will be used for (i) the redemption of the outstanding $5.1 million aggregate principal amount of floating rate junior subordinated debt securities due 2033 at 100% of the principal amount of the debt securities plus accrued and unpaid interest and the like redemption of the trust preferred and common securities of ESB Capital Trust II and (ii) redemption of the outstanding $5.1 million aggregate principal amount of floating rate junior subordinated deferrable interest debentures due 2033 at 100% of the principal amount of the debt securities plus accrued and unpaid interest and the like redemption of the trust preferred and common securities of ESB Statutory Trust III. The line of credit will be available for general corporate purposes. The Company redeemed the debt securities and the like redemption of the trust preferred and common securities of ESB Capital Trust II on January 24, 2013 and has provided notice to the trustee for the redemption of the debt securities and like redemption of the trust preferred and common securities of ESB Capital Trust III on March 18, 2013.

ESB Financial Corporation	84	2012 Annual Report

Report of Independent Registered Public Accounting Firm

Audit Comittee

ESB Financial Corporation

We have audited ESB Financial Corporation (the “Company”) and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ESB Financial Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that; (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and, that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ESB Financial Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012, of ESB Financial Corporation and subsidiaries, and our report dated March 8, 2013, express an unqualified opinion.

Wexford, Pennsylvania

March 8, 2013

ESB Financial Corporation	85	2012 Annual Report

Report of Independent Registered Public Accounting Firm

March 8, 2013

Board of Directors and Shareholders

ESB Financial Corporation

We have audited the accompanying consolidated statements of financial condition of ESB Financial Corporation and subsidiaries (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ESB Financial Corporation and subsidiaries as of December 31, 2012 and 2011 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ESB Financial Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2013, expressed an unqualified opinion on the effectiveness of ESB Financial Corporation’s internal control over financial reporting.

Wexford, Pennsylvania

March 8, 2013

ESB Financial Corporation	86	2012 Annual Report

Management’s Reports to ESB Financial Corporation Shareholders

Management’s Report on Financial Statements and Practices

ESB Financial Corporation is responsible for the preparation, integrity and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management’s best estimates and judgments.

The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control could be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

The Audit Committee, consisting entirely of independent directors, meets regularly with management, internal auditors and the independent registered public accounting firm and reviews audit plans and results, as well as management’s actions taken in discharging responsibilities for accounting, financial reporting and internal control. S.R. Snodgrass, independent registered public accounting firm and the internal auditors have direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.

Report on Management’s Assessment of Internal Control Over Financial Reporting

We, as management of ESB Financial Corporation, are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. Management assessed the Corporation’s system of internal control over financial reporting as of December 31, 2012, in relation to criteria for effective internal control over financial reporting as described in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2012, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control – Integrated Framework”. S.R. Snodgrass, independent registered public accounting firm, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting.

Charlotte A. Zuschlag

President and Chief Executive Officer

Charles P. Evanoski

Group Senior Vice President and Chief Financial Officer

March 8, 2013

ESB Financial Corporation	87	2012 Annual Report

Stock and Dividend Information

Listings and Markets

ESB Financial Corporation common stock is traded on the NASDAQ Global Select Stock Market under the symbol “ESBF”. Some of the listed market makers for the Company’s common stock include:

Keefe, Bruyette & Woods, Inc.	Stifel Nicolaus & Co., Inc.
787 7th Avenue, 4th Flr	18 Columbia Turnpike
New York, NY 10019	Florham Park NJ 07932
Telephone: (800) 966-1559	Telephone: (800) 342-2325
UBS Financial Services	Sandler O’Neill
One North Wacker Drive, 35th Flr	1251 Avenue of the Americas, 6th Floor
Chicago, IL 60606	New York, NY 10020
Telephone: (800) 525-4313	Telephone: (800) 635-6851

Number of Stockholders and Shares Outstanding

As of December 31, 2012, there were 2,483 registered stockholders of record and 14,666,945 shares of common stock outstanding entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or “street” name.

Dividend Reinvestment Plan

Common stockholders may have cash dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through the reinvestment plan and pay no brokerage commissions or fees. To obtain a plan prospectus and authorization card call (800) 368-5948.

Registrar and Transfer Agent

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

Stock Splits and Dividends

The Company has declared the following stock splits or dividends since its inception:

Record Date	Payment Date	Percentage Issued
May 5, 2011	May 16, 2011	20%
May 1, 2003	May 15, 2003	20%
September 30, 2002	October 25, 2002	20%
May 18, 2001	May 30, 2001	20%
May 17, 2000	May 31, 2000	10%
May 15, 1998	May 29, 1998	10%
July 31, 1997	August 25, 1997	10%
December 31, 1994	January 25, 1995	20%
December 31, 1993	January 25, 1994	20%
May 12, 1993	June 7, 1993	20%
December 31, 1992	January 25, 1993	20%
June 30, 1992	July 25, 1992	20%
December 31, 1991	January 25, 1992	20%

ESB Financial Corporation	88	2012 Annual Report

Stock and Dividend Information (continued)

Stock Price Information and Cash Dividends

The following table sets forth the high and low sale market prices of the Company’s common stock as of and during the quarterly periods presented as well as the quarterly cash dividends. The Company has paid regular quarterly cash dividends since its inception in June 1990:

	Market Price			Dividend Information
	High	Low	Close	Payment Date	Cash Dividends per Share
2012 Quarter Ended
December 31	$14.19	$12.48	$13.87	December 28, 2012	$0.10
September 30	14.21	12.74	13.96	October 25, 2012	0.10
June 30	14.63	11.70	13.20	July 25, 2012	0.10
March 31	14.71	11.94	14.42	April 25, 2012	0.10
2011 Quarter Ended
December 31	$14.50	$10.30	$14.07	January 25, 2012	$0.10
September 30	14.35	9.85	10.96	October 25, 2011	0.10
June 30	14.24	10.59	12.92	July 25, 2011	0.10
March 31	13.53	10.53	12.31	April 25, 2011	0.08

The last sale price of the Company’s common stock was $13.73 as of February 28, 2013.

ESB Financial Corporation	89	2012 Annual Report

Stock and Dividend Information (continued)

Performance Graph

The following graph compared the yearly cumulative total return on the common stock over a five-year measurement period with the yearly cumulative total return on the stocks included in (i) the NASDAQ – Total US companies and (ii) the SNL Securities All Banks and Thrifts Index. All of these cumulative returns are computed assuming the reinvestment of dividends at the frequency with which dividends were paid during the applicable year.

Performance Graph provided by SNL Financial.

ESB Financial Corporation	90	2012 Annual Report

Corporate Information

Annual Meeting

The annual meeting of the Company’s stockholders will be held at 4:00 p.m., on Wednesday, April 17, 2013, at the Connoquenessing Country Club, 1512 Mercer Road, Ellwood City, PA 16117.

Stockholder and Investor Information

Copies of annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and related stockholder literature are available upon written request without charge to stockholders. Requests should be addressed to Frank D. Martz, Group Senior Vice President of Operations and Corporate Secretary, ESB Financial Corporation, 600 Lawrence Avenue, Ellwood City, PA 16117.

We make available on our website, www.esbbank.com, our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, on the date which we electronically file these reports with the Securities and Exchange Commission, as well as our code of ethics. Investors are encouraged to access these reports and the other information about our business and operations on our web site.

Equal Employment Opportunity

ESB Financial Corporation has adopted an affirmative action program to assure equal opportunity for every employee and hires, trains, promotes, compensates and makes all other employment decisions without regard to race, color, religion, sex, age, national origin, disability or veteran status.

Corporate Headquarters

ESB Financial Corporation

600 Lawrence Avenue

Ellwood City, PA 16117

Phone: (724) 758-5584

Subsidiary Companies

ESB Bank	ESB Capital Trust II
ESB Financial Services, Inc.	ESB Capital Trust III
AMSCO, Inc.	ESB Statutory Trust IV
AMS Ventures, LLC	THF, Inc d/b/a Elite Settlement Services
Madison Woods Joint Venture
The Links at Deer Run Associates, LLC
McCormick Farms, LLC
Brandy One, LLC
The Vineyards at Brandywine, LP
Cobblestone Village, LP
The Meadows at Hampton, LP
BelleVue Park

Independent Registered Public Accounting Firm	Special Counsel

S.R. Snodgrass, A.C.	Elias, Matz, Tiernan & Herrick L.L.P.
2100 Corporate Drive, Suite 400	734 15th Street, NW
Wexford, PA 15090	Washington, DC 20005

ESB Financial Corporation	91	2012 Annual Report

Board of Directors

ESB FINANCIAL CORPORATION

William B. Salsgiver	Mario J. Manna
Chairman of the Board	Retired Tax Collector - Borough of Coraopolis
A Principal - Perry Homes

Herbert S. Skuba	James P. Wetzel, Jr.
Vice Chairman of the Board	Retired President & Chief Executive Officer
Retired Director, President & Chief Executive Officer of The Ellwood City Hospital	of PHSB Financial Corporation

Charlotte A. Zuschlag
President & Chief Executive Officer

ESB BANK

William B. Salsgiver	Mario J. Manna
Chairman of the Board	Retired Tax Collector - Borough of Coraopolis
A Principal - Perry Homes

Herbert S. Skuba	Ronald W. Owen
Vice Chairman of the Board Retired Director, President & Chief Executive Officer of The	Senior Relationship Executive - First American Title Insurance Company
Ellwood City Hospital

Charlotte A. Zuschlag	Joseph W. Snyder
President & Chief Executive Officer	Sourcing Agent - EQT Corporation

Raymond K. Aiken	James P. Wetzel, Jr.
Retired President & Chief Operating Officer	Retired President & Chief Executive Officer
of Lockhart Chemical Co.	of PHSB Financial Corporation

Johanna C. Guehl
Owner- Law Offices of Johanna C. Guehl
Affiliate - Kathy L. Hess & Associates, CPA’s

ESB Financial Corporation	92	2012 Annual Report

Corporate Officers, Advisory Board and Bank Officers

ESB FINANCIAL CORPORATION	ESB BANK, (continued)
William B. Salsgiver- Chairman of the Board	Vice Presidents
Charlotte A. Zuschlag - President & Chief Executive Officer	James D. Bish
Charlotte M. Bolinger
Group Senior Vice Presidents	Thomas E. Campbell
Charles P. Evanoski - Chief Financial Officer	Deborah S. Goehring
Frank D. Martz- Operations & Corporate Secretary	Paul F. Hoyson
Todd F. Palkovich - Lending	Penny K. Koch
Mary C. Magestro
Alan P. Weber
Senior Vice Presidents
Richard E. Canonge- Audit, Compliance & Loan Review
Teresa Krukenberg- Business Development
Ronald J. Mannarino- Asset/Liability Management	Assistant Vice Presidents
Mark A. Platz- Information Technology	Theresa M. Adler
Ronald E. Pompeani- Lending	Susan B. Antolic
Marilyn Scripko- Lending & CRA Officer	Kelley J. Avena
John T. Stunda- Human Resources	Janet S. Barletta
Bonita L. Wadding- Controller/Treasurer	Bethany M. Barrow
Matthew N. D’Amico
ESB BANK, ADVISORY BOARD	Amy E. Dicks
Lewis N. Banks -Retired teacher Blackhawk School District	Floyd W. Dierker
Joseph W. DeNardo- Retired Chief Meteorologist for WTAE-TV	Judy L. Diesing
George C. Dorsch-Retired Engineer	Susan C. Fisher
Dept. of Transportation, Commonwealth of Pennsylvania	Theresa A. Gerst
Dr. Allan Gastfriend-Retired Dentist	Margaret A. Haefele
Charles W. Hergenroeder- Partner- Hergenroeder, Rega, Sommer, LLC	Dwight A. Hines, Jr.
Martin L. Miller- Consultant-Miller & Sons Chevrolet	Teri L. Huston
Craig E. Wynn- President-Herskowitz and Wynn, P.C.	David L. Kramer
Kyle R. Krupa
ESB BANK	Barbara E. Martinelli
William B. Salsgiver- Chairman of the Board	Carolyn P. McBride
Charlotte A. Zuschlag - President & Chief Executive Officer	Beth A. McClymonds
Kristin E. McKelvey
Group Senior Vice Presidents	Kristy A. Gales
Charles P. Evanoski	Judith A. Loebig
Frank D. Martz	Marianne L. Mills
Todd F. Palkovich	Ann R. Nelson
Jonathan D. Newell
Senior Vice Presidents	Madeline A. Orfitelli
Richard E. Canonge	Deborah F. Pagley
Teresa Krukenberg	Rose L. Pieri
Ronald J. Mannarino	James P. Perenovich
Mark A. Platz	Thomas G. Pfeiffer
Ronald E. Pompeani	Keith R. Poleti
Marilyn Scripko	Timothy S. Robinson
John T. Stunda	Cynthia L. Scaramazza
Bonita L. Wadding	Jackie A. Smith
Linda I. Smith
First Vice Presidents	Kathy A. Smyth
Deborah A. Allen	Karla L. Spinelli
Larry E. Bittner	Nancy L. Straley
Kathleen A. Bender	Janice L. Voynik
Louis C. Frischkorn
Nancy A. Glitsch	Assistant Secretaries
Brian W. Hulme	Linda A. MacMurdo
Mary Ann Leonardo	Dana M. Martz
Sally A. Mannarino	Robin Scheffler
Larry Mastrean	THF, Inc.
Joseph R. Pollock, III	Rocco Abbatangelo - President
Daniel J. Swartz
Pamela K. Zikeli

ESB Financial Corporation	93	2012 Annual Report

Board of Directors

Board of Directors of ESB Bank are seated from left, William B. Salsgiver, Mario J. Manna, Joseph W. Snyder and Ronald W. Owen. Standing from the left are Herbert S. Skuba, Charlotte A. Zuschlag, James P. Wetzel, Johanna C. Guehl and Raymond K. Aiken.

ESB Financial Corporation	94	2012 Annual Report

ESB Bank

A Subsidiary of ESB Financial Corporation

OUR INSTITUTION IS RATED 5-STARS BY BAUER

www.bauerfinancial.com

AWARDED SEPTEMBER 2012

Member FDIC

EQUAL HOUSING LENDER

www.esbbank.com

ALIQUIPPA

Janet Barletta

Financial Services Manager

Phone: 724-378-4436

2301 Sheffield Road

Aliquippa, PA 15001

AMBRIDGE

Karla Spinelli

Financial Services Manager

Phone: 724-266-5002

506 Merchant Street

Ambridge, PA 15003

BALDWIN

Barbara Martinelli

Financial Services Manager

Phone: 412-655-8670

5035 Curry Road

Pittsburgh, PA 15236

BEAVER

Larry Mastrean

Regional Financial Services Manager

Phone: 724-775-1052

701 Corporation Street

Beaver, PA 15009

BEAVER FALLS

Susan Fisher

Financial Services Manager

Phone: 724-847-4004

1427 Seventh Avenue

Beaver Falls, PA 15010

BEECHVIEW

Madeline Orfitelli

Financial Services Manager

Phone: 412-344-7211

1550 Beechview Avenue

Pittsburgh, PA 15216

BUTLER

Margaret Haefele

Financial Services Manager

Phone: 724-789-0057

831 Evans City Road

Renfrew, PA 16053

CENTER TOWNSHIP

Judy Diesing

Financial Services Manager

Phone: 724-774-0332

3531 Brodhead Road

Monaca, PA 15061

CHIPPEWA TOWNSHIP

Teri Huston

Financial Services Manager

Phone: 724-846-6200

2521 Darlington Road

Beaver Falls, PA 15010

CORAOPOLIS

Jackie Smith

Financial Services Manager

Phone: 412-264-8862

900 Fifth Avenue

Coraopolis, PA 15108

CRANBERRY TOWNSHIP

Floyd Dierker

Financial Services Manager

Phone: 724-778-9900

2630 Rochester Road

Cranberry Twp., PA 16066

ELLWOOD CITY

Pamela Zikeli

Regional Financial Services Manager

Phone: 724-758-5584

600 Lawrence Avenue

Ellwood City, PA 16117

FOX CHAPEL

Theresa Gerst

Financial Services Manager

Phone: 412-782-6500

1060 Freeport Road

Pittsburgh, PA 15238

FRANKLIN TOWNSHIP

Thomas Campbell

Financial Services Manager

Phone: 724-752-2500

1793 Mercer Road

Ellwood City, PA 16117

HOPEWELL TOWNSHIP

Keith Poleti

Financial Services Manager

Phone: 724-378-0505

2293 Brodhead Road

Aliquippa, PA 15001

NESHANNOCK TOWNSHIP

Kelley Avena

Financial Services Manager

Phone: 724-658-8825

3360 Wilmington Road

New Castle, PA 16105

NEW BRIGHTON

Linda Smith

Financial Services Manager

Phone: 724-846-4920

800 Third Avenue

New Brighton, PA 15066

NORTH SHORE

Bethany Barrow

Customer Service Manager

Phone: 412-231-7297

807 Middle Street

Pittsburgh, PA 15212

NORTHERN LIGHTS

David Kramer

Financial Services Manager

Phone: 724-869-2193

1555 Beaver Road

Baden, PA 15005

SHENANGO TOWNSHIP

Cynthia Scaramazza

Financial Services Manager

Phone: 724-654-7781

2731 Ellwood Road

New Castle, PA 16101

SPRING HILL

Jan Orr

Financial Services Manager

Phone: 412-231-0819

Itin & Rhine Streets

Pittsburgh, PA 15212

TROY HILL

Judith Loebig

Financial Services Manager

Phone: 412-231-8238

1706 Lowrie Street

Pittsburgh, PA 15212

WEXFORD

Deborah Allen

Regional Financial Services Manager

Phone: 724-934-8989

101 Wexford-Bayne Road

Wexford, PA 15090

ZELIENOPLE

Kristy Gales

Financial Services Manager

Phone: 724-452-6500

527 South Main Street

Harmony, PA 16037

ESB FINANCIAL CORPORATION

600 Lawrence Avenue

Ellwood City, Pennsylvania 16117

Phone: (724) 758-5584